UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 21, 2012

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

“This Form 6-K contains our Annual Report for the fiscal year ended December 31, 2011, the Notice of the Annual General Meeting of the Shareholders dated January 25, 2012, and the Form of Voting Card, each of which has been mailed to holders of our Equity Shares. Also included in this Form 6-K is the Depositary’s Notice of the Annual General Meeting of Shareholders and the Form of Proxy Card, each of which have been mailed to holders of American Depositary Shares. The information contained in this Form 6-K shall not be deemed “filed” for the purposes of section 18 of the Securities Exchange Act, 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing”.

PATNI COMPUTER SYSTEMS LTD. | ANNUAL REPORT 2011

  Integration Story

A journey of a thousand miles began in January 2011 with a single step — the Integration. A year later, we take pride in the effective manner in which we have achieved the smooth and seamless integration of iGATE and Patni.

The success of our integration can be attributed to our unique, top down approach. Instead of a process that identified and chose the best from both entities, we led the way by driving the integration under the banner of a futuristic vision and mission for the combined organization, which served as the motivational force.

Customer First

Customers and Markets (C&M) is the most important activity by which integration specialists assess an integration and transformation as either a ‘success’ or ‘failure’. As the leadership team initiated the integration exercise by defining the vision, mission, values and the strategic issues of running the combined entity, a special task force simultaneously managed the practical details of customer service, daily sales operations and pipeline protects.

Key resources from both sides were identified and paired for a two-in-a-box approach, working closely with the Executive Committee for quick escalation and decision-making. This method proved highly successful as the C&M team executed a comprehensive program that included customer communication, unified account governance, detailed market analysis and field sales support.

Customer communication and relationship management was an integration priority with a focus on account stability and growth, program follow-through and executive leadership outreach. As a best practice, we over communicated with all stakeholders to ensure transparency and gain trust.

Identifying performers and creating a strong combined sales force which is aligned to the value proposition of the new combine through a well-equipped knowledge portal was given prime importance. It helped provide dedicated, optimized support for better RFP responses, adding value to our customers and the sales process.

Uninterrupted Show

Another key imperative was to instill the 22,000+ delivery professionals with the vision of the new company while managing the ongoing business. It needed to be accomplished skillfully, ensuring that there was no disruption to existing customer delivery and, in fact, exceeding customer expectations.

We utilized a blueprint for driving the execution with seven key objectives, including building trust and relationship with customers, strengthening the partner ecosystem, developing iTOPS and outcome-based opportunities, investing in innovation and establishing common process norms for the combine.

The PMO team was diligent in ensuring that the 250+ actions identified were consistently acted upon, risks were monitored and mitigated, and the leadership governance was focused on key deliverables. The teamwork demonstrated for this high level of delivery excellence was a key success factor.

Money Matters

The integration of the finance operation was critical to all aspects of the business; namely, deal structures, investor relations, vendor management and employee welfare. The top priority for the team was to create an experience of ‘one organization’ for the critical stakeholders of the combine. This was achieved through a synchrony of global finance teams providing a non-disruptive experience where the participants felt little or no change during the transition. Throughout, we leveraged new talents, diversity, and domain experience, meeting statutory and other important milestones along the way. Even though the Patni acquisition was one of the largest leveraged buyout deals in the IT services sector, significant cost savings were achieved through derived synergies, streamlined processes and consolidations.

One-Tech Take

The IT group was keenly aware of the pivotal role it had to play to bring the two organizations together under common platforms and processes. IT systems were to be one of the first integration touch points that employees would have experienced. Their priorities included building a common IT backbone, installing a world-class telepresence system for internal communications, and improving the social networking and collaboration platforms.

To manage the combined business more effectively, PeopleSoft 9 was made the new choice, supported by business intelligence and master data management resources. This helped create a consolidated view of human resource and other systems. Investment in advanced tools and processes at this stage is envisaged to yield further efficiency and faster growth for the business.

New Brand Speak

The Brand team’s task was to translate the merits and value of the combined parts into a common brand. The new brand identity had to come alive through a multitude of touch points. Along with aiding recall, we needed to ensure that the equity of positive synergies is communicated to all stakeholders.

The biggest challenge was to communicate the meaning of the two forces coming together. We found our answer in the power of multiplication of the talent and opportunities, and not in mere addition of these attributes. We relentlessly used a plethora of communication channels to reach out with our messages to stakeholders across both companies.

One World

The success of any integration hinges on the effective integration of people, processes and culture. The top leadership team gave strategic weightage to this aspect of integration by dedicating ample time and resources to it.

iGATE Patni quickly integrated business units and sales teams through right role allocations, harmonizing 72 people practices and processes. The company also communicated the strategic intent and vision of the integration and its benefits to employees through many focused and large scale interactive forums. While ensuring that the people integration happened at a rapid pace, adequate care was also taken to ensure that ongoing operations were not hampered as a result.

A notable outcome of the cultural assimilation has been the emergence of a new-generation work culture in the form of openness and transparency coupled with an entrepreneurial style of leadership, which is non-hierarchical and rewards individual achievement and spontaneity. The new culture has helped to highlight the significance of innovation in day-to-day work and its impact in enriching the role of every employee in the company.

Miles to Go

The biggest reward for an achievement is the achievement itself! Today, even as we look back at the integration exercise, each employee of iGATE Patni stands proud to have been part of one of the historic initiatives of our career.

It is a journey that has just begun and as we reach our first station, we are pleased with what has been accomplished and look forward to the many exciting challenges ahead.

  Key Performance Indicators: 2006-11

*

Excluding additional provision for prior years’ tax review by IRS and review by Department of Labor of Patni’s US operations; leading to an increase in gross profit and operating income by approximately US$ 7.0 million, and decrease in net income by US$ 19.9 million, as compared to the reported numbers.

**

Excluding reversal for prior years’ tax review by IRS of Patni US operations; leading to a decrease in gross profit and operating income by approx US$ 2.7 million, and decrease in net income by US$ 18.2 million, as compared to the reported numbers.

***

Excluding reversal for prior years’ tax review by IRS of Patni US operations and reversal of tax positions for Patni India operations; leading to a decrease in gross profit and operating income by approx US$ 1.2 million, and a decrease in net income by US$ 22.01 million, as compared to the reported numbers.

****	Excluding reversal for prior years’ tax position of Patni US operations leading to a decrease in net income by US$ 7.4 million, as compared to the reported numbers.

  Letter to the Shareholders

Phaneesh Murthy

Chief Executive Officer & Managing Director

Dear Shareholders,

2011 has been an eventful and a milestone year for Patni. With a change in guard of the promoters on account of its acquisition by iGATE Corp and a successful integration thereafter with iGATE, opportunities for Patni’s growth have found new vistas with a potential to differentiate based on innovation-led forward looking business models.

Acquisition and Integration

With the acquisition of Patni, we were able to immediately allay uncertainties about the company that existed amongst employees, customers and investors. On the integration front, I am particularly pleased with the smoothness which the two companies came together. While both the organizations had their dissimilarities in terms of culture, business models and market approach, we used those as an advantage and ended up creating a whole new brand that best represents the synergistic merit of both. Brand iGATE Patni now engages with Global Fortune 1000 companies to partner with them and deliver core Business Outcomes. As a visible metric, Patni’s gross margins and Adjusted EBITDA have shored up significantly over the last two quarters of 2011 confirming our successful integration efforts. Furthermore, with the shareholder and stakeholder value thoroughly preserved, our integration exercise is now referred to as an exemplary program in the M&A space within and outside the industry.

Customers and Markets

I am delighted to say that we were able to efficiently protect and grow Patni’s revenues without losing any customer due to our integration. On the other hand, several existing customers of Patni have shown keen interest to add to the existing Time and Material based work and engage with us on high impact Business Outcomes. Our focus will be to engage with Global Fortune 1000 companies mainly in Banking, Insurance, Healthcare, Manufacturing and Retail verticals. Apart from these, we will also focus on Media, Entertainment, Leisure and Travel along with Communication and Utilities as other target industries. Product Engineering Services will continue to be a high impact focus area for us, while Europe, Middle and India will be among the geographies that we expect greater growth from.

Organizational Excellence

As one of the merits of the integration, we were able to implement best practices in Quality processes across the two organizations. Some of the improvement initiatives that were introduced in Patni include “Small Steps” - a Kaizen based initiative to drive small improvements at project level and “Giant Leap” - a program level initiative to focus on big improvements that bring in tangible benefits.

Confirming to our quality standards, Patni was re-assessed at Level 5 against CMMI Version 1.2. CMMI Maturity Level 5 is the highest rating an organization can achieve and is indicative of process implementation that improves quality and provides predictable process performance.

Patni’s paper on ‘Achieving business excellence through high maturity practices’ got accepted to be presented in the International Software Engineering Conference.

Talent Capital

I have firmly articulated that one of the key assets that we have gained as a result of the acquisition is the talent capital in Patni. While we carried out our integration across phases in the year, we ensured that we initiated an Egalitarian work culture at Patni where employees are encouraged to disagree and innovate in their respective streams of expertise. As an organization, we have been cautious not to be paternalistic and have hence adopted an adult-to-adult engagement model with our employees. We have also initiated a focused ‘fun at work’ initiative across the organization with an intent of creating employee pods of common interests and talent beyond work, and in the process, make our workplaces more exciting to be in.

We have introduced a set of five values - Citizenship, Innovation, Respect, Passion and Excellence - that defines the approach we take as we continue to delight our customers and shareholders. We are glad that Patni’s employee attrition has decreased significantly to well under 20% confirming to our best-in-class people practices. Our employee engagement programs are now focused to distill our market value proposition and our newly crafted values to all employees.

Awards and Accolades

I am pleased that our integration efforts were well complemented with achievements that were duly recognized across several areas:

•	Patni was ranked the No. 1 Healthcare R&D Service Provider in Global R&D Service Providers Rating, by Zinnov Management Consulting.

•

Zinnov Management Consulting also ranked Patni in the Leadership Zone for Overall Leading R&D Service Providers, Automotive and Computer Peripherals & Storage in its Global R&D Service Providers Rating.

•	Everest Group named us as a “Major Contender” in Finance and Accounting in its FAO Research Report 2011.

•

CHCS Services Inc., a unit of Patni that offers health and life administration services, was honored with the “Case in Point Platinum Award” for overall case management excellence across the healthcare spectrum.

•

Patni was awarded the Advanced Solutions Partner status with TIA Technology, the Copenhagen-based world leader in integrated, leading-edge standard software solutions for the global insurance industry.

New Vision and Outlook for the Future

To deliver increased value to our stakeholders, we have crafted a new vision “to change the rules of the game and deliver high-impact outcomes in a new technology enabled world.” We would now like to continue the good work beyond the integration and ensure that the company delivers increased value to all its stakeholders. We will continue to focus on outcomes based engagements and in the journey, earning respect as one of the top three employers in all the talent markets we operate.

With Patni’s scale of operations and micro-vertical focus meeting the innovative Business Outcomes-based positioning as the result of a successful integration, we now have the foundation to build a special and an exciting company that wins the admiration of peers and competition alike and that bodes for an exciting future.

/s/ Phaneesh Murthy
Phaneesh Murthy
23 Feb, 2012
Mumbai

  Executive Committee

  Board of Directors

  Directors’ Report

To,

The Members,

PATNI COMPUTER SYSTEMS LIMITED

Your Directors have pleasure in presenting their Thirty fourth Annual Report together with Audited statements of Accounts for the year ended 31 December 2011.

Financial Results

	31 Dec 2011 ( in million)	31 Dec 2010 ( in million)
Sales	21,517	18,913
Resulting in Profit Before Tax	5,940	7,155
Profit After Tax	4,998	6,551
Profit available for appropriation after adding to it Previous Year’s Brought Forward	21,167	26,441
Appropriated as under:
Adjustment on account of employee benefits
Transfer to General Reserve	—	655
Final Proposed Dividend on Equity Shares @ Nil (Previous Year 150%)	—	2
Special Interim Dividend on Equity Shares @ Nil (Previous Year 3150%)	—	8,244
Corporate Tax on above Dividend	—	1,370
Balance Carried to Balance Sheet	21,167	16,170

Business Performance

The performance of your Company during the year under report has shown improvement over the previous year. Total revenue for the year ended 31 December 2011 amounted to  21,517 million as against  18,913 million for the corresponding period last year, registering a growth of about 14%. The Company has posted the Net Profits after tax to  4,998 million as compared to  6,551 million for the corresponding period last year, registering a decline of about 24% for the year ended 31 December 2011. Even on consolidated basis, revenues were increased in the current year 2011 by 12% to  35,679 million from  31,881 million in 2010.The net income decreased by 36%.

Dividend

With a view to conserve the resources for the proposed facility and infrastructure expansion, your Directors do not recommend any dividend for the year 2011.

Business Overview

Your Company is a worldwide outsourcing provider of integrated end-to-end offshore centric information technology (“IT”) and IT-enabled operations solutions and services. The Company delivers a comprehensive range of IT services through globally integrated onsite and offshore delivery locations primarily in India. Your Company offers its services to customers through industry focused practices, including insurance and healthcare (“IHC”), manufacturing, retail and logistics (“MRDL”), banking and financial services (“BFS”), communications and utilities (“CEU”), and media and entertainment (“MELT”) and through technology focused practices. IT services include application development, application maintenance and support, verification and validation, enterprise application solutions, business intelligence and data warehousing (“BI & DW”), packaged software implementation, infrastructure management services, quality assurance services and product engineering services. IT-enabled services include business process outsourcing (“BPO”), transaction processing services and customer interaction services (“CIS”).

On 12 May 2011, iGATE through its wholly owned subsidiaries acquired 82.4% of the outstanding shares of the Company. The acquisition by iGATE combined two highly recognized IT services and outsourcing companies with complementary industry verticals for the purpose of facilitating sustained long-term growth and to strengthen their competitive position as a top-tier company in the highly-fragmented global IT industry. iGATE’s strategy is to utilize your Company’s expanded pool of talent, diverse expertise across multiple verticals, higher level of strategic end-to-end service offerings and established management team to enable iGATE in offering differentiated solution sets in developing and maintaining long-term client relationships with a diversified client basis that spans different industry verticals.

Post acquisition, the internal management of the consolidated entities — iGATE and Patni were restructured such that there were primarily two major segments in the consolidated company — (i) iGATE Corporation (and its subsidiaries other than Patni) and; (ii) Patni. The internal restructuring also included a restructuring of the Board of Directors of your Company.

Your Company offers services in an integrated manner to customers who belong to different industry verticals namely insurance and healthcare, manufacturing, retail and logistics, banking and financial services, communications and utilities, and media and entertainment. Your Company’s operations are located in twenty seven countries.

Through a blended strategy of “offerings tailored to customers’ and market needs” referred to as “outside-in approach” for problem-solving, experimenting and innovating business and technology platforms, your Company achieves results efficiently through rapid improvement and automation, resulting in reduced cycle times and costs over a period of time. Accountability for results towards aligned goals requires your Company to continuously measure its progress against the goals, thus enabling it to deliver significant benefits to its customers along with a lower risk profile.

Your Company has a track record of successfully developing and managing large, long-term client relationships with some of the world’s largest and best known companies. As of 31 December 2011, your Company’s customer base was 280 clients. Several of the Company’s key executives are located in its client geographies to better develop and maintain client relationships at senior levels. Repeat business accounted for 98.6%, 94.6% and 94.0% of your Company’s revenues in 2011, 2010 and 2009.

Your Company’s revenues have grown from $655.9 million in 2009 to $759.3 million in 2011, representing a CAGR of 7.6%. As of 31 December 2011, your Company’s total number of employees were around 18,000. Your Company has invested in new high-tech facilities, which it refers to as “knowledge parks”, designed for expanding our operations and training our employees. Your Company has 130 sales and marketing personnel supported by dedicated industry specialists in 25 sales offices around the globe, including North America, Europe, Japan and the rest of the Asia-Pacific region.

Global Delivery Model

Global demand for high quality, lower cost IT and IT-enabled services has created a significant opportunity for your Company, which it uses to successfully leverage the benefits of, and address the challenges in using, an offshore talent pool. Your Company’s effective use of offshore personnel offers a variety of benefits, including lower costs, faster delivery of new IT solutions and innovations in vertical solutions, processes and technologies.

Your Company has adopted a global delivery model for providing services to its clients. Your Company’s global delivery model includes on-site and offshore teams. Your Company has offshore development centers located in Bangalore, Hyderabad, Chennai, Noida, Mumbai, Pune and Gandhinagar in India and has global development centers located in Australia, Mexico, Canada, the United States, China, Singapore and India. The centers can deliver both onsite and offshore services, depending on client location and preferences.

IT services that your Company delivers using its offshore centers include software application development and maintenance, implementation and support of enterprise applications, package evaluation and implementation, re-engineering, data warehousing, business intelligence, analytics, data management and integration, software testing and IT infrastructure management services. Your Company believes that it delivers high quality solutions to its clients at substantial savings by using its global pool of highly talented people.

IT-enabled operations offshore outsourcing solutions and services that your Company offers include BPO, transaction processing services and call center services. BPO services are offered to clients that are looking to achieve converged IT and BPO solutions. The transaction processing services offered are focused on the mortgage banking, financial services, insurance and capital market industries, except for the delivery of finance and accounting functions such as accounts payable which can be performed for clients across all industries. The call center services are offered to clients in several industries and are not industry specific.

Industry Practices, Technology Practices and IT Services

Your Company offers its services to customers through industry practices in insurance and healthcare, manufacturing, retail and logistics, banking and financial services, communications and utilities, and media and entertainment. Your Company also has technology practices that offer services in product engineering and product design. Your Company’s industry practices and technology practices are complemented by its IT services, which it develops in response to client requirements and technology life cycles. The Company’s service lines include application development, application maintenance and support, verification and validation, enterprise application solutions, business intelligence and data warehousing, customer interaction services and BPO, infrastructure management services and quality assurance services.

Sales and Marketing

Your Company’s sales teams use a multi pronged approach to market our services. They target certain industries and service lines through focused sales executives, geographies through regional sales executives and large clients through dedicated account managers. Your Company has aligned a majority of its sales and marketing teams to focus on specific industries and geographies. In addition to its sales executives, Your Company has industry experts and solution architects who complement its sales efforts by providing specific industry and service line expertise.

Your Company’s senior management and dedicated account managers are actively involved in managing client relationships and business development through targeted interaction with multiple contacts throughout its clients’ organizations. Your Company aims to develop its client relationships into partnerships by working closely with its clients’ managers and senior executives to formulate and execute an offshore outsourcing strategy, implement engagement models that suit their particular challenges and explore new service lines.

Your Company undertakes detailed periodic reviews to identify existing and prospective clients that it believes can develop into large, strategic clients. Your Company intends to focus on adding more strategic accounts, which it defines as those who provide $5.0 million or more in annual revenues or those with whom it believes it has the potential to achieve such annual revenue amounts over a 24 to 30 month period. For each strategic client, a senior executive is identified and charged with managing the overall client relationship and leading periodic reviews with the client.

Your Company has 25 sales offices across North America, Europe, Japan and the rest of the Asia-Pacific region and 130 sales and marketing personnel who are supported by dedicated industry specialists. Your Company sets targets for its sales personnel at the beginning of each year, which are subject to periodic reviews. In addition to a base salary, the Company’s compensation package for sales personnel includes an incentive based compensation plan driven by achievement of the prescribed sales targets.

Human Resources

Your Company strongly believes that it ability to maintain and continue its growth depends to a large extent on its strength in attracting, developing, motivating and retaining the talent. Your Company operates in seven major cities in India, which enables it to recruit technology professionals from different parts of the country. The key elements of your Company’s human resource management strategy include Talent Acquisition, learning and development, rewards and retention.

None of your Company’s employees are represented by a union.

Your Company employed around 18,000, 17,600 and 14,000 employees as of 31 December 2011, 2010 and 2009, respectively. Out of 18,000 employees, around 17,000 were software professionals as of 31 December 2011. Of these software professionals, around 3,000 employees were categorized as onsite and 14,000 as offshore. The geographic breakdown for your Company’s employees as of 31 December 2011 was as follows:

Geography	Number of Employees (rounded off)
India	14,900
North America	2,500
Rest of the World	600
Total	18,000

Centers of Excellence

Your Company is developing internal “centers of excellence” to create expertise in emerging technologies. Your Company is working on centers of excellence that focus on next generation technologies which includes Web 2.0 and Web 3.0 specification, mobility solutions for ease of access to application, Anywhere secured access to data and in areas of Business Intelligence. Your Company partners with leading technology vendors such as Microsoft, HP, IBM and Oracle to implement these technologies.

Facility Expansion

A key component of your Company’s global delivery model is the telecommunication linkages between client sites and its sites and between its distributed sites in India. Your Company has designed a global network architecture which provides client connectivity, offshore development center connectivity and internet connectivity. This network provides seamless access and uses high availability networks and advanced routing protocols for redundancy and availability. Although your Company relies on third parties, such as telecommunications providers and internet service providers to provide such services, your Company ensures that it has multiple service providers using multiple routes and media to attain high levels of redundancy, availability and performance. Your Company has dedicated teams to monitor the operations of its network operations 24 hours a day and seven days a week. Your Company uses encryption techniques for confidentiality of data as required.

Your Company’s principal executive offices are located at Mumbai, India. Your Company’s North American headquarters are located in Cambridge, Massachusetts. These facilities are used primarily for management functions and support functions such as sales, marketing and general administration.

Your Company has state-of-the-art facilities in nine locations in India where its technical staff is located and which serve as its primary delivery centers. Your Company also has imaging centers and distribution centers in the United States and in the United Kingdom for handling the digital processing of documents.

Your Company currently has capacity for approximately 17,000 professionals at these facilities. As of 31 December 2011, your Company had used approximately 83% of its existing office space in its operations.

Most of your Company’s global branch offices located outside of India are used for sales and marketing.

Your Company has 25 sales and marketing offices located in the U.S.A, Canada, India, Australia, China, Japan, Singapore, Malaysia, Germany, Mexico, Czech Republic, Indonesia, Sweden, Switzerland, Belgium, the Netherlands, the U.K, Finland, U.A.E., South Korea, South Africa, Turkey, Italy, Ireland and Romania.

Your Company operates through its facilities located in various parts of India. In the recent past your Company has acquired facilities to support its growth. In keeping with its plans for expansion, your Company has constructed new facilities in India, which includes three knowledge parks in Chennai, Navi Mumbai and Noida. These knowledge parks have state-of-the-art infrastructure with extensive workspace and training facilities and a modular design for ease of segregation of dedicated projects with the ability to provide scale and service to clients from one location.

Your Company’s Noida Knowledge Park was awarded the prestigious LEED Platinum (Leadership in Energy and Environmental Design) rating jointly by the U.S Green Building Council and the Indian Green Building Council for the Company’s Green IT-BPO Centre. This makes your Company’s Knowledge Park the second largest Platinum rated building in the world, and the largest Platinum rated building outside the United States.

Phase I of the Navi Mumbai facility, with a capacity of 4,300 seats, is complete and occupied. Phase I of the Chennai facility, with a capacity of 1,200 seats, is complete and partially occupied. Construction of the Noida SEZ facility with capacity to accommodate 3,300 seats is completed and is partially occupied. The Navi Mumbai, Chennai and Noida facilities are expected to accommodate up to 14,000, 10,000 and 3,300 engineers, respectively when fully completed.

In continuation of its policy to have its own campus operations, your Company has acquired land in Pune, Hyderabad and Kolkata in addition to its campuses in Mumbai, Chennai and Noida. These facilities when fully built, are expected to have a seating capacity for approximately 25,000 professionals.

As of 31 December 2011, your Company had spent approximately $ 101.3 million on the knowledge parks.

Your Company announced a Capital outlay of $120 million over a period of three years, of which $102 million relates to building a residential training facility in Pune along with a 5,000 member capacity delivery center and campus expansion in Mumbai.

Quality and Project Management

While quality always has been an integral part of your Company’s operations, your Company became formally certified and assessed for quality models in 1995. Your Company started with ISO 9000-1994, underwent SEI-CMM level 4 and 5 assessments and as of today is ISO 9001-2000 certified and are assessed for P-CMM Level 3 and SEI-CMMi Level 5. In the last year, your Company also got reassessed for CMMI Level 5 against version 1.2. ISO 9001 is an international standard for quality management systems maintained by the International Organization for Standardization. The Capability Maturity Model (CMM) is a method for evaluating the quality of a company’s management and software engineering practices, with Level 5 being the highest attainable certification. The CMM was developed by the Software Engineering Institute (SEI) at Carnegie Mellon University. The Software Engineering Institute subsequently released a revised version known as the Capability Maturity Model Integration (CMMi). Your Company has been using the Six Sigma Program to implement process changes including the above. Your Company continuously strives to better its quality management system with the help of industry best practices and research findings. Your Company’s quality management system involves the review and continuous improvement of software development and related processes, testing of work products and regular internal and external quality audits. Your Company applies sophisticated project management and solution deployment methodologies that it has developed to help ensure timely, consistent and accurate delivery of IT solutions to its clients.

In 2011, your Company has received the following recognitions:

•                       iGATE Patni won the ‘Golden Peacock’ National Quality Award — 2011

•                       iGATE Patni’s IT and Business Enabling functions in Bangalore were successfully appraised and rated at People CMM® maturity level 5.

•                       iGATE Patni’s Employee Engagement initiative ‘Thank God It’s Monday’ entered the Limca Book of Records for running a corporate music show every Monday, for five consecutive years.

Patni ESOP 2003 (Revised 2009)

Your Company had introduced the Employees Stock Option Plan known as ‘Patni ESOP 2003’. The Plan is being administered by the Compensation and Remuneration Committee of Directors constituted as per SEBI Guidelines. The details of Options granted under the Plan are given in the Annexure to this Report.

Subsidiary Companies

The Company has wholly owned subsidiaries viz. Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, PCS Computer Systems Mexico, SA de CV and Patni (Singapore) Pte. Ltd.

Patni Telecom Solutions, Inc. and CHCS Services Inc. are the subsidiaries of Patni Americas, Inc., one of the Company’s main subsidiaries.

Patni Telecom Solutions (P) Limited and Patni Telecom Solutions (UK) Limited are subsidiaries of Patni Telecom Solutions, Inc.

Patni Computer Systems (Czech) s.r.o. is the subsidiary of Patni Computer Systems (UK) Limited.

Patni Computer Systems Japan Inc, Patni Computer Systems (Suzhou) Co.Ltd., Patni Computer Systems (Dalian) Co, Ltd. and Patni Computer Systems Indonesia are owned through Patni (Singapore) Pte. Ltd., one of the Company’s main subsidiaries.

In view of the above and by virtue of Section 4 of the Companies Act, 1956 the Company has following subsidiaries (Collectively to be referred as “Subsidiary Companies”) i)

Patni Americas, Inc.; ii) Patni Computer Systems (UK) Limited; iii) Patni Computer Systems GmbH; iv) PCS Computer Systems Mexico, SA de CV; v) Patni (Singapore) Pte. Ltd.; vi) Patni Telecom Solutions, Inc.; vii) CHCS Services Inc.; viii) Patni Telecom Solutions (P) Limited; ix) Patni Telecom Solutions (UK) Limited; x) Patni Computer Systems (Czech) s.r.o.; xi) Patni Computer Systems Japan Inc.; xii) Patni Computer Systems (Suzhou) Co., Ltd.; xiii) Patni Computer Systems (Dalian) Co., Ltd.; and xiv) Patni Computer Systems Indonesia.

The Company has been granted a general exemption for the year ended 31 December 2011 by the Ministry of Corporate Affairs from attaching to its Balance Sheet, the individual Annual Reports of each of its Subsidiary Companies. A statement containing brief financial details of the Company’s subsidiaries for the year ended 31 December 2011 is included in the Annual Report. The annual accounts of Subsidiary Companies and the related detailed information will be made available to any member of the Company / its Subsidiary Companies seeking such information at any point of time and are also available for inspection by any member of the Company / its Subsidiary Companies at the Registered Office of the Company.

Reconstitution of the Board

In accordance with the requirements of the Companies Act, 1956 and Articles of Association of the Company, Mr. Shashank Singh and Mr. Göran Lindahl are liable to retire and eligible for reappointment in the forthcoming Annual General Meeting.

Corporate Developments

Your Company had received a letter dated 11 November 2011 from Pan - Asia iGATE Solutions and iGATE Global Solutions Limited (Collectively “the Promoters”), expressing their intention to initiate the process to acquire the Shares held by the public shareholders of the Company by providing an exit opportunity in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (as amended) (“Delisting Regulations”), and all other applicable regulations in order to voluntarily delist the Company’s Shares from the Indian Stock Exchanges and the American Depository Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) (“Delisting Proposal”).

On 16 November 2011, the Board of Directors of the Company had granted its approval to the said Delisting Proposal and sought the approval of the shareholders of the Company through postal ballot in terms of the Delisting Regulations after complying with the SEBI and the U.S. Securities Exchange Commission requirements, if any.

Your Company, vide Postal Ballot Notice dated 5 December 2011, had sought the consent of its Members to a delisting proposal received from the Promoters to voluntarily delist the equity shares of the Company from the Indian Stock Exchanges and ADSs from NYSE, USA. Special Resolution contained in the said Postal Ballot Notice was duly passed by the requisite majority as required under the Companies Act, 1956 and Delisting Regulations. The Promoters may make a public announcement of a Delisting offer in accordance with the Delisting Regulations within a period of one year from the date of the above-mentioned special resolution.

Corporate Governance

Your Company follows the principles of the effective corporate governance practices. The Clause 49 of the Listing Agreement deals with the Corporate Governance requirements with which every publicly listed Company is required to comply with. The Company has taken steps to comply with the requirements of revised Clause 49 of the Listing Agreement with the Stock Exchanges.

A separate section on Corporate Governance forming part of the Directors’ Report and certificate from the Company’s Auditors confirming the compliance of conditions on Corporate Governance as stipulated in Clause 49 of the Listing Agreement is included in the Annual Report.

Particulars of Employees

Particulars of employees as required under the provisions of Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975, as amended, forms part of this Report. However, in pursuance of Section 219(1)(b)(iv) of the Companies Act, 1956, this Report is sent to all the Members of the Company excluding the aforesaid information and the said particulars are made available at the registered office of the Company. The members desirous of obtaining such particulars may write to the Company Secretary at the registered office of the Company.

Fixed Deposits

Your Company has not accepted any fixed deposits from the public. As such, no amount of principal or interest is outstanding as of the balance sheet date.

Auditors

M/s. S.R. Batliboi & Associates, Chartered Accountants, the present statutory auditors of the Company holds office until the conclusion of the ensuing Annual General Meeting. M/s. S.R. Batliboi & Associates, under Section 224(1) of the Companies Act, 1956, have furnished the certificate of their eligibility for appointment.

Directors’ Responsibility Statement

Pursuant to Section 217(2AA) of the Companies Act, 1956, the Directors, based on the representation received from the Operating Management, confirm that:-

(a)          in the preparation of the annual accounts, the accounting standards have been followed and that there is no material departure;

(b)         they, in selection of accounting policies, have consulted the Statutory Auditors and have applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 December 2011 and the Profit of the Company for the period 1 January 2011 to 31 December 2011;

(c)          they have taken proper and sufficient care, to their best of knowledge and ability, for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(d)         they have prepared the annual accounts on a going concern basis.

Conservation of Energy, Technology Absorption and Foreign Exchange Earnings/Outgo:

A)           Conservation of Energy

Your Company consumes electricity mainly for the operation of its computers. Though the consumption of electricity is negligible as compared to the total turnover of the Company, your Company has taken effective steps at every stage to reduce consumption of electricity.

B)           Technology Absorption

This is not applicable to your Company as it has not purchased or acquired any Technology for development of software from any outside party.

C)           Foreign Exchange Earnings/Outgo

31 Dec 2011 ( in million)
Earnings in Foreign Currency on account of:
Export Sale	21,133
Others	46
Total Earnings	21,179
Expenditure in Foreign Currency on account of:
Travelling Expenses	264
Overseas Employment Expenses	4,381
Professional Fees & Consultancy Charges	286
Subscription & Registration Fees	5
Other Matters	156
Total Expenditure	5,092
Net Earnings in Foreign Currency	16,087

Acknowledgements

Your Directors wish to convey their appreciation to all the Company’s employees for their performance and continued support. The Directors would also like to thank all the shareholders, consultants, customers, vendors, bankers, service providers and governmental & statutory authorities for their continued support.

For and on behalf of the Board of Directors

Jai S Pathak	Phaneesh Murthy
Chairman	CEO & MD

Date: 25 January 2012

Annexure to the Directors’ Report: Employee Stock Options Plan (‘ESOP’)

Information as on 31 December 2011

(Currency: in thousands of Indian Rupees except share data)

			As of 31 December 2011
(a)	No. of options granted		15,759,482	*
(b)	Pricing formula		As per market price as defined in SEBI guidelines on ESOP or on face value of equity shares
(c)	Options vested		2,170,621	**
(d)	Options exercised		8,302,666
(e)	The total number of shares arising as a result of exercise of option		8,302,666
(f)	Options lapsed		5,012,320	***
(g)	Variation of terms of options		N/A
(h)	Money realized by exercise of options;		1,284,262
(i)	Total number of options in force;		2,444,496
(j)	Employee wise details of options granted during the year to:-
	(I)	senior managerial personnel during the year;	NIL
	(II)	any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	NIL
	(III)	identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant;	NIL
(k)	diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with the Accounting Standard (AS) 20 ‘Earnings per Share’		29.58
(l)	Impact of Employee Compensation cost calculated as difference between intrinsic value and fair market value in accordance with SEBI Guidelines on ESOP
	Profit for the year after taxation as reported		4,014,571
	Add: Stock based employee compensation deteremined under the intrinsic value method		249,067
	Less: Stock based employee compensation deteremined under the fair value method		227,004
	Pro-forma profit		4,036,634
	Reported earnings per equity share of 2 each
	- Basic		30.07
	- Diluted		29.58
	Pro-forma earnings per equity share of 2 each
	- Basic		30.23
	- Diluted		29.75
(m)	Weighted-average exercise prices and weighted-average fair values of options, for options whose exercise price equals or is less than the market price of the stock ****
	Weighted average exercise price - Equity		165.15
	Weighted average fair value - Equity		155.89
	Weighted average exercise price - ADR		$0.08
	Weighted average fair value - ADR		$18.27

(Currency: in thousands of Indian Rupees except share data)

		As of 31 December 2011
(n)

The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for Equity linked options which are in accordance with SEBI Guidelines on ESOP

	Dividend yield	0.67%
	Weighted average dividend yield	0.67%
	Expected life	3.5 - 5.5 years
	Risk free interest rates	8.29% - 8.37%
	Expected Volatility	38.47% - 39.13%
	Weighted Average Volatality	38.84%

	The price of the underlying share in market at the time of option grant	Grant Date	Price ()
		29 June 2011	329.55

The fair value of each stock option is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions for ADR linked options which are in accordance with SEBI Guidelines on ESOP

	Dividend yield	0.68%
	Weighted average dividend yield	0.68%
	Expected life	3.5 - 5.5 years
	Risk free interest rates	0.58% - 1.15%
	Expected Volatility	38.27% - 40.64%
	Weighted average volatility	39.71%

	The price of the underlying ADR in market at the time of option grant	Grant Date	Price ($)
		19 October 2011	13.49
(o)	Ratio of ADS to Equity Shares	1 ADR = 2 Shares

*	Including options granted to employees, who have seperated.
**	Net of options lapsed.
***	As per the plan, in the event of resignation from employment, the options lapse for individual employee. However, the said options are available to Company for reissue.
****	For options outstanding.

Corporate Governance Report

Your Company has complied, in all material respects, with features of Corporate Governance Code as per Clause 49 of the Listing Agreement with the Stock Exchanges.

A report on the implementation of the Corporate Governance Code of the Listing Agreement by the Company is furnished below.

Philosophy on Corporate Governance

A good corporate governance process aims to achieve balance between shareholders’ interest and corporate goals by providing long-term vision of its business and establishing systems that help the Board in understanding and monitoring risk at every stage of the corporate evolution process to enhance the trust and confidence of the stakeholder without compromising with laws and regulations.

The Company’s philosophy on corporate governance encompasses achieving balance between individual interests and corporate goals through the efficient conduct of its business and meeting its stakeholder obligations in a manner that is guided by transparency, accountability and integrity. Accountability improves decision-making and transparency helps to explain the rationale behind decisions and to build stakeholder confidence.

At Patni Computer Systems Limited, we strive towards excellence through adoption of best governance and disclosure practices.

A. Board of Directors

1.     Composition of directors

The Board of Directors of the Company (“the Board”) has an optimum combination of executive and non-executive directors, which is in conformity with the requirements of Clause 49 of the Listing Agreement with the Stock Exchanges (“Listing Agreement”) in this regard. The Chairman of the Board is a Non-executive Independent Director. In order to ensure the independence of the Board, 50% of the Board is comprised of Independent Directors.

The relevant details in respect of the composition of the Board are furnished below.

Name of the director	Position/Category	Number of directorships in other companies*
Mr. Jai S Pathak	Chairman (Independent Director)	2
Mr. Phaneesh Murthy	Chief Executive Officer & Managing Director	7
Mr. Göran Lindahl	Non-executive Director	5
Mr. Shashank Singh	Non-executive Director	1
Mr. Arun Duggal	Independent Director	12
Mr. Vimal Bhandari	Independent Director	8

*    This includes directorships held in public limited companies, foreign companies and subsidiaries of public limited companies but excludes directorships held in private limited companies.

Changes in composition of the Board during the year ended 31 December 2011

•                       Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (jointly referred to as the “Acquirers”), alongwith iGATE Corporation as the person acting in concert (“PAC”), acquired 63% of the then equity share capital of the Company from Mr. Narendra K Patni, Mr. Gajendra K Patni and Mr. Ashok K Patni along with their respective relatives (the “Previous Promoter Group”) and M/s. General Atlantic Mauritius Limited (“PE Investor”) and further 20% from public shareholders of the Company by way of mandatory tender offer in accordance with Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 at a price of  503.50 per share (collectively referred as “Acquisition Transaction”). Pursuant to the said Acquisition Transaction, Mr. Phaneesh Murthy was appointed as a Director (not liable to retire by rotation) and Mr. Shashank Singh was appointed as Director (liable to retire by rotation) w.e.f. 8 February 2011.

•                       Mr. Jai S Pathak and Mr. Göran Lindahl were appointed as Directors (liable to retire by rotation) w.e.f. 12 May 2011.

•                       Mr. Gajendra K Patni and Mr. William O Grabe resigned as Directors of the Company w.e.f. 8 February 2011. While, Mr. Narendra K Patni, Mr. Ashok K Patni, Mr. Pradip Shah, Mr. Ramesh Venkateswaran, Mr. Louis Theodoor van den Boog, Dr. Michael A Cusumano, Mr. Pradip Baijal and Mr. Jeya Kumar also resigned as Directors w.e.f. 12 May 2011.

•                       Mr. Arun Duggal and Mr. Vimal Bhandari were subsequently re-appointed as Directors (liable to retire by rotation) at the Annual General Meeting held on 29 June 2011.

2.     Number of Board Committees of the Company and of other companies on which directors are Member or Chairman.

			Number of board	Number of board
	Number of board	Number of board	committees of other	committees of other
	committees on	committees on	companies on which	companies on which
Name of the director	which Chairman	which Member	Chairman	Member
Mr. Jai S Pathak*	—	2	—	1
Mr. Phaneesh Murthy	—	—	—	1
Mr. Göran Lindahl	—	—	—	—
Mr. Shashank Singh**	1	—	—	—
Mr. Arun Duggal#	1	—	1	2
Mr. Vimal Bhandari#	—	2	3	2
Mr. Narendra K Patni@	—	—	NA	NA
Mr. Jeya Kumar@	—	—	NA	NA
Mr. Ashok K Patni@	—	—	NA	NA
Mr. Louis Theodoor van den Boog@	—	1	NA	NA
Mr. Pradip Shah@	1	—	NA	NA
Mr. Ramesh Venkateswaran@	—	—	NA	NA
Dr. Michael A Cusumano@	—	—	NA	NA
Mr. Pradip Baijal@	1	—	NA	NA
Mr. Gajendra K Patni@	—	—	NA	NA
Mr. William O Grabe@	—	1	NA	NA

NA — Not Applicable

@ Resigned during the year.

* Mr. Jai S Pathak was inducted as a Member of Audit Committee and Shareholders’/Investors’ Grievance Committee w.e.f. 12 May 2011.

** Mr. Shashank Singh was inducted as the Chairman of the Shareholders’/Investors’ Grievance Committee Meeting w.e.f.12 May 2011.

* Mr. Arun Duggal was inducted as the Chairman of the Audit Committee and Mr. Vimal Bhandari was inducted as a member of the Shareholders’/Investors’ Grievance Committee w.e.f. 12 May 2011.

Note: (As required under the Listing Agreement)

1.               For the purpose of considering the limit of the committees on which a director can serve, all public limited companies, whether listed or not, have been included and all other companies including private limited companies, foreign companies and companies under Section 25 of the Companies Act have been excluded.

2.               For the purpose of considering the limit on memberships of the committees, the Audit Committee and the Shareholders’/ Investors’ grievance committee alone are considered.

3.              Number of board meetings held and the dates on which such meetings were held:

Nine board meetings were held during the year ended 31 December 2011 with a time gap of not more than four months between any two meetings and the required information as stipulated under Clause 49 of the Listing Agreement was made available to the members of the Board. The dates of such board meetings were 3 January 2011, 10 January 2011, 8-9 February 2011, 26-27 April 2011, 12 May 2011, 29 June 2011, 25 July 2011, 18 October 2011 and 16 November 2011.

4.     Attendance of each present director at the board meetings and the last AGM

Name of the director	Total board meetings held during tenure	Attended in person	Attended through video/tele conference	Annual general meeting on 29 June 2011
Mr. Jai S Pathak	5	4	1	Ö
Mr. Phaneesh Murthy	7	5	2	Ö
Mr. Göran Lindahl	5	3	—	Ö
Mr. Shashank Singh	7	7	—	Ö
Mr. Arun Duggal	9	9	—	Ö
Mr. Vimal Bhandari	9	9	—	Ö
Mr. Pradip Shah@	5	4	—	NA
Mr. Narendra K Patni@	5	5	—	NA
Mr. Jeya Kumar@	5	5	—	NA
Mr. Ashok K Patni@	5	5	—	NA
Mr. Ramesh Venkateswaran@	5	3	—	NA
Mr. Pradip Baijal@	5	3	—	NA
Mr. Gajendra K Patni@	3	2	—	NA
Mr. William O Grabe@	3	0	—	NA
Mr. Louis Theodoor van den Boog@	5	3	—	NA
Dr. Michael A Cusumano@	5	1	—	NA
Mr. Abhay Havaldar@ (Alternate Director to Mr. William O Grabe)	3	2	—	NA

NA — Not Applicable

@ Resigned during the year.

5.    Compensation to Directors

Details of compensation paid to Directors for the year ended 31 December 2011 are as below:

(Amounts in )

Director	Relationship with other directors	Business relationship with the Company	Loans & advances from the Company	Sitting Fees*	Remuneration*		Commission*
Mr. Jai S Pathak	No	None	—	200,000	—		2,151,434
Mr. Phaneesh Murthy	No	None	—	—	—		—
Mr. Göran Lindahl	No	None	—	—	—		—
Mr. Shashank Singh	No	None	—	—	—		—
Mr. Arun Duggal	No	None	—	260,000	—		2,499,841
Mr. Vimal Bhandari	No	None	—	300,000	—		2,499,841
Mr. Narendra K Patni@	Brother of Mr. Gajendra K Patni and Mr. Ashok K Patni	Erstwhile Promoter	—	—	Refer note 3		—
Mr. Jeya Kumar@	No	None	—	—	162,707,037		—
Mr. Gajendra K Patni@	Brother of Mr. Narendra K Patni and Mr. Ashok K Patni	Erstwhile Promoter	—	40,000			—
Mr. Ashok K Patni@	Brother of Mr. Gajendra K Patni and Mr. Narendra K Patni	Erstwhile Promoter	—	60,000	8,691,359	#	—
Mr. William O Grabe@	No	Erstwhile	—	—	—		—
		Nominee of
		strategic investor
Mr. Louis Theodoor van	No	None	—	60,000	—		655,329
den Boog@
Mr. Pradip Shah@	No	None	—	80,000	—		655,329
Mr. Ramesh	No	None	—	40,000	—		655,329
Venkateswaran@
Dr. Michael A Cusumano@	No	None	—	40,000	—		655,329
Mr. Pradip Baijal@	No	None	—	20,000	—		655,329

* Gross amounts subjected to applicable TDS.

# Pension and Medical Liability.

@Resigned during the year.

Notes:

1. Payment to Non-executive Directors:

The Company paid commission to its Independent Directors as approved by the Board within the limits approved by the Members of the Company. The amount of such commission, taken together for all Non-executive Directors, did not exceed 1% of the net profits of the Company in the financial year. The Independent Directors were also paid a sitting fee of  20,000 per meeting, being the maximum amount permissible under the present regulations, for attending the Board/Committee meetings.

The Board of Directors, at its meeting held on 12 May 2011, has revised the compensation payable to the Independent Directors, as given below:

•      Base Compensation to each Independent Director: $ 50,000 p.a.

•      Chairman of the Board of Directors: $ 10,000 p.a.

•      Chairman of each of the other Committees of Directors: $ 10,000 p.a.

•                  The Compensation will be in the form of Commission as permitted under the provisions of the Companies Act, 1956.

•                  Commission will be paid on quarterly basis in equal installments.

•                  Overall Commission not to exceed 1% of the net profit of the Company.

•                  20,000 as sitting fees for the meetings attended.

In addition to the above, the Independent Directors are also eligible for stock option grants under Company’s Stock Option Plan i.e. Patni ESOP 2003 (Revised 2009).

Before the acquisition transaction, the Company had paid commission to its Independent Directors as approved by the previous Board within the limits approved by the Members of the Company. The Independent Directors were also paid a sitting fee of  20,000 per meeting, being the maximum amount permissible under the present regulations, for attending the Board/Committee meetings. In addition to above mentioned commission, the following were entitled to a one-time annual commission as under for the period starting from 1 January 2011 till 11 May 2011.

•      The Chairman of the Audit Committee: $ 10,000 p.a.

•      Members of the Audit Committee: $ 5,000 p.a.

•      The Chairman of Compensation & Remuneration Committee: $ 5,000 p.a.

•      The Chairman of Shareholders’/Investors’ Grievance Committee: $ 5,000 p.a.

2. Payment to Managing Director and former Manager:

During the year, Mr. Phaneesh Murthy was appointed as a Managing Director with the designation of ‘Chief Executive Officer & Managing Director’ w.e.f. 12 May 2011 for the period of five years pursuant to the provisions of the Companies Act, 1956. He is also the President and Chief Executive Officer of iGATE Corporation, the holding company of the Company. He does not draw any remuneration from the Company and the Company provides him all the necessary infrastructural facilities to function as a Chief Executive Officer and Managing Director of the Company.

Mr. Jeya Kumar ceased to be the Manager designated as Chief Executive Officer of the Company w.e.f. 12 May 2011 and accordingly during the year, the Company had paid remuneration/compensation to Mr. Jeya Kumar within the limits envisaged under the applicable provisions of the Companies Act, 1956. The remuneration paid was approved by the Board within the limits approved by the Members of the Company.

The breakups of compensation/remuneration paid to them are as under:

(Amounts in )

	Fixed Components			Variable Components
	Salary, Allowances &			Performance Linked
	Perquisites	PF contribution	Pension	Incentive	Total
Mr. Phaneesh Murthy	—	—	—	—	—
Mr. Jeya Kumar* (in capacity of Manager)	145,985,157	1,101,704	—	15,620,176	162,707,037	*

*Mr. Jeya Kumar ceased to be the Manager designated as CEO of the Company w.e.f. 12 May 2011. This includes the severance payment of  81,940,905/- made to him during the year.

3.     Compensation to Mr. Narendra K Patni: This includes the severance payment of  152,928,697/- which was paid by Patni Americas Inc., a wholly owned subsidiary of the Company. The Compensation is as described in the financial statements of the Company and its Subsidiaries. However, he ceased to be the Chairman and the Director of the Company w.e.f. 12 May 2011.

Shareholding of present Non-executive Directors’ in the Company for the year ended 31 December 2011

Name of Non-executive Director	No. of Equity Shares held as of 31 December 2011
Mr. Jai S Pathak	Nil
Mr. Arun Duggal	4,550
Mr. Vimal Bhandari	2,600
Mr. Göran Lindahl	Nil
Mr. Shashank Singh	Nil

Stock Options Grant

Name	Exercise Price Per Share	Number of Options Granted		Expiration Date
Mr. A Duggal	254/381/458/455/471/2/2	20,000/5,000/5,000/5,000/5,000/4,550/4,000	(1)	2010/2011/2012/2013/2016/2016/2017	(1)
Mr. V Bhandari	471/2/2	20,000/2,600/4,000	(2)	2016/2016/2017	(2)
Mr. Jai S Pathak	2	4,000	(3)	2017	(3)
Dr. M Cusumano*	254/381/458/455/$20.78/ 4	20,000/5,000/5,000/5,000/2,500#/2,275#	(4)	2011	(4)
Mr. P Shah*	254/381/458/455/471/2	20,000/5,000/5,000/5,000/5,000/1,950	(4)	2011	(4)
Mr. L van den Boog*	381/458/455/2/4	20,000/5,000/5,000/96,000/1,950#	(4)	2011	(4)
Mr. R Venkateswaran*	254/381/458/455/471/2	20,000/5,000/5,000/5,000/5,000/2,600	(4)	2011	(4)
Mr. P Baijal*	471/2	20,000/2,600	(4)	2011	(4)
Mr. J Kumar*	106/2/2	1,500,000/350,000/240,500	(5)	—	(5)

#ADR linked Options

*Former Directors

(1)   In respect of the first grant, options will vest in four equal installments, i.e. 25% each year and expiry date in respect of said grant will be from 2010 to 2013. Please note that the first & second vesting i.e. 25% of said grant has already expired in July 2010 & 2011 respectively. In respect of the second grant, options will vest in four equal installments, i.e. 25% each year and expiry date in respect of said grant will be from 2011 to 2014. Please note that the first vesting i.e. 25% of said grant has already expired in April 2011. In respect of third, fourth and fifth grants, options will vest in four equal installments, i.e. 25% each year and expiry date in respect of said three grants will be from 2012 to 2015, 2013 to 2016, and 2016 to 2019 respectively. In respect of the sixth grant, the options will vest in full at the end of first year and will expire in 2016 and in respect of the last grant, the options will vest in three installments, i.e. 30%, 30% and 40% each year, and expiry date in respect of the said grant will be from 2017 to 2019.

(2)   In respect of the first grant, options will vest in four equal installments, i.e. 25% each year, and expiry date in respect of said grant will be from 2016 to 2019. In respect of the second grant, the options will vest in full at the end of first year and it will expire in 2016 and in respect of the last grant, the options will vest in three installments, i.e. 30%, 30% and 40% each year, and expiry date in respect of the said grant will be from 2017 to 2019.

(3)   The options will vest in three installments, i.e. 30%, 30% and 40% each year, and expiry date in respect of the said grant will be from 2017 to 2019.

(4)   Ceased to be the Director of the Company w.e.f. 12 May 2011(“Effective Date”) and by virtue of the resignation, all unvested options as on date of resignation lapsed and all vested options expired in 2011 in pursuance to the Patni ESOP Plan (Revised 2009).

(5)   Ceased to be the Manager designated as Chief Executive Officer & Director of the Company w.e.f. 12 May 2011 and he has exercised all his vested options.

Code of Conduct:

Pursuant to the requirements of the Clause 49 of the Listing Agreement, the Board has adopted Code of Business Conduct and Ethics for the executive directors, whole time directors, officers and employees of the Company as well as the separate Code of Business Conduct and Ethics for Non-executive Directors of the Company. The said Code has been posted on website of the Company.

All the Board Members and senior management personnel have affirmed compliance with the Code for the year 2011 and a declaration to this effect signed by the Chief Executive Officer and Managing Director of the Company is provided at the end of this report.

Tenure:

As per the provisions of the Companies Act, 1956 and the Articles of Association of the Company, two third of the total directors of the Company retire by rotation. Out of this two third, one third will be retiring at every Annual General Meeting. Accordingly, the tenure of each director is two years but they are eligible for re-appointment.

Mr. Phaneesh Murthy was appointed as a Director of the Company w.e.f. 8 February 2011 pursuant to Acquisition Transaction as mentioned earlier. He was further appointed as a Managing Director with the designation of ‘Chief Executive Officer & Managing Director’ w.e.f. 12 May 2011 for the period of five years pursuant to the provisions of the Companies Act, 1956 which was further approved at the Annual General Meeting held on 29 June 2011. His appointment as a Director is not liable to retire by rotation.

B. Audit Committee

1.      Brief description of terms of reference

The Audit Committee was initially set up on 19 December 2001 and reconstituted on 12 November 2003 in line with then corporate governance norms. Subsequently, the Audit Committee was further reconstituted on 30 March 2005, 29 April 2008, 10 February 2010 and recently on 12 May 2011. The Audit Committee has three non-executive members, all being independent. The Chairman of the Committee is an independent director. All members of the Audit Committee are financially literate and they have accounting or related financial management expertise.

Existing Charter of the Audit Committee, including terms of reference, is as under:

I.    Purpose

The primary purpose of the Audit Committee is to assist the Board of Directors (the “Board”) of Patni Computer Systems Limited, (the “Company”), in fulfilling its oversight responsibilities with respect to (a) the accounting and financial reporting processes of the Company, including the integrity of the audited financial statements and other financial information provided by the Company to its stockholders, the public, any stock exchange and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the Company’s independent auditors’ qualifications and independence, (d) the audit of the Company’s financial statements and the performance of the Company’s internal audit function and its independent auditors.

II.      Organization

The Audit Committee shall have minimum of three Directors as its Members. All Members of the Audit Committee shall be Independent Directors and shall be financially literate and at least one member shall have accounting or related financial management expertise. The Board shall appoint a Chairperson of the Audit Committee and in the absence of such person, the members of the Audit Committee shall appoint one of their members present as the Chairman by a vote of the majority of the full Audit Committee. The Chairman of the Audit Committee shall be present at the Annual General Meeting of the Company to answer shareholder’s queries.

The Audit Committee may invite such of the executives, as it consider appropriate (and Particularly the CFO) to be present at the meetings of the committee, but on occasions it may also meet without the presence of any executives of the Company. The CFO, head of Internal Audit and representative of the Statutory Auditor may be present as invitees for the meetings of the Audit Committee.

III.     Meetings

The Audit Committee should meet at least four times in a year and not more than four months shall elapse between two meetings. The Quorum shall be either two members or one third of the members of the Audit Committee whichever is greater.

IV.    Authority and Responsibilities

Subject to and in accordance with Clause 49 of the listing agreement

Description			Period
A.	With Respect to the Management
	1.	Review the annual financial statements before submission to the board for approval.	Annually
	2	Review the quarterly financial statements before submission to the board for approval.	Quarterly
	3	Review and discuss the major issues w.r.t. accounting principles and financial statement presentations and changes in accounting principles and policies.	As appropriate
	4	Review disagreements or audit problems, if any, for preparation of financial statements etc.	As appropriate
	5	Review Company’s legal Compliance Report and any matters which could impact Company’s financial statements.	As appropriate

Description			Period
	6	Review the Company’s Earnings press releases and other information provided to analysts and rating agencies.	As appropriate
	7	Review and discuss w.r.t. off-balance sheet transaction, arrangements, obligations etc.	As appropriate
	8	Review steps to monitor, control and manage major financial risk and corrective measures.	As appropriate

B.	With Respect to the Independent Auditors
	1.	Appointment, compensation and oversight of the work of Independent Auditors.	As appropriate
	2.	Evaluate Performances of Independent Auditors including lead audit partner.	Annually
	3.	Ensure objectivity & independence of Independent Auditors, and receive a statement of Independence from them.	Annually
	4.	Review Appropriate Internal Quality Control procedures of Independent Auditors.	Annually
	5.	Confirm Rotation requirement of Partners & Independent Auditors and hiring of former employees of Independent Auditors.	As appropriate
	6.	Review of any report submitted by Independent Auditors.	As appropriate
	7.	Before commencement of Statutory Audit, review the scope & plan of work of Independent Auditors.	Annually
	8.	Post audit discussion with Independent Auditors to ascertain areas of concern.	Annually
	9.	Review Alternative Accounting treatments of Financial information reported in US GAAP and treatment advised by Independent Auditors.	As appropriate
	10.	Ensuring the quality and appropriateness of the Company’s accounting and financial disclosures.	As appropriate

C.	With Respect to the Internal Auditors
	1.	Appointment of Head of Internal Audit and review of scope of work and his responsibilities.	Annually
	2.	Review the scope & plan of work of Internal Audit Group including staffing & budget.	At least Annually
	3.	Evaluate Performance of Internal Audit Group.	At least Annually
	4.	In discussion with internal auditors Review of the adequacy of Company’s internal controls.	As appropriate
	5.	Review the process of complaints regarding internal accounting controls and auditing matters.	As appropriate
	6.	Review effectiveness of the Company’s internal control over financial reporting.	Annually
	7.	Review Management certification and disclosures.	Annually
	8.	Review on the issues raised in management letters and corrective steps.	As appropriate
	9.	Review on significant findings of the Internal Audit Group.	As appropriate

D.	Other
	1.	Review all related party transactions required under SEC rules and SEBI.	Annually
	2.	Examine reasons behind any substantial defaults.	As appropriate
	3.	Review the details of investment surplus fund and IPO proceeds.	As appropriate
	4.	Recommend to BOD amendment to, or waiver of, Company’s code of Ethics.	As appropriate
	5.	Review adequacy of Charter annually and review its performance.	Annually
	6.	Report regularly with respect to the quality or integrity of the Company’s financial statements & perform other activities.	As appropriate
	7.	Review the financial statements of any material non-listed Indian subsidiary.	As appropriate

V. Resources

The Audit Committee shall have the sole authority to retain or terminate consultants to assist the Audit Committee in its functions. The terms of engagement and payment terms of such consultants will be determined by the Audit Committee.

The Company Secretary shall act as the Secretary to the Audit Committee.

2. Composition, names of Members and Chairman

The Board of Directors of the Company, at its Meeting held on 12 May 2011, has, inter alia, approved following changes in the composition of the Audit Committee of the Directors:

•        Mr. Pradip Shah has ceased to be the Chairman of the Audit Committee.

•        Mr. Arun Duggal has been appointed as the Chairman of the Audit Committee.

•        Mr. Jai S Pathak has been inducted as the Member of the Audit Committee.

Accordingly, the current composition of the Audit Committee of the Company is as under:

Name of the Member	Designation	Category
Mr. Arun Duggal	Chairman	Independent Director
Mr. Vimal Bhandari	Member	Independent Director
Mr. Jai S Pathak	Member	Independent Director

3. Meetings and attendance during the year

Six meetings were held during the year ended 31 December 2011.

Name of the Member	Total Committee meetings held during tenure of Member	Total Committee meetings attended
Mr. Arun Duggal	6	5
Mr. Vimal Bhandari	6	5
Mr. Jai S Pathak	4	4
Mr. Pradip Shah*	2	2

* Mr. Pradip Shah ceased to be the Chairman of the Committee w.e.f. 12 May 2011.

C. Compensation and Remuneration Committee

1.   Brief description of terms of reference and remuneration policy

The Compensation and Remuneration Committee was set up on 30 July 2006 by merging the Remuneration Committee and the Compensation Committee. The Committee has overall responsibility for approving and evaluating compensation plans, policies and programs of the CEO and senior management of the company. The Committee shall make recommendations to the Board on Stock Option plans for all employees. The Committee shall also facilitate the recommendation of compensation for Board members.

Recently, the Compensation and Remuneration Committee was further reconstituted on 12 May 2011.

The Committee has three non—executive members with all being independent and the Chairman of the Committee is an Independent Director.

2.   Present Composition, names of Members and Chairman

Name of the Member	Designation	Category
Mr. Vimal Bhandari	Chairman	Independent Director
Mr. Jai S Pathak	Member	Independent Director
Mr. Arun Duggal	Member	Independent Director

3.   Meetings and attendance during the year

Three meetings were held during the year ended 31 December 2011.

Name of the Member	Total Committee meetings held during tenure of member	Total Committee meetings attended
Mr. Vimal Bhandari	2	2
Mr. Jai S Pathak	2	2
Mr. Arun Duggal	2	2
Mr. Ramesh Venkateswaran*	1	1
Dr. Michael A Cusumano*	1	1
Mr. Pradip Baijal*	1	—

*Ceased to be the members of Compensation and Remuneration Committee w.e.f. 12 May 2011.

D. Shareholders’/ Investors’ Grievance Committee

Shareholders’/Investors’ Grievance Committee was set up on 12 November 2003 and was reconstituted on 30 July 2006, 30 October 2007, 29 April 2008, 22 October 2008, 29 July 2009 and recently on 12 May 2011. Presently, the Committee consists of three directors, all being Non-executive Directors. The Chairman of the Committee is a Non-executive Director. The Committee met on 25 July 2011 to ensure timely and efficient resolving of investor complaints.

1.     Name of Non-executive Director heading the Committee:

Mr. Shashank Singh was appointed as the Chairman of the Committee w.e.f. 12 May 2011 and Mr. Pradip Baijal ceased to be the Chairman of the Committee as on same date.

2.     Present Composition, names of Members and Chairman

Name of the Member	Designation	Category
Mr. Shashank Singh	Chairman	Non-executive Director
Mr. Vimal Bhandari	Member	Independent Director
Mr. Jai S Pathak	Member	Independent Director

3.     Name and designation of Compliance Officer

Mr. Arun Kanakal, Company Secretary

Ackruti Softech Park, MIDC Cross Road No.21

MIDC, Andheri (East)

Mumbai 400 093.

Tel: 91 022 6693 0500

Fax: 91 022 2832 1750

E-mail: investors.redressal@igatepatni.com

4.     Details of investors’ queries/complaints received and resolved during the year ended 31 December 2011:

This information has been provided under Shareholders’ Information.

E. General Body Meetings

1. Details of last three Annual General Meetings of the Company:

Annual General Meetings for the last three years

Date	29 June 2011	23 June 2010	25 June 2009
Location	The Westin Pune, 36/3B Koregaon Park Annexe, Mundhwa Road, Pune — 411 001.	Hotel Le Meridien, R.B.M. Road, Behind Pune Railway Station, Pune — 411 001	Hotel Le Meridien, R.B.M. Road, Behind Pune Railway Station, Pune — 411 001
Time	11.30 am	11.30 am	11.30 am

2.     Whether any special resolution passed in the previous three AGMs?

Yes

3.     Whether any special resolution passed last year through postal ballot — details of voting pattern?

Pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2011, a Notice dated 5 December 2011 was sent to the Members for seeking approval through Postal Ballot by way of the Special Resolution for Voluntary Delisting of the (a) Shares of Company from the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited; and (b) the American Depositary Shares of the Company from New York Stock Exchange.

4.     Who conducted the postal ballot?

Mr. Vijayakrishna KT, Practicing Company Secretary, was appointed as the Scrutinizer in this regard by the Board of Directors vide resolution dated 16 November 2011 for conducting this Postal Ballot voting process in a fair and transparent manner. Subsequently, based on the Scrutinizer’s report, the said Special Resolution was declared as passed with the requisite majority as required under Section 189(2) of the Companies Act, 1956 and the Regulation 8 (1)(b) of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009.

5.     Whether any special resolution is proposed to be conducted through postal ballot?

For the year 2012, if resolutions are to be conducted through the Postal Ballot procedure, those will be taken up at the appropriate time.

6. Procedure for postal ballot?

Procedure was followed as per the requirements of the Section 192A of the Companies Act, 1956 read with the Companies (Passing of resolution by Postal Ballot) Rules, 2011.

F. Disclosures

1.              Disclosures on materially significant related party transactions that may have potential conflict with the interests of the company at large.

Disclosures regarding Related Party Transactions have been made under notes to financial statements of the Company, which forms part of this Annual Report.

2.              Details of non-compliance by the Company, penalties and strictures imposed on the company by the stock exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

No penalties and strictures have been imposed on the Company by the stock exchange, SEBI or any statutory authority on any matter related to capital markets as there was no non-compliance by the Company.

3.              As stated earlier, the Board has adopted Code of Business Conduct and Ethics for the executive directors, whole time directors, officers and employees of the Company as well as the separate Code of Business Conduct and Ethics for Non-executive Directors of the Company. The provisions relating to Whistle Blower Policy have been adequately provided and no personnel have been denied access to the Audit Committee.

4.              The Company has complied with the applicable mandatory requirements of Clause 49 of the listing agreement entered with the Stock Exchanges.

5.     Disclosure on non-mandatory requirements:

a)              Mr. Jai S Pathak, Independent Director, has been appointed as the Chairman of the Company. As of now, he is not maintaining a Chairman’s Office at the Company’s expense.

None of the independent director on the Board of the Company has served for a tenure exceeding nine years. The Company has ensured that the person who is being appointed as an independent director has the requisite qualifications and experience which would be of use to the Company and which in the opinion of the Company, would enable him to contribute effectively to the Company in his capacity as an Independent Director.

b)             The Company has set up a Compensation & Remuneration Committee. Details of which is provided elsewhere in the Annual Report.

c)              We publish our quarterly results in widely circulated newspapers and also display them on our website.

d)             The financial statements of the Company are unqualified.

e)              As stated earlier, the Company has adopted a Whistle Blower Policy and has established the necessary mechanism for employees to report concerns about any malpractice, impropriety, abuse etc. The said Policy is also appropriately communicated within the Company across all levels and has been displayed on Company’s intranet and website.

G. Shareholders’ Information

Date and time of AGM	:	10 April 2012, Tuesday, at 3.00 p.m.
Venue	:	Hotel Le Meridien, R.B.M. Road, Behind Pune Railway Station, Pune - 411001.
Financial year	:	1 January 2011 to 31 December 2011
Book closure dates	:	3 April 2012 to 10 April 2012 (both days inclusive)
Registered office	:	Level II, Tower 3, Cybercity, Magarpatta City, Hadapsar, Pune - 411 013
Dividend payment date	:	Not Applicable.
Compliance officer	:	Mr. Arun Kanakal, Company Secretary is the Compliance Officer of the Company.
Website address	:	www.igatepatni.com

Means of communication

The Company’s website www.igatepatni.com contains an Investors’ section containing financials, press releases, shareholding pattern, news about the Company and certain other shareholder information.

The Company has been sharing the relevant information on the ‘Corporate Filing and Dissemination Systems website viz. www.corpfiling.co.in’ launched by BSE and NSE.

The Securities and Exchange Commission, US (‘SEC’) maintains a website at www.sec.gov that contains all information and filings done by the registrants that make electronic filings with the SEC using its EDGAR system. The periodical filings of the Company with SEC are also available on the Company’s website.

All press releases and events can be accessed under the heading “News and Events” in Investors’ section on the Company’s website.

Financial results are generally published in Economic Times, Free Press Journal (the National newspapers), Navshakti and Maharashtra Times (Vernacular newspapers).

As required by sub-clause V of Clause 49 of the Listing Agreement, Management Discussion and Analysis is provided elsewhere in the Annual Report.

As on 31 December 2011, there were 38,703 shareholders holding our equity shares.

The Company’s shares fall under category A of scrip in BSE and are listed on the following stock exchanges:

In India:

1.	Bombay Stock Exchange Limited (BSE)
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001.
Tel: 91 22 2272 1233/1234
Fax: 91 22 2272 1919
Website: www.bseindia.com

2.	National Stock Exchange of India Limited (NSE)
Exchange Plaza
Plot No.C/ 1, G Block
Bandra-Kurla Complex, Bandra (E)
Mumbai 400 051
Tel: 91 22 2659 8235/36
Fax: 91 22 2659 8237/38
Website: www.nseindia.com

Outside India:

The Company’s ADSs are listed on:
The New York Stock Exchange (NYSE)
11 Wall Street, New York, NY 10005.
Tel: +1 212 6563000

Website: www.nyse.com

Listing fees for the year 2011-12 have been paid to the stock exchanges where the Company’s shares are listed.

	India		Global
Codes	BSE	NSE	NYSE
Exchange	532517	PATNI	PTI
Reuters	PTNI.BO	PTNI.NS	PTI.N
Bloomberg	PATNI: IN		PTI: US
ISIN nos. in NSDL and CDSL	INE660F01012		—

Dematerialization of equity shares

The Company’s shares are under compulsory dematerialization list and can be transferred through depository system. The Company has entered into a tripartite agreement with National Securities Depository Limited (NSDL) and Central Depository Services (India)
Limited (CDSL) to facilitate the dematerialization of shares. As on 31 December 2011, 99.99% shares were held in electronic form.

Contact Details:

For queries regarding shares:

Registrar and Transfer Agent:

Karvy Computershare Private Limited
Unit: Patni Computer Systems Limited

Plot No.17-24, Vittal Rao Nagar, Madhapur
Hyderabad 500 081, India.

Tel: 91 40 2342 0815-820

Fax: 91 40 2342 0814

Email: igkcpl@karvy.com

Company Secretary and Compliance Officer:
Arun Kanakal

Patni Computer Systems Limited

Ackruti Softech Park

MIDC Cross Road No.21

Andheri (East), Mumbai 400 093.

Tel: 91 22 6693 0500

Email: investors.redressal@igatepatni.com

Investor correspondence in the U.S.
Araceli Roiz

Tel: +1 510 896 3007

Email: investors@igatepatni.com

Queries relating to Financial Statements
Email: investors@igatepatni.com

Name and address of the Depositary Bank for the purpose of ADS

The Bank of New York Mellon

Investor Services

C/o BNY Mellon Shareowner Services

P.O. Box 358516, Pittsburgh, PA 15252-8516
Toll Free: 1888 BNY ADRS

International: +1 201 680 6825

Email: shrrelations@bnymellon.com
Websites: www.bnymellon.com\shareowner

Name and address of the Custodian in India for the purpose of ADS

The Hongkong and Shanghai Banking Corporation Ltd
Custody and Clearing

HSBC Securities Services

2nd Floor, ‘Shiv’, Plot No 139-140 B

Western Express Highway, Sahar Road Junction,

Vile Parle (E), Mumbai 400 057.

Tel: 91 22 4035 7637/40/49/27

Fax: 91 22 4035 7469/70

Dividend

The Board has not recommended any dividend for the year ended 31 December 2011.

Patni Insider Trading Policy

The Company has implemented an Insider Trading Policy to comply with all relevant Insider Trading Regulations. In accordance with the policy, the Company announces quiet period for designated employees from time to time.

The Company has a policy of observing a ‘quiet period’ from the last day of the end of the quarter till two trading days after the financial results are published. The Company may also announce ‘quiet period’ during and after the occurrence of certain events mentioned in the Insider Trading Policy.

The Company is continuously monitoring compliance under its Insider Trading Policy.

Details of complaints received and resolved from 1 January 2011 to 31 December 2011

Complaints	Received	Attended to	Pending
Non-Receipt of Dividend Warrants	193	193	0
Non-Receipt of Annual Report	3	3	0
Non-Receipt of Securities	0	0	0
Non-Receipt of Refund Order	0	0	0
Non-Receipt of Electronic Credit	0	0	0
Receipt of Refund Orders/Dws for corrections	6	6	0
Complaints Received from SEBI	7	7	0
Complaints Received from Stock Exchanges	0	0	0
Total	209	209	0

Shareholding Pattern as on 31 December 2011

Category	Number of Shares	% to Total
Promoters and Relatives of Promoters	89,928,848	66.86
Mutual Funds/UTI	25,000	0.02
Financial Institutions/Banks	264,714	0.20
Foreign Institutional Investors	16,243,273	12.08
Bodies Corporate	408,318	0.30
Individuals	2,522,835	1.88
NRIs	124,327	0.09
Foreign Corporate Bodies	82,834	0.06
Directors	4,550	0.00
Trusts and Clearing Members	132,998	0.10
Shares underlying ADRs*	24,756,436	18.41
Total	134,494,133	100.00

* Includes 20,161,867 underlying shares then held by Bank of New York for Pan — Asia iGATE Solutions being the beneficiary.

Market Price Data

Monthly highs, lows and volumes for the Year 2011

	BSE			NSE			Total Volume
	High	Low	Volume	High	Low	Volume	(BSE+NSE)
Month			Nos.			Nos.	Nos.
January, 2011	478.00	441.00	2,960,450	489.80	440.85	14,223,653	17,184,103
February, 2011	472.00	445.00	1,360,834	474.00	445.60	6,508,558	7,869,392
March, 2011	479.00	441.20	610,682	478.95	444.05	7,807,590	8,418,272
April, 2011	485.00	422.45	986,611	483.80	422.40	6,711,331	7,697,942
May, 2011	439.80	310.05	3,252,388	431.00	303.60	18,056,147	21,308,535
June, 2011	366.00	318.00	1,228,860	368.80	315.90	5,846,338	7,075,198
July, 2011	347.35	306.00	792,803	347.40	306.45	4,555,202	5,348,005
August, 2011	330.80	250.00	327,224	330.90	250.00	3,137,780	3,465,004
September, 2011	307.00	268.95	548,525	303.50	260.70	3,101,329	3,649,854
October, 2011	352.45	256.20	3,454,055	355.40	268.10	11,995,536	15,449,591
November, 2011	462.45	322.50	5,142,493	470.00	328.00	16,027,290	21,169,783
December, 2011	471.60	382.60	2,592,295	473.00	431.65	2,540,317	5,132,612

Market movement

Stock market data relating to equity shares listed in India

Chart on Patni share price Vs. Sensex and Nifty from 1 January 2011 to 31 December 2011
Patni Price Vs. Sensex

Patni Price Vs. Nifty

Distribution of shareholding as on 31 December 2011

No. of equity shares held	No. of shareholders	%	No. of shares	%
1 - 5000	38,610	99.76	2,606,350	1.94
5001 - 10000	28	0.07	187,552	0.14
10001 - 20000	12	0.03	178,572	0.13
20001 - 30000	10	0.03	234,249	0.17
30001 - 40000	6	0.02	203,554	0.15
40001 - 50000	6	0.02	268,049	0.20
50001 - 100000	17	0.04	1,304,816	0.97
100001 & above	14	0.04	129,510,991	96.29
Total	38,703	100.00	134,494,133	100.00

Outstanding ADRs

Our ADRs are traded on the NYSE under the ticker symbol “PTI”. As of 31 December 2011, Outstanding ADRs are 2,293,979. Each ADR represents two underlying Equity Shares.

We had entered into a Deposit Agreement dated 15 July 2002 with The Bank of New York, the Depositary. Pursuant to the said Deposit Agreement, we have deposited 20,161,868 equity shares of  2/- each with the Depositary. The Depositary has executed and delivered to General Atlantic Mauritius Limited (“GAML”) 20,161,868 ADSs representing such equity shares where each ADS represents one equity share of  2/- per share. Subsequent to the Acquisition Transaction, 20,161,867 ADSs were acquired by Pan- Asia iGATE Solutions (“iGate Mauritius”).

The addresses of offices/locations are given elsewhere in this Annual Report.

ANNUAL DECLARATION BY CEO PURSUANT TO CLAUSE 49(I)(D)(ii) OF
THE LISTING AGREEMENT

As per the requirements of Clause 49(I)(D)(ii) of the Listing Agreement, I, Phaneesh Murthy, Chief Executive Officer & Managing Director of the Company, hereby declare that all the Board Members and senior management personnel of the Company have affirmed compliance with the Company’s Code of Business Conduct and Ethics for the year 2011.

Phaneesh Murthy
CEO & MD

Date: 25 January 2012

Certificate on Corporate Governance

To the Members of Patni Computer Systems Limited

We have examined the compliance of the conditions of Corporate Governance by Patni Computer Systems Limited (‘the Company’) for the year ended on 31 December 2011, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchanges in India.

The compliance of the conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Amit K. Trivedi & Associates
Practising Company Secretaries

C.P. Number: 7059
Membership Number: 19738

Mumbai

25 January 2012

The Board of Directors,

Patni Computer Systems Limited

Sub: Certification by the Chief Executive Officer (CEO) and Principal Finance Officer on Financial Statements of the Company for the year ended 31 December 2011

We, Phaneesh Murthy, CEO & MD and Ananth Nayak, Principal Finance Officer, of Patni Computer Systems Limited, certify that:

(a)          We have reviewed financial statements and the cash flow statement for the year and that to the best of our knowledge and belief:

i.                       these financial statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading; and

ii.                    these statements together present a true and fair view of the Company’s affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b)         There are, to the best of our knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company’s code of conduct.

(c)          We are responsible for establishing and maintaining internal controls for financial reporting and that we have evaluated the effectiveness of the internal control systems of the Company pertaining to financial reporting and we have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of such internal controls, if any, of which we are aware and the steps we have taken or propose to take to rectify these deficiencies.

(d)         We have indicated to the auditors and the Audit committee:

i.                       significant changes in internal control over financial reporting during the year;

ii.                    significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

iii.                 instances of significant fraud of which we have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company’s internal control system over financial reporting.

For Patni Computer Systems Limited

Phaneesh Murthy	Ananth Nayak
CEO & MD	Principal Finance Officer

Place: Bangalore
Date: 23 January 2012

Financial Section

Standalone Financials under Indian GAAP

Auditors’ Report

To the Members of

Patni Computer Systems Limited

1.               We have audited the attached balance sheet of Patni Computer Systems Limited (the ‘Company’) as at 31 December 2011 and also the Profit and Loss account and the cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.               We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.               As required by the Companies (Auditor’s Report) Order, 2003 (as amended) (the ‘Order’) issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (the ‘Act’), we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the Order.

4.               Further to our comments in the Annexure referred to above, we report that:

i.	We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

ii.	In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

iii.	The balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

iv.

In our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of section 211 of the Act;

v.

On the basis of the written representations received from the directors, as on 31 December 2011, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31 December 2011 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Act; and

vi.

In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

a)	in the case of the balance sheet, of the state of affairs of the Company as at 31 December 2011;

b)	in the case of the profit and loss account, of the profit for the year ended on that date; and

c)	in the case of cash flow statement, of the cash flows for the year ended on that date.

For S.R. Batliboi & Associates
Firm registration number: 101049W
Chartered Accountants

per Kalpesh Jain
Mumbai, India	Partner
25 January 2012	Membership No.: 106406

Annexure referred to in paragraph 3 of our report of even date

Re: Patni Computer Systems Limited (the ‘Company’)

(i)	(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b)

All fixed assets have not been physically verified by the management during the year but there is a regular programme of verification which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. No material discrepancies were noticed on such verification.

	(c)	There was no disposal of a substantial part of fixed assets during the year.

(ii)	Due to the nature of its business, clause 4 (ii) (a) to (c) of the Order, relating to physical verification of inventory are not applicable to the Company and hence not commented upon.

(iii)	(a)

According to the information and explanations given to us, the Company has not granted any loans, secured or unsecured to companies, firms or other parties covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clause 4 (iii) (b) to (d) of the Order are not applicable to the Company and hence not commented upon.

(b)

According to the information and explanations given to us, the Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under section 301 of the Act. Accordingly, the provisions of clause 4 (iii) (f) to (g) of the Order are not applicable to the Company and hence not commented upon.

(iv)

In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business, for the purchase of fixed assets and sale of services. During the course of our audit, we have not observed any major weakness or continuing failure to correct any major weakness in the internal control system of the Company in respect of these areas. The activities of the Company do not involve purchase of inventory and sale of goods.

(v)	(a)

According to the information and explanations provided by the management, we are of the opinion that the particulars of contracts or arrangements referred to in section 301 of the Companies Act, 1956 that need to be entered into the register maintained under section 301 have been so entered.

(b)

In our opinion and according to the information and explanations given to us, the transactions made in pursuance of such contracts or arrangements and exceeding the value of Rupees five lakhs have been entered into during the financial year at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi)	The Company has not accepted any deposits from the public.

(vii)	In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

(viii)

To the best of our knowledge and as explained, the Central Government has not prescribed maintenance of cost records under clause (d) of sub-section (1) of section 209 of the Act for the services of the Company.

(ix)	(a)

Undisputed statutory dues including provident fund, investor education and protection fund, employees’ state insurance, income-tax, sales-tax, wealth-tax, service tax, customs duty, excise duty, cess and other material statutory dues have generally been regularly deposited with the appropriate authorities though there has been a slight delay in a few cases.

(b)

According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, investor education and protection fund, employees’ state insurance, income-tax, wealth-tax, service tax, sales-tax, customs duty, excise duty cess and other material statutory dues were outstanding, at the year end, for a period of more than six months from the date they became payable.

	(c)	According to the records of the Company, the dues outstanding of income-tax, sales-tax, wealth-tax, service tax, customs duty, excise duty and cess on account of any dispute, are as follows:

	Nature of	Amount ( in	Period to which the	Forum where dispute is	Amount Paid ( in
Name of the statute	the dues	thousands)	amount relates	pending	thousands)
Income Tax Act, 1961	Income tax	261,703	Assessment Year 2002-03	Income Tax Appellate Tribunal	—
Income Tax Act, 1961	Income tax	458,664	Assessment Year 2003-04	Commissioner of Income tax Appeals (Demand Stayed)	66,000
Income Tax Act, 1961	Income tax	630,166	Assessment Year 2004-05	Income Tax Appellate Tribunal	—
Income Tax Act, 1961	Income tax	1,132,950	Assessment Year 2005-06	Commissioner of Income tax Appeals	239,072
Income Tax Act, 1961	Income tax	1,261,827	Assessment Year 2006-07	Income Tax Appellate Tribunal	—
Income Tax Act, 1961	Income tax	1,650,196	Assessment Year 2007-08	Income Tax Appellate Tribunal	—

(x)	The Company has no accumulated losses at the end of the financial year and it has not incurred cash losses in the current and immediately preceding financial year.

(xi)	The Company did not have any dues to any financial institution, bank or debenture holder during the year.

(xii)

According to the information and explanations given to us and based on the documents and records produced to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii)	In our opinion, the Company is not a chit fund or a nidhi / mutual benefit fund / society. Therefore, the provisions of clause 4(xiii) of the Order are not applicable to the Company.

(xiv)

In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4(xiv) of the Order are not applicable to the Company.

(xv)	According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from bank or financial institutions.

(xvi)	The Company did not have any term loans outstanding during the year.

(xvii)

According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we report that no funds raised on short-term basis have been used for long-term investment.

(xviii)	The Company has not made any preferential allotment of shares to parties or companies covered in the register maintained under section 301 of the Act.

(xix)	The Company did not have any outstanding debentures during the year.

(xx)

We have verified the end use of money raised by public issues is as disclosed in the Note 13 of Schedule 18 to the financial statements. The Company has not raised any money by public issue during the year.

(xxi)

We have been informed that the employee of the Company has misappropriated funds amounting to  1.22 lakh during the year under audit. Investigations are concluded and employee was dismissed and now the Company is in process of recovering this amount from the employee.

For S.R. Batliboi & Associates
Firm registration number: 101049W
Chartered Accountants

per Kalpesh Jain
Mumbai, India	Partner
25 January 2012	Membership No.: 106406

Balance Sheet as at 31 December 2011

(Amounts in thousands of Indian Rupees)

	Schedules	31 December 2011	31 December 2010
SOURCES OF FUNDS
Shareholders’ funds
Share capital	1	268,988	262,838
Stock options outstanding	2	149,910	242,335
Reserves and surplus	3	33,389,486	29,167,937
		33,808,384	29,673,110
Loan funds
Secured loans	4	12,011	9,773
Deferred tax liability (net) (refer Note 6 of Schedule 18)		121,940	61,770
TOTAL		33,942,335	29,744,653
APPLICATION OF FUNDS
Fixed assets	5
Gross block		11,760,942	11,193,975
Less: Accumulated depreciation and amortisation		6,179,006	5,242,957
Net block		5,581,936	5,951,018
Capital work-in-progress including capital advances		768,086	921,092
		6,350,022	6,872,110
Investments	6	22,564,329	18,350,292
Deferred tax asset (net) (refer Note 6 of Schedule 18)		295,973	—
Current assets, loans and advances
Sundry debtors	7	4,641,531	3,727,779
Cash and bank balances	8	934,583	1,669,793
Unbilled revenue		830,054	724,446
Loans and advances	9	3,242,528	3,106,837
	(A)	9,648,696	9,228,855
Less: Current liabilities and provisions
Current liabilities	10	3,309,616	3,055,729
Provisions	11	1,607,069	1,650,875
	(B)	4,916,685	4,706,604
Net current assets	(A-B)	4,732,011	4,522,251
TOTAL		33,942,335	29,744,653
Notes to Accounts	18

The schedules referred to above and notes to accounts form an integral part of the Balance Sheet.

As per our report of even date

For S.R. Batliboi & Associates	For and on behalf of the Board of Directors of
Firm registration number: 101049W	Patni Computer Systems Limited
Chartered Accountants

per Kalpesh Jain	Phaneesh Murthy	Arun Duggal
Partner	CEO & Managing Director	Director
Membership No.: 106406
	Ananth Nayak	Arun Kanakal
	Principal Finance Officer	Company Secretary

Mumbai, India	Bangalore, India
25 January 2012	25 January 2012

Profit and Loss Account for the year ended 31 December 2011

(Amounts in thousands of Indian Rupees, except per share data and unless otherwise stated)

	Schedules	31 December 2011		31 December 2010
INCOME
Sales and service income			21,516,661		18,912,725
Other income	12		1,459,574		2,155,013
			22,976,235		21,067,738
EXPENDITURE
Personnel costs	13		12,639,723		9,462,208
Selling, general and administration costs	14		3,270,072		3,487,841
Depreciation and amortization	5		1,097,384		919,056
Transfer from revaluation reserve	3		(81)		(81)
Interest costs	15		29,303		43,355
			17,036,401		13,912,379
Profit before tax and before prior period items			5,939,834		7,155,359
Provision for taxes (refer Note 6 of Schedule 18)
Current tax		878,139		1,319,198
MAT credit entitlement		(222,482)	655,657	(754,755)	564,443
Deferred tax expenses			248,253		40,451
Profit after tax and before prior period items			5,035,924		6,550,465
Prior period items	16		38,083		—
Profit for the year			4,997,841		6,550,465
Balance brought forward from previous year			16,169,496		19,890,408
Amount available for appropriation			21,167,337		26,440,873
APPROPRIATIONS :
Proposed Dividend on equity shares			—		2,221
Interim Dividend on equity shares			—		8,244,435
Tax on Dividend			—		1,369,675
Transfer to general reserve			—		655,046
Balance carried forward to the balance sheet			21,167,337		16,169,496
Earnings per equity share of 2 each	17
- Basic			37.43		50.35
- Diluted			36.83		48.77
Weighted average number of equity shares used in computing earnings per equity share
- Basic			133,514,624		130,101,442
- Diluted			135,718,629		134,301,067
Notes to Accounts	18

The schedules referred to above and notes to accounts form an integral part of the profit and loss account.

As per our report of even date

For S.R. Batliboi & Associates	For and on behalf of the Board of Directors of
Firm registration number: 101049W	Patni Computer Systems Limited
Chartered Accountants

per Kalpesh Jain	Phaneesh Murthy	Arun Duggal
Partner	CEO & Managing Director	Director
Membership No.: 106406
	Ananth Nayak	Arun Kanakal
	Principal Finance Officer	Company Secretary

Mumbai, India	Bangalore, India
25 January 2012	25 January 2012

Cash Flow Statement for the year ended 31 December 2011

(Amounts in thousands of Indian Rupees)

	31 December	31 December
	2011	2010
Cash flows from operating activities
Profit before tax and before prior period items	5,939,834	7,155,359
Adjustments:
Depreciation and amortisation, net of transfer from revaluation reserve	1,097,304	918,975
Prior period items	(38,083)	—
Profit on sale of fixed assets, net	(268)	(488)
Profit on sale of investments, net	(345,175)	(251,872)
Loss on decline in value in current investments	5,689	4,110
Employee stock compensation cost	160,554	235,586
Dividend income	(606,779)	(509,735)
Interest income	(15,644)	(61,536)
Interest expense	1,035	627
Provision for doubtful debts and advances	38,585	10,697
Deferred loss on settled derivatives	(1,119,811)	(5,929)
Unrealised foreign exchange gain	(190,997)	42,552
Operating cash flows before working capital changes	4,926,244	7,538,346
Increase in sundry debtors	(797,730)	(365,466)
Increase in unbilled revenue	(11,723)	(369,846)
Increase in loans and advances	(72,964)	(267,508)
Increase in deferred revenue	103,423	58,188
(Decrease)/Increase in current liabilities and provisions	(471,942)	292,556
Cash generated from operations	3,675,308	6,886,270
Income taxes paid	(1,024,708)	(1,341,767)
Net cash provided by operating activities (A)	2,650,600	5,544,503
Cash flows from investing activities
Purchase of fixed assets (including capital advance)	(641,068)	(374,020)
Proceeds from sale of fixed assets	11,030	22,476
Purchase of investments in mutual fund and others	(41,262,311)	(83,890,268)
Investments in Subsidiary Companies	(66,707)	(999,465)
Sale of investments in mutual fund and others	37,604,469	89,461,157
Dividend income	606,779	509,735
Interest income	21,398	66,358
Net cash (used) in/provided by investing activities (B)	(3,726,410)	4,795,973

Cash Flow Statement (Contd.)

(Amounts in thousands of Indian Rupees)

		31 December	31 December
		2011	2010
	Cash flows from financing activities
	Proceeds from issue of share capital	287,958	444,872
	Dividend paid, including dividend tax	—	(10,068,358)
	Interest paid	(1,035)	(627)
	Finance lease obligations repaid	(6,798)	(6,832)
	Net cash provided by/(used) in financing activities (C)	280,125	(9,630,945)
	Effect of exchange differences on cash and cash equivalents held in foreign currency	60,475	(80,194)
	Net (decrease)/increase in cash and cash equivalents during the year (A+B+C)	(795,685)	709,531
	Cash and cash equivalents at the beginning of the year	1,669,793	1,040,456
	Cash and cash equivalents at the end of the year, as per Schedule - 8 (refer notes below)	934,583	1,669,793
	Notes:
1.	Cash and Bank balance included the following, which are not available for use by the Company:
	- Investor Education and Protection Fund - Unclaimed dividend	2,665	1,955
	- Bank guarantees margin	4,352	3,363
2.	The previous year’s figures have been re-classified/re-grouped to conform to current year’s classification

As per our report of even date

For S.R. Batliboi & Associates	For and on behalf of the Board of Directors of
Firm registration number: 101049W	Patni Computer Systems Limited
Chartered Accountants

per Kalpesh Jain	Phaneesh Murthy	Arun Duggal
Partner	CEO & Managing Director	Director
Membership No.: 106406
	Ananth Nayak	Arun Kanakal
	Principal Finance Officer	Company Secretary

Mumbai, India	Bangalore, India
25 January 2012	25 January 2012

Schedules to the Financial Statements

(Amounts in thousands of Indian Rupees, except per share data and unless otherwise stated)

Schedule 1: Share capital

	31 December	31 December
	2011	2010
Authorized
250,000,000 (2010: 250,000,000) equity shares of 2 each	500,000	500,000
Issued, Subscribed and paid up
134,494,133 (2010: 131,419,080) equity shares of 2 each fully paid	268,988	262,838
	268,988	262,838

a)              Of the above, 110,090,715 (2010: Nil) equity shares of  2 each are held by Pan-Asia iGATE Solutions {75,177,901 (2010: Nil)} and iGATE Global Solutions Limited {14,750,947 (2010: Nil)}, along with iGATE Corporation {20,161,867 (2010: Nil)}, Holding Company.

b)             Of the above:

i)                 14,500,000 equity shares of  2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating  29,000 and

ii)              46,867,500 equity shares of  2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating  93,735 and

iii)           37,140,283 equity shares of  2 each allotted as fully paid bonus shares in August 2003 by capitalisation of share premium aggregating  74,281.

c)              Above shares are after reducing

i)                 Repurchase of 1,650,679 equity shares by utilising the share premium account in December 2002 in persuance of Section 77A of the Companies Act, 1956. In this regard, an amount equivalent to the nominal value of the share capital bought back by the Company aggregating  3,301 has been transferred from general reserve to capital redemption reserve.

ii)              Repurchase of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of  2,370,000 being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares as per the requirements of the Section 77A of the Companies Act, 1956. In this regard an amount equivalent to the nominal value of the share capital bought back by the Company aggregating  21,914 has been transferred from general reserve to capital redemption reserve which can be utilised only for the purpose of issuing fully paid bonus shares of the Company.

d)             Refer Note 9 of Schedule 18 for employee stock options exercised during the year.

Schedule 2: Stock options outstanding

	31 December	31 December
	2011	2010
Employee Stock options outstanding	162,836	483,413
Less: Deferred employee compensation outstanding	12,926	241,078
	149,910	242,335

Schedule 3: Reserves and surplus

	31 December	31 December
	2011	2010
Building revaluation reserve
- Balance brought forward	1,110	1,191
- Transfer to profit and loss account	(81)	(81)
	1,029	1,110
Capital redemption reserve	275,215	275,215
Securities Premium Account
- Balance brought forward	9,435,016	8,882,651
- Securities premium received on issue of equity shares	281,806	440,286
- Transfer from stock option outstanding	251,253	112,079
	9,968,075	9,435,016

Schedules to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

Schedule 3: Reserves and surplus (Contd.)

	31 December	31 December
	2011	2010
Hedging Reserve
- Balance brought forward	47,127	26,007
- Movement during the year (net)	(1,310,995)	21,120
	(1,263,868)	47,127
General reserve
- Balance brought forward	3,239,973	2,584,927
- Transfer from Profit and loss account	—	655,046
- Transfer from stock option outstanding	1,725	—
	3,241,698	3,239,973
Profit and loss account, balance carried forward	21,167,337	16,169,496
	33,389,486	29,167,937

Schedule 4 : Secured loans

	31 December	31 December
	2011	2010
Lease obligation in relation to vehicles acquired under finance lease*	12,011	9,773

Finance lease obligations are secured against the vehicles acquired on lease.

* Refer Note 5 of Schedule 18 for amount repayable within one year

Schedule 5 : Fixed assets

						Computers					Total	Total
						and other			Furniture		as at 31	as at 31
	Land	Land		Leasehold	Computer	service	Electrical	Office	and		December	December
	(Freehold)	(Leasehold)	Buildings	improvements	software	equipments	installations	equipments	fixtures	Vehicles	2011	2010
Gross block
As at 1 January 2011	171	844,529	3,639,554	169,938	2,023,910	1,882,057	850,095	864,532	873,539	45,650	11,193,975	10,845,555
Additions(2)	—	98,412	119,952	17,254	220,636	195,829	10,681	40,040	26,360	9,899	739,063	820,123
Deletions	—	—	2,538	—	83,780	29,087	1,786	19,440	6,740	28,725	172,096	471,703
As at 31 December 2011	171	942,941	3,756,968	187,192	2,160,766	2,048,799	858,990	885,132	893,159	26,824	11,760,942	11,193,975
Accumulated depreciation
As at 1 January 2011	—	35,005	406,199	80,826	1,397,568	1,652,404	440,948	645,121	556,211	28,675	5,242,957	4,773,617
Charge for the year	—	9,716	100,331	17,381	301,709	162,882	222,571	108,939	167,561	6,294	1,097,384	919,056
Deletions	—	—	2,536	—	82,566	28,150	1,265	18,613	6,292	21,913	161,335	449,716
As at 31 December 2011	—	44,721	503,994	98,207	1,616,711	1,787,136	662,254	735,447	717,480	13,056	6,179,006	5,242,957
Net block as at 31 December 2011	171	898,220	3,252,974	88,985	544,055	261,663	196,736	149,685	175,679	13,768	5,581,936	5,951,018
Net block as at 31 December 2010	171	809,524	3,233,355	89,112	626,342	229,653	409,147	219,411	317,328	16,975	5,951,018

Note:

(1)      Gross block of vehicles as of 31 December 2011 includes assets acquired on lease, (refer Note 5 of Schedule 18).

(2)      Addition to fixed assets includes credit on account of refund of service tax of  Nil (2010 :  33,105) in building and leasehold improvements and  Nil (2010:  7,734) in computer software

(3)      Capital work-in-progress [including Capital advance of  317,573 (2010 :  446,291)] is  768,086 (2010 :  921,092)

Schedules to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

Schedule 6: Investments

		31 December	31 December
		2011	2010
A.	Long term Investments (At cost)
(i)	In subsidiary companies Trade (Unquoted), fully paid up
	9,350 (2010: 9,350) equity shares fully paid of Patni Americas, Inc. (no par value)	4,605,465	4,605,465
	13,848,617 (2010: 13,848, 617) equity shares of 1 pound each fully paid of Patni Computer Systems (UK) Limited	1,039,809	1,039,809
	6,150,000 (2010: 6,150,000) of Euro Contribution towards Capital of Patni Computer Systems – Gmbh	381,162	381,162
	10,125,237 (2010: 8,245,731) equity shares of 1 SGD each fully paid of Patni (Singapore) PTE Limited	341,560	274,853
	25,808,100 (2010: 25,808,100) equity shares of 1 pesos each fully paid of PCS Computer Systems Mexico SA de CV	93,360	93,360
		6,461,356	6,394,649
(ii)	Other than Trade and Quoted
	NABARD Term Deposit 10%	—	138,006
	Total long term investments (A)	6,461,356	6,532,655
B.	Current Investments (At lower of cost and market value) (Unquoted)*
	Investment in mutual funds (refer Notes 11 and 13 of Schedule 18)	15,646,031	9,385,038
	Other Investments (refer Note 11 of Schedule 18)	456,942	2,432,599
	Total Current Investments (B)	16,102,973	11,817,637
	Grand Total (A) + (B)	22,564,329	18,350,292

*	Net assets value of current investment in mutual funds and in others as on 31 December 2011 16,326,006 (2010: 12,017,711)

Schedule 7: Sundry debtors (Unsecured)

	31 December	31 December
	2011	2010
Debts outstanding for a period exceeding six months
- considered good	177,655	113,915
- considered doubtful	46,266	23,142
	223,921	137,057
Other debts
- considered good	4,463,876	3,613,864
- considered doubtful	567	1,126
	4,464,443	3,614,990
Less: Provision for doubtful debts	46,833	24,268
	4,641,531	3,727,779
Amount due from subsidiaries and companies under same management (refer Note 4 of Schedule 18)	1,260,525	1,402,894

Schedules to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

Schedule 8: Cash and bank balances

	31 December	31 December
	2011	2010
Cash on hand	2,829	2,609
Money in transit*	76	411,669
Cheques in hand	—	14,533
Balances with scheduled banks
- in current accounts	498,247	199,309
- in term deposit account	—	500,475
- in unpaid dividend accounts	2,665	1,955
Balances with other banks
- in current accounts (refer Note 12 of Schedule 18)	430,766	539,243
	934,583	1,669,793

*Money in transit represents amount received from subsidiary Company

Schedule 9: Loans and advances

	31 December	31 December
	2011	2010
(Unsecured and Consider good, unless otherwise stated)
Advances recoverable in cash or in kind or for value to be received
- Considered good	125,496	360,632
- Considered doubtful	3,591	4,650
MAT credit entitlement	1,613,647	1,780,322
Interest accrued but not due	80	5,834
Premises and other deposits	211,945	162,479
Deposit with tax authorities	309,553	305,072
Loan to employees	8,582	3,741
Advance payments of income-tax (net of provision: 3,625,371; 2010: 1,978,986)	814,018	216,692
Service tax receivables	144,511	47,882
Unrealised gain on derivative financial instruments	14,696	224,183
	3,246,119	3,111,487
Less: Provision for doubtful loans and advances	3,591	4,650
	3,242,528	3,106,837

Schedule 10: Current liabilities

	31 December	31 December
	2011	2010
Accrued expenses	1,250,029	1,827,603
Deferred revenue	339,457	263,768
Sundry creditors
total outstanding dues of micro and small enterprises (refer Note 10 of Schedule 18)	—	—
total outstanding dues of creditors other than micro and small enterprises	188,902	162,683
Payable to subsidiary companies	400,852	317,428
Advance from customers	32,130	16,252
Investor Education and Protection Fund shall be credited by following amounts (as and when due)*	2,665	1,955
Unrealised loss on derivative financial instruments	916,050	285,074
Other liabilities	179,531	180,966
	3,309,616	3,055,729

* There is no amount due and outstanding as at balance sheet date to be credited to Investor Education and Protection Fund.

Schedules to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

Schedule 11: Provisions

	31 December	31 December
	2011	2010
Provision for taxation (net of advance tax payments: 571,380 ; 2010: 1,396,911)	1,202,683	1,220,645
Provision for gratuity	114,748	94,110
Provision for compensated absence	265,404	205,630
Provision for pension benefits	1,480	112,747
Provision for warranty	22,754	17,743
	1,607,069	1,650,875

Schedule 12: Other income

	31 December	31 December
	2011	2010
Dividend on current investment - non-trade	606,779	509,735
Foreign exchange gain, net	353,590	1,004,544
Profit on sale of current investments - non-trade	345,175	251,872
Profit on sale of fixed assets, net	268	488
Interest from:
- Loan to employees	138	252
- Bank deposits (tax deducted at source 1,193 ; 2010 : 6,002)	7,179	44,138
- Others (tax deducted at source Nil; 2010 : Nil ) [refer Note 6(c) of Schedule 18]	52,055	73,144
Sundry creditors and advance from customer written back	74,916	16,118
Service tax credit and VAT received	9,516	237,942
Miscellaneous income	9,958	16,780
	1,459,574	2,155,013

Schedule 13: Personnel costs

	31 December	31 December
	2011	2010
Salaries, bonus and allowances, including overseas employee expenses	11,804,442	8,830,855
Employee stock compensation cost	194,630	235,586
Contribution to provident and other funds	341,722	247,607
Staff welfare	73,231	65,477
Pension, gratuity and leave encashment cost (refer Note 14 of Schedule 18)	225,698	82,683
	12,639,723	9,462,208

Schedules to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

Schedule 14: Selling, general and administration costs

	31 December	31 December
	2011	2010
Travel and conveyance	857,858	915,570
Outsourced service charges	426,679	665,922
Legal and professional fees [refer Note 15 (vi) of Schedule 18]	174,619	220,989
Rent	277,347	308,036
Electricity	324,432	305,130
Advertisement and publicity	38,610	66,428
Rates and taxes	24,595	27,416
Recruitment and training charges	90,085	127,331
Insurance	92,083	61,018
Repairs and maintenance
- computers	188,506	164,970
- building	47,484	35,144
- others	21,054	6,543
Provision for doubtful debts and advances	38,585	10,697
Loss on decline in value of current investments	5,689	4,112
Miscellaneous expenses	662,446	568,535
	3,270,072	3,487,841

Schedule 15: Interest costs

	31 December	31 December
	2011	2010
Interest on finance lease obligations	1,035	627
Interest on tax assessments	27,817	32,971
Interest on others	451	9,757
	29,303	43,355

Schedule 16: Prior Period Items

	31 December	31 December
	2011	2010
Deferred cost for revenue contracts	38,083	—
	38,083	—

Schedule 17: Earning per equity share (EPS)

	31 December	31 December
	2011	2010
Net profit as per Profit and Loss Account for computation of EPS	4,997,841	6,550,465
Weighted average number of shares outstanding in computation of basic EPS	133,514,624	130,101,442
Dilutive effect of stock option outstanding	2,204,005	4,199,625
Weighted average number of equity shares and equity equivalent shares outstanding in computating diluted EPS	135,718,629	134,301,067
Nominal value of equity share (in )	2	2
Earning per equity share (in )
- Basic	37.43	50.35
- Diluted	36.83	48.77

Notes to the Financial Statements

(Amounts in thousands of Indian Rupees)

Schedule 18 : Notes to financial statements

1.                            Background

Patni Computer Systems Limited (“Patni”) is a company incorporated in India under the Indian Companies Act, 1956. In February 2004, Patni completed an initial public offering of its equity shares in India. In December 2005, Patni also completed an initial public offering of American Depositary Shares in the United States of America (USA).

Patni together with its subsidiaries (collectively, the “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Company provides multiple service offerings to its clients across various industries including banking and insurance; manufacturing, retail and distribution; life sciences; product engineering; communications, media and entertainment; and utilities. The various service offerings include application development and maintenance, enterprise software and systems integration services, business and technology consulting, product engineering services, infrastructure management services, customer interaction and BPO, quality assurance and engineering services.

On 12 May 2011, the Company was acquired by iGATE Corporation (“iGATE”) through two of its wholly-owned subsidiaries, Pan-Asia iGATE Solutions, (“iGATE Mauritius”), and iGATE Global Solutions Limited (“iGS” and, together with iGATE Mauritius, the “Purchasers”). The acquisition involved acquiring 60,091,202 shares or 45.0% of the outstanding share capital from the promoters of the Company and 22,913,948 shares (inclusive of the American Depositary Shares representing 20,161,867 shares) or 17.1% of the outstanding share capital of the Company from General Atlantic Mauritius Limited. Further in accordance with the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission, the Purchasers also acquired an additional 27,085,565 shares or 20.3% of the outstanding shares of the Company through a mandatory open public offer made on 8 April 2011 to the other shareholders of the Company.

As of 31 December 2011, iGATE Corporation holds 81.9% of outstanding shares.

2.                            Significant accounting policies

(a)              Basis of preparation of financial statements

The financial statements have been prepared to comply with the Accounting Standards notified by Companies (Accounting Standards) Rules, 2006, (as amended) the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI) in India, under the historical cost convention with the exception of land and buildings of Patni, which have been revalued, on the accrual basis of accounting. The financial statements have been prepared under the historical cost convention on an accrual basis except for certain financial instruments which are measured at fair values. The accounting policies have been consistently applied by the Company and are consistent with those used in the previous year.

(b)              Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the results of operations during the reporting period. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates.

(c)               Fixed assets and depreciation/amortisation

Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method (‘SLM’) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the period of use. Lease hold land is amortised over the period of lease.

With effect from 1 April 2011, the Company has aligned the estimated useful lives of furniture and fixtures and electrical installations with those followed by iGATE Corporation, its ultimate parent Company.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below:

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

2.                            Significant accounting policies (Contd.)

Asset	Useful life (in years)
Land	—
Buildings	40
Leasehold land	Over the lease term
Leasehold improvements	Over the lease term or 9 years, whichever is shorter
Computers, computer software and other service equipments	3-5
Electrical installations	5
Office equipments	5
Furniture and fixtures	5
Vehicles	4-5

Fixed assets individually costing upto  5000 are depreciated over a period of 12 months from the date of purchase.

(d)                   Impairment of assets

The carrying amounts of assets are reviewed at each balance sheet date if there is any indication of impairment based on internal/external factors. An impairment loss is recognized wherever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the asset’s net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

(e)                    Leases

Finance leases, which effectively transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on the implicit rate of return. Finance charges are charged directly against income.

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases. Operating lease payments are recognized as an expense in the Profit and Loss account on a straight-line basis over the lease term.

(f)                      Revenue and cost recognition

The Company derives its revenues primarily from software services and BPO services. Revenue from time-and-material contracts is recognized as related services are rendered. The Company’s fixed price contracts include application maintenance and support services, on which revenue is recognized rateably over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a proportional performance method where the price for an entire project is agreed upon for a pre-determined fee before the project starts.

Unbilled revenue represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. Billings in excess of revenue recognized is disclosed as deferred revenue and is grouped under current liability.

i)                Software services

Provision for estimated losses on uncompleted fixed price contracts are made in the year in which such losses are determined.

The Company grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Company reports revenues net of discounts offered to customers.

Revenue on maintenance contracts is recognized rateably over the term of maintenance.

Revenues are shown net of sales tax, value added tax, service tax and applicable discounts and allowances.

ii)            BPO services

Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

2.                            Significant accounting policies (Contd.)

iii)             Dividend income

Dividend income is recognized when the Company’s right to receive dividend is established. Interest income is recognized on the time proportion basis.

(g)              Employee retirement and other benefits

Provident fund

Retirement benefits in the form of Provident Fund is a defined contribution scheme and the contributions are charged to the Profit and Loss Account of the year when the contributions to the respective funds are due. There are no other obligations other than the contribution payable to the respective funds.

Gratuity

Gratuity liability is defined benefit obligation and is provided for on the basis of an actuarial valuation on projected unit made at the end of each financial year.

Pension

Certain directors of the Group are entitled to receive pension benefit upon retirement or on termination from employment @ 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty-five in respect of Founder directors of Patni India and is payable to the director or the surviving spouse. The liability for pension is actuarially determined by an independent actuary at the end of each financial year using the Projected Unit Credit Method, which recognizes each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

Others

The Company’s liabilities towards compensated absences are determined on the basis of actuarial valuations, as at balance sheet date, carried out by an independent actuary using Projected Unit Credit Method. Actuarial gain and losses comprise experience adjustments and the effects of changes in actuarial assumption and are recognized immediately in the Profit and Loss Account.

(h)              Foreign currency transactions

India Operations

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at the year-end are translated at the year-end exchange rate. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of monetary assets and liabilities are recognized in the profit and loss account. Non-monetary foreign currency items which are carried in terms of historical cost are reported using the exchange rate at the date of transactions.

Foreign branch office Integral operations

Income and Expenditure other than depreciation costs are translated into the reporting currency at the prevailing exchange rates at the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at balance sheet date are translated at exchange rates prevailing on the date of the balance sheet. Fixed assets are translated at exchange rates on the date of the transaction and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets. Net exchange difference resulting from translation of items, in the financial statements of the foreign branches is recognized in the profit and loss account.

Hedging

a)                   Cash flow hedging

The Company uses derivative financial instruments (foreign currency forward and option contracts) to hedge its risks associated with foreign currency fluctuations relating to certain forecasted transactions.

The use of foreign currency forward contracts and options are governed by the Company’s policies, which provide written principles on the use of such financial derivatives consistent with the Company’s risk management strategy. The Company does not use derivative financial instruments for speculative purposes.

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

2.                            Significant accounting policies (Contd.)

The derivative instruments are initially measured at fair value, and are remeasured at subsequent reporting dates in accordance with recognition and measurement principles of AS - 30 “Financial Instruments : Recognition and Measurement”.

In respect of derivative contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging), the hedge effectiveness is assessed based on changes in fair value attributable to changes in spot prices, are recorded in hedging reserve account under reserves until the hedged transactions occur and at that time are recognized in the profit and loss account. Accordingly, the changes in the fair value of the contract related to the changes in the difference between the spot price and the forward price i.e. forward premium/discount are excluded from assessment of hedge effectiveness and is recognized in Profit and Loss Account and are included in foreign exchange gain (loss).

In respect of derivative contracts which hedge the foreign currency risk associated with the both anticipated sales transaction and the collection thereof i.e. dual purpose hedges, the hedge effectiveness is assessed based on overall changes in fair value, and the effective portion of gains or losses are included in hedging reserve account under reserves. Effective portion of gain or loss attributable to forecasted sales are reclassified from hedging reserve account under reserves and recognized in Profit and Loss Account when the sales occur. Post the date of sales, the Company reclassifies an amount from hedging reserve account under reserves to earnings to offset foreign currency translation gain/loss recorded for receivable during the period. Further, the Company determines the amount of cost to be ascribed to each period of the hedging relationship based on the functional currency interest rate implicit in the hedging relationship and recognizes this cost by reclassifying from hedging reserve account under reserves to Profit and Loss Account for recognized receivables based on pro-rata method.

Hedge accounting is discontinued from the last testing date when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Cumulative gain or loss on such hedging instrument recognized in shareholders’ funds is retained there until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in shareholders’ funds is transferred to profit and loss account for the year.

b)                   Hedging of monetary assets and liabilities

The premium or discount arising at the inception of forward exchange contracts and option is amortised as expense or income over the life of the contract. Exchange differences on such contracts are recognized in the statement of profit and loss in the year in which the exchange rates change. Any profit or loss arising on cancellation or renewal of forward exchange contract is recognized as income or as expense for the year.

(i)                 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments. All other investments are classified as long-term investments. Current investments are carried at lower of cost and fair value determined on an individual investment basis. Long-term investments are carried at cost. However, provision for diminution in value is made to recognize a decline other than temporary in the value of the investments.

(j)                 Taxation

Tax expense comprises current and deferred tax. Current income tax expense comprises taxes on income from operations in India and in foreign jurisdictions. Income tax payable in India is determined in accordance with the provisions of the Income Tax Act, 1961 and tax expense relating to overseas operations is determined in accordance with tax laws applicable in countries where such operations are domiciled.

Deferred tax expense or benefit is recognized on timing differences being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred tax assets and liabilities are measured using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to the taxes on income levied by the same governing taxation laws.

Deferred tax assets are recognized only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. In situations where the Company has unabsorbed depreciation or carry forward tax losses, all deferred tax assets are recognized only if there is virtual certainty supported by convincing evidence that they can be realised against future taxable profits.

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

2.                            Significant accounting policies (Contd.)

At each balance sheet date the Company re-assesses recognized and unrecognized deferred tax assets. The Company writes-down the carrying amount of a deferred tax asset to the extent that it is no longer reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available against which the deferred tax asset can be realised. Any such write-down is reversed to the extent that it becomes reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available. The Company recognizes unrecognized deferred tax assets to the extent that it has become reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available against which such deferred tax assets can be realised.

Minimum Alternative Tax (MAT) credit is recognized as an asset only when and to the extent there is convincing evidence that the Company will pay normal income tax during the specified period. In the year in which the MAT credit becomes eligible to be recognized as an asset in accordance with the recommendations contained in guidance note issued by the Institute of Chartered Accountants of India, the said asset is created by way of a credit to the profit and loss account and shown as MAT Credit Entitlement. The Company reviews the same at each balance sheet date and writes down the carrying amount of MAT Credit Entitlement to the extent there is no longer convincing evidence to the effect that Company will pay normal income tax during the specified period.

(k)             Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of equity shares outstanding during the period. For the purpose of calculating diluted earnings per share, the net profit or loss for the period attributable to equity shareholders and the weighted average number of shares outstanding during the period are adjusted for the effects of all dilutive potential equity shares.

(I)                 Provisions and contingent liabilities

Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

The Company creates a provision when there is present obligation as a result of a past event that probably requires an outflow of resources embodying in economic benefits and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Contingent assets are not recognized in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the period in which the change occurs.

(m)           Employee stock options

The Company determines the compensation cost based on intrinsic value method. The compensation cost is amortized on a straight line basis over the vesting period. Measurement and disclosure of the employee share-based payment plans is done in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the Guidance Note on Accounting for Employee Share-based Payments, issued by the Institute of Chartered Accountants of India.

(n)              Cash and cash equivalents

Cash and cash equivalents for the purposes of cash flow statement comprise cash at bank and in hand and short-term investments with an original maturity of three months or less.

3.                            Segmental Information

In accordance with paragraph 4 of Accounting Standard 17 “Segment Reporting” the Company has presented segmental information only in the consolidated financial statements (refer Note 4 of Schedule 19 of the consolidated financial statements) of the Company.

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

4.	Related party transactions

	(a)	Related parties where control exists

Category of related parties
Holding Company and ultimate holding companies
		iGATE Corporation	with effect from 12 May 2011
		iGATE Holding Corporation	with effect from 12 May 2011
		iGATE Technologies Inc.	with effect from 12 May 2011
		Pan-Asia iGATE Solutions, (Mauritius)	with effect from 12 May 2011
Subsidiaries (Companies under the same management)
Patni Americas, Inc., USA
Patni Computer Systems (UK) Limited
Patni Computer Systems GmbH
Patni Telecom Solutions Inc., USA
Patni Telecom Solutions (UK) Limited
Patni Telecom Solutions Private Limited
		Patni Life Sciences Inc., USA	merged with Patni Americas, Inc., USA in
October 2010
		Patni Computer Systems Brasil Ltda.	dissolved in October 2010
Patni Computer Systems (Czech) s.r.o
PCS Computer Systems, Mexico, SA de CV
Patni (Singapore) Pte Limited
CHCS Services Inc., USA
Patni Computer Systems Japan Inc.
Patni Computer Systems (Suzhou) Co., Limited
Patni Computer Systems Software (Dalian) Limited
Others
Patni Computer Systems Limited Employee Gratuity Fund
Patni Computer Systems Limited Employee
Superannuation Trust
Joint Ventures
J R Kyushu Patni Systems Inc.
	(b)	Related parties with whom transactions have taken place during the year
Holding Company and ultimate holding companies
		iGATE Corporation	with effect from 12 May 2011
		iGATE Technologies Inc.	with effect from 12 May 2011
Fellow Subsidiaries
		iGATE Global Solutions Limited	with effect from 12 May 2011
		iGATE Technologies (Canada) Inc.	with effect from 12 May 2011
		Mascot Systems GmbH	with effect from 12 May 2011
Subsidiaries
Patni Americas, Inc., USA
Patni Computer Systems (UK) Limited
Patni Computer Systems GmbH
Patni Telecom Solutions Inc., USA
Patni Telecom Solutions (UK) Limited
Patni Telecom Solutions Private Limited
Patni Computer Systems (Czech) s.r.o
PCS Computer Systems, Mexico, SA de CV

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

4.         Related party transactions (Contd.)

Patni (Singapore) Pte Limited
CHCS Services Inc., USA
Patni Computer Systems Japan Inc.
Patni Computer Systems (Suzhou) Co., Limited

Entities over which the key management personnel exercise significant influence (Affiliates)
	PCS Technology Limited and its subsidiaries	ceased to be related party with effect from 12 May 2011
	Ashoka Computer Systems Private Limited	ceased to be related party with effect from 12 May 2011
	PCS Cullinet Private Limited	ceased to be related party with effect from 12 May 2011
	PCS Finance Private Limited	ceased to be related party with effect from 12 May 2011
	Ravi & Ashok Enterprises	ceased to be related party with effect from 12 May 2011
	iSolutions Inc.	ceased to be related party with effect from 12 May 2011
Parties with substantial interest
	Members of Patni family and their relatives (ceased to be related party with effect from 12 May 2011)	1)	Sadhana A. Patni
		2)	Amit Kumar G. Patni
		3)	Rajnikanta G. Patni
		4)	Apoorva A. Patni
		5)	Arihant G. Patni
		6)	Shruti Arihant Patni
		7)	Ruchi Patni
		8)	Aysuhi Amitkumar Patni
		9)	Aakriti Amitkumar Patni
		10)	Poonam Patni
		11)	Vasoondhara A. Patni
	General Atlantic Mauritius Limited (‘GA’)	ceased to be related party with effect from 12 May 2011

Others (Significant influence)
	Anirudh Patni	ceased to be related party with effect from 12 May 2011

Patni Computer Systems Limited Employee Gratuity Fund
(c)	Key management personnel and relative of key management personnel (KMP)
	Mr. Narendra K Patni	resigned with effect from 12 May 2011
	Mr. Ashok K Patni	resigned with effect from 12 May 2011
	Mr. Gajendra K Patni	resigned with effect from 8 February 2011
	Mr. Jeya Kumar	resigned with effect from 12 May 2011
	Mr. Phaneesh Murthy	appointed as CEO & Managing Director with effect from 12 May 2011

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

4.         Related party transactions (Contd.)

(d) Transactions and balances with related parties

						Parties with
	Holding	Fellow				substantial
Nature of the transaction	Company	Subsidiaries	Subsidiaries	Affiliates	KMP	interest	Others
Transactions during the year ended 31 December 2011
Investments	—	—	66,707	—	—	—	—
Remuneration	—	—	—	—	171,398	—	—
Sitting fees paid					100
Sales & Service income	183,022	127,829	4,957,205	—	—	6,906	—
Purchase of Fixed Assets	—	10,215	—	—	—	—	—
Professional Fees	—	—	3,324	—	—	—	—
Amount incurred on behalf of fellow subsidiary/ subsidiary/ affiliates	—	10,406	227,679	—	—	—	—
Rent and other expenses	—	16,390	36,612	2,356	—	—	—
Cost/reimbursement	—	—	—	—	—	—	—
-Reimbursement	—	—	49,089	—	—	—	—
-Payroll Cost	—	—	3,702,287	—	—	—	—
-Subcontractor Cost	—	—	214,344	—	—	—	—
-Other Cost	—	—	270,462	—	—	—	—
Contribution to Patni Computer Systems Limited Employee Gratuity Fund	—	—	—	—	—	—	92,233
Purchase of Services	—	14,072	—	—	—	—	—
Employee stock compensation cost	34,076	—	—	—	—	—	—
Other services	—	11,182	—	—	—	—	—
Deposits received	—	—	5,501	1,545	—	—	—
Balances at 31 December 2011
Investments	—	—	6,461,355	—	—	—	—
Security deposits	—	—	—	—	—	—	—
Debtors	119,351	87,225	1,053,949	—	—	—	—
Unbilled revenue	16,116	64,944	—	—	—	—	—
Accrued expenses	—	—	13,012	—	—	—	—
Accounts payable	5,264	17,863	400,852	—	—	—	—
Transactions during the year ended 31 December 2010
Investments	—	—	999,465	—	—	—	—
Remuneration	—	—	—	—	122,604	—	—
No. of RSUs granted	—	—	—	—	240,500	—	—
Sitting fees paid	—	—	—	—	200	—	—
Sales and service income	—	—	5,243,689	—	—	18,433	—
Sale of vehicle	—	—	—	—	—	—	1,681
Professional fees expense	—	—	9,076	—	—	—	—
Reimbursement of expenses by subsidiaries	—	—	200,020	—	—	—	—
Rent and other expenses	—	—	25,890	4,328	—	—	—
Dividend paid	—	—	—	1,204,856	885,846	3,387,638	—
Amounts incurred by subsidiary on behalf of the Company	—	—	2,607,124	—	—	—	—
Contribution to Patni Computer Systems Limited Employee Gratuity Fund	—	—	—	—	—	—	30,000
Balances at 31 December 2010
Investments	—	—	6,394,648	—	—	—	—
Security deposits paid	—	—	—	1,748	—	—	—
Debtors	—	—	1,402,894	—	—	2,921	—
Deposits	—	—	5,240	—	—	—	—
Amounts payable	—	—	317,428	2,849	—	—	—
Remuneration payable to the directors	—	—	—	—	54,989	—	—
Provision for pension benefits	—	—	—	—	112,747	—	—
Stock option outstanding	—	—	—	—	34,821	—	—

Capital Commitment to subsidiary company during the year ended 31 December 2011, not included above   708; (2010 :   711). Refer Note 15 (i) of Schedule 18 for Managerial remuneration

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

4.         Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

		31 December	31 December
Particulars		2011	2010
	Transactions during the year
i)	Remuneration
	Mr. Jeya Kumar	162,707	128,879
ii)	No of RSU’s g ranted
	Mr. Jeya Kumar	—	240,500
iii)	Sitting fees paid
	Mr. Ashok K Patni	60	100
	Mr. Gajendra K Patni	40	100
iv)	Sales and service income
	Holding Company
	iGATE Technologies Inc.	183,022	—
	Fellow Subsidiaries
	iGATE Global Solutions Limited	86,095	—
	Mascot Systems GmbH	41,734	—
	Subsidiaries
	Patni Americas,Inc.,USA	4,077,452	4,425,569
	Patni Computer Systems (UK) Limited	851,724	635,939
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	6,906	18,433
v)	Purchase of Fixed Assets
	Fellow Subsidiaries
	iGATE Global Solutions Limited	10,215	—
vi)	Dividend paid
	Affiliates
	iSolutions Inc.	—	1,204,856
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	—	1,512,321
	Mr. Arihant G. Patni	—	322,766
	Ms. Vasoondhara A. Patni	—	330,000
	Key Management Personnel
	Mr. Ashok K Patni	—	476,771
	Mr. Gajendra K Patni	—	269,894
	Mr. Narendra K Patni	—	139,181
vii)	Sale of vehicle
	Others
	Mr. Anirudh Patni	—	1,681
viii)	Professional fees expense
	Patni Americas, Inc.,USA	3,324	9,076
ix)	Amount incurred on behalf of fellow subsidiary/ subsidiary/ affiliates
	Fellow Subsidiaries
	iGATE Global Solutions Limited	10,406	—
	Subsidiaries
	Patni Americas,Inc.,USA	58,008	95,117
	Patni Telecom Solutions Private Limited	50,097	45,254
	Patni Computer Systems (UK) Limited	44,185	31,323
	CHCS Services Inc., USA	32,897	4,699

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

4.         Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under: (Contd.)

		31 December	31 December
Particulars		2011	2010
	Transactions during the year (Contd.)
x)	Rent and other expenses
	Fellow Subsidiaries
	iGATE Global Solutions Limited	16,390	—
	Subsidiaries
	Patni Telecom Solutions Private Limited	36,612	25,890
	Affiliates
	Ashoka Computer Systems Private Limited	684	1,396
	PCS Cullinet Private Limited	953	1,531
	PCS Finance Limited	598	1,281
xi)	Cost/Reimbursement
	Patni Americas,Inc.,USA	3,656,523	2,201,333
xii)	Purchase of services
	Fellow Subsidiaries
	iGATE Global Solutions Limited	14,072	—
xiii)	ESOP Compensation
	Holding Company
	iGATE Technologies Inc.	34,076	—
xiv)	Other services
	Fellow Subsidiaries
	iGATE Global Solutions Limited	11,182	—
xv)	Investments
	Patni Computer Systems (UK) Limited	—	547,440
	Patni Computer Systems GmbH	—	243,859
	Patni (Singapore) Pte. Limited	66,707	208,165
xvi)	Deposits received
	Subsidiaries
	Patni Telecom Solutions Private Limited	5,240	5,240
	Affiliates
	Ashoka Computer Systems Private Limited	540	—
	PCS Cullinet Private Limited	525	—
	PCS Finance Limited	450	—
xvii)	Contribution to Patni Computer Systems Limited Employee Gratuity Fund
	Others
	Contribution to Patni Computer Systems Limited Employee Gratuity Fund	92,233	30,000
	Balances as at the year end
i)	Investments
	Patni Americas, Inc., USA	4,605,465	4,605,465
	Patni Computer Systems (UK) Limited	1,039,809	1,039,809
ii)	Security deposits
	Affiliates
	Ashoka Computer Systems Private Limited	—	591
	PCS Cullinet Private Limited	—	627
	PCS Finance Limited	—	501

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

4.         Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under: (Contd.)

		31 December	31 December
Particulars		2011	2010
	Balances as at the year end (Contd.)
iii)	Debtors
	Holding Company
	iGATE Technologies Inc.	119,351	—
	Fellow Subsidiaries
	iGATE Global Solutions Limited	84,113	—
	Subsidiaries
	Patni Americas, Inc.,USA	370,005	913,736
	Patni Computer Systems (UK) Limited	577,181	366,882
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	—	2,921
iv)	Unbilled revenue
	Holding Company
	iGATE Technologies Inc.	16,116	—
	Fellow Subsidiaries
	iGATE Global Solutions Limited	27,864	—
	Mascot Systems GmbH	37,080	—
v)	Accrued expenses
	Subsidiaries
	Patni Americas,Inc.,USA	13,012	—
vi)	Amounts payable
	Holding Company
	iGATE Technologies Inc.	5,264	—
	Fellow Subsidiaries
	iGATE Global Solutions Limited	17,863	—
	Subsidiaries
	Patni Americas,Inc., USA	121,536	239,201
	Patni Computer Systems (UK) Limited	118,056	43,319
	Patni Telecom Solutions Private Limited	138,194	22,722
	Affiliates
	PCS Cullinet Private Limited	—	847
	Ashoka Computer Systems Private Limited	—	1,105
	PCS Finance Limited	—	808
vii)	Remuneration payable to the directors
	Mr. Jeya Kumar	—	54,989
viii)	Stock option outstanding
	Mr. Jeya Kumar	—	34,821
ix)	Provision for pension benefits
	Mr. Ashok K Patni	—	65,541
	Mr. Gajendra K Patni	—	47,205

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

5.     Leases

Finance lease :

The Company has acquired certain vehicles under finance lease for a non-cancellable period of 4 to 5 years. At the inception of the lease, fair value of such vehicles has been recorded as an asset under gross block of vehicles with a corresponding lease obligation recorded under secured loans. There is no escalation clause in the lease agreement. There are no restriction imposed by lease arrangements. Fixed assets include the following amounts in relation to the above leased assets:

	31 December	31 December
As at	2011	2010
Gross block of vehicles	22,512	18,524
Less: Accumulated depreciation	9,625	8,805
Net block	12,887	9,719

Total minimum lease payments and maturity profile of finance leases at the balance sheet date, the element of interest included in such payments, and the present value of the minimum lease payments as of 31 December 2011 are as follows:

		Interest
	Total minimum	included in	Present value of
	lease payments	minimum lease	minimum lease
Particulars	outstanding	payments	payments
31 December 2011
No later than one year	5,241	1,411	3,830
Later than one year and not later than five years	9,660	1,479	8,181
Totals	14,901	2,890	12,011
31 December 2010
No later than one year	4,494	789	3,705
Later than one year and not later than five years	6,877	809	6,068
Totals	11,371	1,598	9,773

Operating lease :

The Company has taken certain office spaces and accommodation for its employees under operating lease agreements, which expires at various dates through year 2015. Some of the lease agreement have a price escalation clause. The lease rental expense recognized in the profit and loss account for the year is  255,443 (2010 :  308,036). The escalation amount for non-cancellable operating lease payable in future years and accounted for by the Company is  10,709. There are no subleases. Future minimum lease payments and the payment profile of non-cancellable operating leases are as follows:

	31 December	31 December
Particulars	2011	2010
No later than one year	37,443	21,597
Later than one year and not later than five years	73,460	73,403
Totals	110,903	95,000

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

6.     Taxes

	31 December	31 December
	2011	2010
a) Provision for tax expense consists of the following:
Current taxes
- Indian (Refer Note c)	914,072	1,257,624
- Foreign	(35,933)	61,574
- MAT credit entitlement	(222,482)	(754,755)
	655,657	564,443
Deferred tax expense
- Indian	184,214	40,201
- Foreign	64,039	250
	248,253	40,451
	903,910	604,894

b)    The significant components of deferred tax asset and liability consists of the following:

	31 December	31 December
	2011	2010
Deferred tax assets
Provision for retirement benefits	114,508	90,578
Provision for bad and doubtful debts	16,212	368
Unrealised loss on derivative contracts	240,464	58,298
Depreciation	(85,606)	(171,423)
Others	10,395	4,247
Total deferred tax asset, net	295,973	—
Deferred tax liabilities
US branch profit taxes	(147,070)	(68,372)
Others	25,130	24,534
Total deferred tax liability	(121,940)	(61,770)

c)     The Statute of limitation period for the March 2008 and March 2007 tax return of the US Branch of the Company expired in December 2011 and December 2010 respectively i.e. on expiry of 3 years from the date of filing which was 15 December 2008 and 15 December 2007. Hence the Company has reversed the provision for that year on account of taxes and interest. Accordingly the following amounts have been included in the Income Statement for the year ended 31 December 2011 and 2010.

	31 December	31 December
	2011	2010
Reversal of interest expense*	(43,341)	(47,572)
Decrease in income taxes -current	(354,501)	(301,064)
Increase in income taxes -deferred	7,883	19,145
Total	(389,959)	(329,491)

*  Included in ‘Other Income’

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

7.     Commitments and Contingent liabilities

	31 December	31 December
Particulars	2011	2010
i) Capital and other commitments
a) Capital commitments
Estimated amount of unexecuted capital contracts (net of advances)	135,283	2,435,404
b) Outstanding letter of credit	4,404	—
	139,687	2,435,404
ii) Contingent Liabilities
a) Disputed Income Tax	5,395,509	3,745,312
b) Bank guarantees	46,041	173,054
	5,441,550	3,918,366

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

The Company has received the Income Tax Demand orders, amounting to  5,395,509 for the relevant Assessment Years (A.Y) 2002-03, 2003-04, 2004-05, 2005-06, 2006-07, 2007-08. The assessment orders demand is raised mainly on account of disallowance of certain 10A benefits and transfer pricing adjustment on account of interest on delayed recoveries from Associated Enterprises and BPO operation. Although the Company has paid certain amounts related to these demands pending various levels of appeals, management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2011, the income tax department has issued the draft assessment order for A.Y. 2008-09 disallowing the tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a transfer pricing adjustment for delayed recoveries from the Associated Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel newly set up under the Income Tax Act. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The Company is involved in lawsuits and claims which arise in ordinary course of business. Management believes that the ultimate outcome of these matters will not have a material adverse impact on its financial position, results of operations and cash flows.

8.     Derivative Financial Instruments and Hedge Accounting

Foreign currency forward and option contracts

The Company is exposed to foreign currency fluctuations on foreign currency assets/liabilities, forecasted cash flows denominated in foreign currency. The use of derivatives to hedge foreign currency forecasted cash flows is governed by the Company’s strategy, which provides principles on the use of such forward contracts and currency options consistent with the Company’s Risk Management Policy. The counter party in these derivative instruments are banks and the Company considers the risks of non-performance by the counter party as non-material. A majority of the forward foreign exchange/ option contracts mature between one to seventeen months and the forecasted transactions are expected to occur during the same period. The Company does not use forward contracts and currency options for speculative purposes.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:-

	31 December	31 December
	2011	2010
Sell Covers	INR equivalent	INR equivalent
USD/INR	18,112,031	13,826,828
JPY/USD	51,421	274,806
GBP/USD	1,097,753	605,482
EUR/INR	113,297	—
	19,374,502	14,707,116

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

8.     Derivative Financial Instruments and Hedge Accounting (Contd.)

	31 December	31 December
Forward options	2011	2010
Range Forward
USD/INR	265,300	223,500
	265,300	223,500

The following table summarizes activity in the hedging reserve related to all derivative financial instruments classified as cash flow hedges during the years ended 31 December 2011 and 31 December 2010:

	31 December	31 December
Particulars	2011	2010
(Loss)/Gain as at the beginning of the year	(36,132)	77,008
Unrealised gain on cash flow hedging derivatives during the year	716,736	377,621
Net income reclassified into profit and loss account on occurrence of hedged transactions	1,093,265	(490,761)
Gain/(Loss) as at the end of the year (refer Note 1 and 2 below)	1,773,869	(36,132)

As of the balance sheet date, the Company’s net foreign currency exposure that is not hedged is  29,780 (2010 :  42,604).

Notes:

1.     Balance as at year end is inclusive of deferred tax liability of  510,001 (2010 :  10,996).

2.     At 31 December 2011, the estimated net amount of existing gain that is expected to be reclassified into the profit and loss account within the next twelve months is  1,774,862 (2010 :  295,732).

9.     Employee stock compensation plans

On 30 June 2003, Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorised to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service or performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner from one year to four years and expire at the end of five years from the date of vesting. The Stock based compensation expense is recognized over the vesting term of each separately vesting portion of an award (accelerated amortization method). A compensation committee constituted by the Board of Directors of the Company administers the plan. The plan has been amended to enable the Company to issue up to 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares of the Company) to the employees of the Company as well as its subsidiaries. Accordingly, “Patni ESOP 2003- Revised 2009” has come into force with effect from 21 June 2006. The same has been approved by shareholders in it’s meeting held on 30 June 2003.

In June 2009, the shareholders authorized the Company to issue upto an additional 8,000,000 equity shares to eligible employees under the 2003 ESOP Plan (hereinafter referred to as the “ESOP Plan”).

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant, except in the case of restricted stock units, where in the exercise price for the grants offered to employees is at face value of the share price.

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

9.     Employee stock compensation plans (Contd.)

Stock options*activity under the plan is as follows:

	Year ended 31 December 2011
				Weighted
				average
			Weighted	remaining
	Shares arising	Range of	Average	contractual life
	out of options	exercise prices	Exercise Price	(months)
Outstanding at the beginning of the year	2,315,895	2	2	59
	1,500,000	106	106	68
	150,000	112	112	71
	101,853	145	145	17
	1,078,460	254-338	332	37
	1,355,740	339-493	440	49
Outstanding at the beginning of the year	6,501,948		177
Granted during the year	20,250	2	2	85
Granted during the year	20,250		2
Forfeited during the year	288,987	2	2	—
	2,980	145	145	—
	134,588	254-338	334	—
	436,070	339-493	452	—
Forfeited during the year	862,625		281
Exercised during the year	1,611,627	2	2	—
	750,000	106	106	—
	150,000	112	112	—
	35,124	145	145	—
	390,997	254-338	330	—
	137,305	339-493	412	—
Exercised during the year	3,075,053		107
Expired during the year	16,751	145	145	—
	74,674	254-338	338	—
	48,599	339-493	446	—
Expired during the year	140,024		352
Outstanding at the end of the year	435,531	2	2	60
	750,000	106	106	—
	46,998	145	145	11
	478,201	254-338	333	34
	733,766	339-493	438	39
Outstanding at the end of the year	2,444,496		217
Exercisable at the end of the year	342,481	2	—	56
	750,000	106	—	—
	46,998	145	—	11
	369,626	254-338	—	26
	661,516	339-493	—	31
Exercisable at the end of the year	2,170,621

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

9.     Employee stock compensation plans (Contd.)

	Year ended 31 December 2010
				Weighted
				average
			Weighted	remaining
	Shares arising	Range of	Average	contractual life
	out of options	exercise prices	Exercise Price	(months)
Outstanding at the beginning of the year	2,246,900	2	2	72
	277,675	145	145	24
	274,000	112	112	82
	1,500,000	106	106	80
	2,279,076	254-338	332	40
	1,806,926	339-493	437	57
Outstanding at the beginning of the year	8,384,577		212
Granted during the year	1,043,940	2	2	90
	60,000	339-493	471	61
Granted during the year	1,103,940		27
Forfeited during the year	6,000	145	145	—
Forfeited during the year	6,000		145
Exercised during the year	832,217	2	2	—
	124,000	112	112	—
	155,846	145	145	—
	957,483	254-338	333	—
	184,922	339-493	407	—
Exercised during the year	2,254,468		192
Expired during the year	142,728	2	2	—
	13,976	145	145	—
	243,133	254-338	327	—
	326,264	339-493	447	—
Expired during the year	726,101		314
Outstanding at the end of the year	2,315,895	2	2	59
	1,500,000	106	106	68
	150,000	112	112	71
	101,853	145	145	17
	1,078,460	254-338	332	37
	1,355,740	339-493	440	49
Outstanding at the end of the year	6,501,948		177
Exercisable at the end of the year	264,354	2	—	52
	375,000	106	—	50
	101,853	145	—	17
	789,210	254-338	—	26
	951,240	339-493	—	36
Exercisable at the end of the year	2,481,657

* Includes stock options granted to employees of subsidiary companies.

The Company has allotted 3,075,053 (2010: 2,293,048) number of shares at par value of  2 per share to the employee’s on the exercise of the options for the year ended 31 December 2011.

The Company uses the intrinsic value method of accounting for its employee stock options. The Company has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described in the aforesaid Guidance Note, Patni’s net profit and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

Notes to the Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

9.     Employee stock compensation plans (Contd.)

	31 December	31 December
	2011	2010
Profit for the year after taxation as reported	5,035,924	6,550,465
Add: Stock based employee compensation determined under the intrinsic value method	194,630	235,586
Less: Stock based employee compensation determined under the fair value method	174,441	299,178
Pro-forma profit	5,056,113	6,486,873
Reported earnings per equity share of 2 each
- Basic	37.43	50.35
- Diluted	36.83	48.77
Pro-forma earnings per equity share of 2 each
- Basic	37.87	49.86
- Diluted	37.25	48.30

The stock based compensation disclosed above is with respect to all stock options granted on or after 1 April 2005.

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for Equity Linked Options:

	31 December	31 December
	2011	2010
Dividend yield	0.67%	0.60% - 1.06%
Weighted average dividend yield	0.67%	0.68%
Expected life	3.5 - 5.5 years	3.5 - 6.5 years
Risk free interest rates	8.29% - 8.37%	6.81% - 7.96%
Volatility	38.47% - 39.13%	37.69% - 42.84%
Weighted Average Volatility	38.84%	41.85%

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for ADR Linked Options:

	31 December	31 December
	2011	2010
Dividend yield	0.68%	0.60% - 1.06%
Weighted average dividend yield	0.68%	0.64%
Expected life	3.5 - 5.5 years	1.0 - 6.5 years
Risk free interest rates	0.58% - 1.15%	0.48% - 2.93%
Volatility	38.27% - 40.64%	30.54% - 46.33%
Weighted average volatility	39.71%	32.14%

The expected volatility was determined based on historical volatility data.

The compensation expense for RSU’s granted is accounted as per intrinsic value method and shown under the head personnel cost as stated below:

	31 December	31 December
	2011	2010
Personnel cost	194,630	235,586

10.  Amounts due to micro, small and medium enterprises

As at 31 December 2011, the Company has no outstanding dues to any vendors registered with appropriate authority under the Micro, Small and Medium Enterprises Development Act, 2006. There have been no delays in settlement of dues to such vendors, warranting any payment of interest as provided in the above Act (2010:  Nil).

Notes to the Financial Statements (Contd.)
(Amounts in thousands of Indian Rupees)

11.        The details of investment in mutual funds/ bonds and their movements during the year are provided below:

		Face	31 December 2011		31 December 2010
Particulars		Value	Units	Amount	Units	Amount
I.	Dividend/Income fund
A.	Daily Dividend
	Reliance Liquidity Fund	10	99,989,324	1,000,147	—	—
	DSP BlackRock Liquidity Fund - Institutional Plan	1,000	817,476	817,734	—	—
	Templeton India Ultra-short Bond Fund - Super Institutional	10	66,038,540	661,151	—	—
	Birla Sun Life Floating Rate Fund-Short Term Plan	100	6,131,403	613,263	—	—
	DWS Insta Cash Plus Fund Super Institutional Plan	100	4,985,859	500,102	—	—
	Templeton India Treasury Management Account - Super Institutional Plan	1,001	385,976	386,235	—	—
	Birla Sun Life Cash Plus - Institutional Premium Plan	100	2,818,870	282,436	—	—
	Birla Sun Life Cash Manager - Plan A	100	2,803,087	280,393	—	—
	Birla Sun Life Floating Rate Fund - Short Term Plan	100	2,510,292	251,079	—	—
	ICICI Prudential Liquid Plan - Super Institutional	100	2,406,766	240,731	—	—
	Templeton India Treasury Management Account - Super Institutional Plan	1,001	239,876	240,038	—	—
	Religare Liquid Fund - Super Institutional	1,001	180,414	180,556	—	—
	DSP BlackRock Money Manager Fund - Institutional Plan	1,001	118,770	118,865	—	—
	IDFC-Money Manager Fund - Treasury Plan C	10	1,684,025	16,843	—	—
	IDFC CF-Plan C - LIQUID	10	813,172	813,375	3,512,345	35,132
	TATA Liquid Super High Investment Fund	1,115	722,265	804,979	203,882	227,230
	HDFC Liquid Fund - Premium Plan	12	—	—	40,790,685	500,086
	IDFC Cash Fund - Super Institutional Plan C	10	—	—	38,377,184	383,868
	IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan-C	10	—	—	15,254,123	152,564
	Total			7,207,927		1,298,880
B.	Weekly Dividend
	Tata Floater Fund	10	50,424,340	508,494	—	—
	DWS Ultra Short Term Fund - Inst Plan	10	35,759,163	360,543	—	—
	IDFC-Money Manager Fund - Investment Plan - Inst Plan B	10	24,261,872	244,191	—	—
	HSBC Income Fund - Short Term - Inst. Plus	10	15,341,150	154,260	—	—
	ICICI Prudential Flexible Income Plan Premium	106	1,045,073	110,236	—	—
	Religare Short Term Plan - Regular	10	9,087,890	92,601	—	—
	Tata Floater Fund	10	9,866,746	99,484	15,851,656	159,834
	Reliance Liquid Fund - Cash Plan	11	—	—	36,650,995	400,115
	IDFC-Money Manager Fund - Treasury PlanPlan C	10	—	—	7,588,343	76,264
	ICICI Prudential Flexible Income Plan Premium	105	—	—	62,374	6,577
	Total			1,569,809		642,790
C.	Fortnightly Dividend
	IDFC - SSIF - ST - Plan C	10	25,104,823	253,521	—	—
	IDFC - SSIF - ST - Plan C	10	15,082,539	152,311	—	—
	ICICI Prudential Short Term Plan - Institutional Plan	12	20,847,871	250,643	20,010,930	237,138
	G75 IDFC - SSIF - ST - Plan D	10	—	—	15,348,843	154,482
	Total			656,475		391,620

Notes to the Financial Statements (Contd.)
(Amounts in thousands of Indian Rupees)

11.        The details of investment in mutual funds/ bonds and their movements during the year are provided below: (Contd.)

		Face	31 December 2011		31 December 2010
Particulars		Value	Units	Amount	Units	Amount
D.	Monthly Dividend
	IDFC Ultra Short Term Fund	10	25,602,613	258,739	—	—
	Kotak Bond Short Term Plan	10	10,465,488	105,221	—	—
	HDFC Short Term Plan	10	7,915,672	81,694	7,416,595	76,546
	Reliance Short Term Fund - Retail Plan	11	15,149,458	161,789	14,342,616	152,364
	ICICI Prudential Long Term Floating Rate plan C	10	—	—	20,135,761	201,954
	Total			607,443		430,864
E.	Quarterly Dividend
	ICICI Prudential interval fund II Quarterly Interval Plan D	10	10,000,000	100,000	39,701,839	400,000
	Birla Sun Life Quarterly - Series 4	10	—	—	20,408,431	204,084
	Birla Sunlife Interval Income Fund - Instititutional Quarterly Series 1	10	—	—	20,000,000	200,000
	Kotak Quarterly Interval Plan Series 7	10	—	—	19,997,200	200,000
	ICICI Prudential Interval Fund II Quarterly Interval Plan B	10	—	—	15,328,264	153,283
	Total			100,000		1,157,367
F.	Income Funds
	DSP BlackRock FMP - 12M - Series 12	10	25,000,000	250,000	—	—
	DSP BlackRock FMP - 12M - Series 13	10	25,000,000	250,000	—	—
	ICICI Prudential Fixed Maturity Plan - Series 53 - 1 Year Plan F	10	20,000,000	200,000	—	—
	ICICI Prudential Fixed Maturity Plan - Series 55 - 1 Year Plan A	10	18,700,000	187,000	—	—
	DSP BlackRock - Series 21 - 3M	10	15,000,000	150,000	—	—
	Kotak FMP Series 38 (370 Days)	10	15,000,000	150,000	—	—
	Kotak FMP Series 48 (272 Days)	11	15,000,000	150,000	—	—
	ICICI Prudential Fixed Maturity Plan - Series 55 - 1 Year Plan C	10	15,000,000	150,000	—	—
	Reliance Fixed Horizon Fund - XIX - Series 6	10	15,000,000	150,000	—	—
	Kotak FMP Series 37 (370 Days)	10	14,500,000	145,000	—	—
	Birla Sun Life Fixed Term Plan - Series CO	10	14,000,000	140,000	—	—
	Kotak FMP Series 34 (370 Days)	10	14,000,000	140,000	—	—
	Kotak FMP Series 32 (370 Days)	10	12,000,000	120,000	—	—
	Tata Fixed Maturity Plan Series 30 Scheme A	10	11,781,301	117,813	—	—
	IDFC FMP - QS 67	10	10,350,000	103,500	—	—
	DSP BlackRock FMP - Series 19 - 3M	10	10,106,373	101,064	—	—
	DWS Fixed Term Fund - Series 86 (DFTF - 86)	10	10,000,000	100,000	—	—
	DSP BlackRock FMP - Series 22 - 3M	10	10,000,000	100,000	—	—
	DSP BlackRock FMP - Series 26 - 3M	10	10,000,000	100,000	—	—
	Religare Fixed Maturity Plan - Series IV - Plan F (368 Days)	10	10,000,000	100,000	—	—
	Religare Fixed Maturity Plan - Series IX - Plan C (182 Days)	10	10,000,000	100,000	—	—
	Kotak Quarterly Interval Plan Series 6	10	7,997,761	80,000	—	—
	DWS Fixed Term Fund - Series 82 (DFTF - 82)	11	5,000,000	50,000	—	—
	DSP BlackRock Fixed Maturity Plan 3 month Series 25	10	10,000,000	100,000	15,000,000	150,000
	DSP BlackRock Fixed Maturity Plan - 3 month - Series 23	10	—	—	40,010,400	400,104
	Birla Sun life Short term Fixed Maturity Plan Series 2	10	—	—	35,004,869	350,049
	Kotak Quarterly Interval Plan Series 8	10	—	—	34,958,505	349,586
	DSP BlackRock Fixed Maturity Plan - 3 month - Series 22	10	—	—	32,100,000	321,000
	DSP Blackrock Fixed Maturity Plan - 3 month Series 21	10	—	—	30,000,000	300,000
	ICICI Prudential Blended Plan B - II	10	—	—	28,840,330	300,000

Notes to the Financial Statements (Contd.)
(Amounts in thousands of Indian Rupees)

11.        The details of investment in mutual funds/ bonds and their movements during the year are provided below: (Contd.)

		Face	31 December 2011		31 December 2010
Particulars		Value	Units	Amount	Units	Amount
F.	Income Funds (Contd.)
	ICICI Prudential Fixed Maturity Plan-Series 53 - One Year Plan C - Cumulative	10	—	—	22,000,000	220,000
	Religare Fixed Maturity Plan Sr IV A - 3 month	10	—	—	20,400,000	204,000
	Kotak Quarterly Interval Plan Series 6	10	—	—	20,000,000	200,000
	Religare Fixed Maturity Plan Sr IV Plan C (3 Months)	10	—	—	20,000,000	200,000
	Kotak Quarterly Interval Plan Series 8	10	—	—	16,727,513	167,276
	BNP Paribas Fixed Term Fund Series 17D - Fixed Maturity Plan	10	—	—	15,000,000	150,000
	Reliance Fixed Horizon Fund 16 sr 2	10	—	—	14,015,690	140,157
	Birla Fixed Term Plan Sr.CG investment	10	—	—	10,000,000	100,000
	DSP BlackRock Fixed Maturity Plan - 12 Month - Series 9	10	—	—	10,000,000	100,000
	Kotak Fixed Maturity Plan 6M series 9	10	—	—	10,000,000	100,000
	Total			3,234,377		3,752,172
II.	Growth Fund
	Birla Sun Life Fixed Term Plan-Series CK	11	30,000,000	300,000	—	—
	ICICI Prudential Fixed Maturity Plan - Series 56 - 1 Year Plan B Cumulative	11	25,000,000	250,000	—	—
	ICICI Prudential Fixed Maturity Plan - Series 56 - 1 Year Plan A Cumulative	11	18,000,000	180,000	—	—
	HDFC FMP 375D JULY 2011 (2)	10	15,000,000	150,000	—	—
	Kotak FMP Series 30 (370 Days)	11	15,000,000	150,000	—	—
	Kotak FMP Series 40 (370 Days)	11	15,000,000	150,000	—	—
	Kotak FMP Series 57 (370 Days)	10	12,000,000	120,000	—	—
	IDFC FMP - YS - 43	10	10,000,000	100,000	—	—
	HSBC Fixed Term Series 79	11	10,000,000	100,000	—	—
	Kotak FMP Series 52 (370 Days)	10	10,000,000	100,000	—	—
	Kotak FMP Series 56 (370 Days)	10	10,000,000	100,000	—	—
	Kotak FMP Series 59 (160 Days)	10	10,000,000	100,000	—	—
	TFMP Series 31 Scheme C	11	10,000,000	100,000	—	—
	TFMP 37 Scheme A	10	8,000,000	80,000	—	—
	DSP Blackrock FMP - 3M Series 24	10	7,000,000	70,000	—	—
	Reliance Fixed Horizon Fund - XX - Series 22	10	7,000,000	70,000	—	—
	Kotak Fixed Maturity Plan 370 Days Series 29	10	15,000,000	150,000	15,000,000	150,000
	DSP BlackRock Fixed Maturity Plan 12 Month Series 10	10	—	—	30,000,000	300,000
	Kotak Fixed Maturity Plan Sr 28	10	—	—	25,010,419	250,011
	Religare Fixed Maturity Plan - Series IV - Plan E	10	—	—	25,000,000	250,000
	Reliance Fixed Horizon Fund - XVI - Series 5	10	—	—	20,008,551	200,086
	DWS Fixed Term Fund- Series 77	10	—	—	20,000,000	200,000
	Kotak Fixed Maturity Plan 370 Days Series 10	10	—	—	10,001,418	100,014
	Religare Fixed Maturity Plan - Series - III Plan F (370 Days)	10	—	—	10,000,000	100,000
	Kotak Fixed Maturity Plan 370 Days Series 10	10	—	—	6,090,602	60,906
	ICICI Prudential Interval Fund - Annual Interval Plan IV	12	—	—	4,317,548	50,328
	ICICI Prudential Interval Fund - Annual Interval Plan IV	12	—	—	4,289,379	50,000
	Total			2,270,000		1,711,345
	Grand Total			15,646,031		9,385,038

Notes to the Financial Statements (Contd.)
(Amounts in thousands of Indian Rupees)

11.        The details of investment in mutual funds/ bonds and their movements during the year are provided below: (Contd.)

		Face	31 December 2011		31 December 2010
Particulars		Value	Units	Amount	Units	Amount
III.	Other Investments - Certificate of deposits
	State Bank of Travancore	97,554	5,000	456,942	2,500	243,884
	Corporation Bank	94,721	—	—	5,000	473,606
	United Bank of India	99,387	—	—	2,500	248,468
	Syndicate Bank	97,963	—	—	2,500	244,907
	Punjab National Bank	97,927	—	—	2,500	244,818
	Canara Bank	97,844	—	—	2,500	244,611
	HDFC Bank Limited	97,773	—	—	2,500	244,433
	Andhra Bank	97,701	—	—	2,500	244,252
	State Bank of Bikaner and Jaipur	97,448	—	—	2,500	243,620
	Total			456,942		2,432,599

11.        Details of units of Mutual funds, Bonds and Others purchased and redeemed/ sold during the year 2011

			Purchased		Sale / Redemption
		Face	During the Year		Proceeds During the Year
Name of the Mutual Fund		Value	Units	Amount	Units	Amount
I.	Dividend/Income fund
A.	Daily Dividend
	Birla Sun Life Short Term Fund- Institutional Plan	10	20,117,877	201,289	20,117,877	201,289
	B503DD Birla Sun Life Cash Plus - Institutional Prem	14	82,628,245	1,139,341	82,628,245	1,139,341
	B503DD Birla Sun Life Cash Plus - Institutional Prem	10	67,292,656	674,239	67,292,656	674,239
	B47 Birla Sun Life Cash Manager — IP	10	27,586,698	275,950	27,586,698	275,950
	B513DD Birla Sun Life Floating Rate Fund — STP — IP	13	161,176,438	2,137,264	161,176,438	2,137,264
	B513DD Birla Sun Life Floating Rate Fund — STP — IP	10	26,409,250	264,145	26,409,250	264,145
	DSP BlackRock Money Manager Fund - Institutional Plan	1,001	482,114	482,500	482,114	482,500
	DWS Money Plus Fund	10	39,206,846	395,166	39,206,846	395,166
	DSP BlackRock Liquidity Fund - Institutional Plan	1,000	424,002	424,136	424,002	424,136
	DWS Treasury Fund Investment — Instl. Plan	10	25,496,046	256,024	25,496,046	256,024
	GCCD IDFC Cash Fund - Super IP C 21349 / 70	10	74,233,049	742,516	74,233,049	742,516
	GFCD IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C	10	58,991,151	590,000	58,991,151	590,000
	GFCD IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C	10	384,890	3,849	384,890	3,849
	IDFC Cash Fund - Super Inst. Plan C	12	164,894,038	2,032,483	164,894,038	2,032,483
	3010 HDFC Liquid Fund Premium Plan	12	259,462,466	3,180,958	259,462,466	3,180,958
	Kotak Floater Short Term	10	15,526,782	157,072	15,526,782	157,072
	1564 ICICI Prudential Liquid Super Institutional Plan	100	2,507,325	250,789	2,507,325	250,789
	Reliance Liquid Fund - Cash Plan	11	223,273,877	2,487,606	223,273,877	2,487,606
	Templeton India TMA - Super IP 2099903669658	1,001	1,587,637	1,588,705	1,587,637	1,588,705
	TLSD01 Tata Liquid Super High Investment Plan	1,115	727,630	810,958	727,630	810,958
	TMA Super Inst. Plan 2099902621756	1,001	1,724,818	1,725,979	1,724,818	1,725,979
	Total			19,820,969		19,820,969

Notes to the Financial Statements (Contd.)
(Amounts in thousands of Indian Rupees)

11.        Details of units of Mutual funds, Bonds and Others purchased and redeemed/ sold during the year 2011 (Contd.)

			Purchased		Sale / Redemption
		Face	During the Year		Proceeds During the Year
Name of the Mutual Fund		Value	Units	Amount	Units	Amount
B.	Weekly Dividend
	B341 IW Birla Life Short Term Opportunities Fund - Instl	10	20,139,509	201,507	20,139,509	201,507
	DWS Ultra Short Term Fund	10	9,316,964	93,954	9,316,964	93,954
	IDFC-Money Manager Fund - Treasury Plan C	10	109,515	1,101	109,515	1,101
	Kotak Floater Long Term	10	13,872,192	139,825	13,872,192	139,825
	1526 ICICI Prudential Flexible Income Plan Premium	105	978	103	978	103
	Reliance Medium Term Fund	17	8,857,997	151,435	8,857,997	151,435
	Reliance Liquid Fund - Cash Plan	11	122,244	1,335	122,244	1,335
	Tata Floater Fund	10	20,026,825	201,971	20,026,825	201,971
	Total			791,231		791,231
C.	Monthly Dividend
	LFRCD ICICI Prudential Long Term Floating Rate Plan C	10	380,422	3,817	380,422	3,817
	Tata Fixed Income Portfolio Fund Scheme A3 Institutional 441363/58	10	10,087,800	100,878	10,087,800	100,878
	TFIMB2 Tata Fixed Income Portfolio Fund Scheme B2	10	10,157,621	101,731	10,157,621	101,731
	Total			206,426		206,426
D.	Quarterly Dividend
	B864D Birla Sunlife Interval Income Fund - Institutional Quarterly Series	10	326,680	3,267	326,680	3,267
	B889D Birla Sun Life Quarterly - Series 4	10	5,740,499	57,405	5,740,499	57,405
	1305 ICICI Prudential Interval Fund II Quarterly Interval Plan B Institutional	10	234,068	2,341	234,068	2,341
	Total			63,013		63,013
E.	Income Fund
	B976D Birla Sun Life Short Term FMP Series 14	10	10,000,000	100,000	10,000,000	100,000
	DSP BlackRock FMP 3M Series 28	10	32,100,000	321,000	32,100,000	321,000
	DSP BlackRock FMP 3M Series 29	10	35,000,000	350,000	35,000,000	350,000
	DSP BlackRock FMP - 3M Series 32 Maturity Date 20-06-2011	10	15,000,000	150,000	15,000,000	150,000
	DWS Fixed Term Fund — Series 84	10	10,000,000	100,000	10,000,000	100,000
	IDFC FMP Quarterly Series 62	10	20,000,000	200,000	20,000,000	200,000
	IDFC FMP — 200 Days Series 1	10	35,350,000	353,500	35,350,000	353,500
	Kotak Quarterly Interval Plan Series 8	10	624,576	6,246	624,576	6,246
	Kotak FMP 6M Series 11	10	20,000,000	200,000	20,000,000	200,000
	BPBID ICICI Prudential Blended Plan B	10	512,508	5,315	512,508	5,315
	1301 ICICI Prudential Interval Fund Half Yearly Interval Plan	10	4,998,351	50,000	4,998,351	50,000
	Reliance Fixed Horizon Fund — XVIII — Series 7 - ISIN: INF204K01LX7	10	35,000,000	350,000	35,000,000	350,000
	Reliance Fixed Horizon Fund — XVIII — Series 11	10	15,000,000	150,000	15,000,000	150,000
	Total			2,336,061		2,336,061

Notes to the Financial Statements (Contd.)
(Amounts in thousands of Indian Rupees)

11.        Details of units of Mutual funds, Bonds and Others purchased and redeemed/ sold during the year 2011 (Contd.)

			Purchased		Sale / Redemption
		Face	During the Year		Proceeds During the Year
Name of the Mutual Fund		Value	Units	Amount	Units	Amount
II.	Certificate of deposit
	Axis Bank CD		2,500	237,986	2,500	237,986
	Oriental bank of Commerce		2,500	244,049	2,500	244,049
	State Bank of Bikaner and Jaipur		2,500	237,622	2,500	237,622
	Allahabad Bank CD		2,500	244,262	2,500	244,262
	Allahabad Bank CD		2,500	244,322	2,500	244,322
	Bank of India CD		2,500	238,412	2,500	238,412
	Oriental Bank of Commerce CD		5,000	473,657	5,000	473,657
	Punjab National Bank CD		5,000	487,743	5,000	487,743
	Punjab National Bank CD		2,500	247,374	2,500	247,374
	Central Bank of India CD		2,500	244,977	2,500	244,977
	SBI Bonds 9.95%		14,000	145,759	14,000	145,759
	Total			3,046,163		3,046,163
	Grand Total			26,263,863		26,263,863

11.        Details of units of Mutual funds, Bonds and Others purchased and redeemed/ sold during the year 2010

			Purchased		Sale/Redemption
		Face	During the Year		Proceeds During the Year
Name of the Mutual Fund		Value	Units	Amount	Units	Amount
I.	Dividend/Income fund
A.	Daily Dividend
	M47 Fortis Overnight Fund - Institutional Plus	10	2,619,401	26,202	2,619,401	26,202
	Birla Sun Life Short Term Fund - Institutional Plan	10	1,479,018	14,798	1,479,018	14,798
	B503DD Birla Sun Life Cash Plus - Institutional Prem	10	136,162,827	1,364,283	136,162,827	1,364,283
	B85DD Birla Sun Life Ultra Short Term Fund	10	81,591,061	816,359	81,591,061	816,359
	B503DD Birla Sun Life Cash Plus - Institutional Prem	10	99,156,561	993,499	99,156,561	993,499
	B512ID Birla Sunlife Floating Rate Fund - Long Term - Institutional	10	2,029,762	20,298	2,029,762	20,298
	B512ID Birla Sunlife Floating Rate Fund - Long Term - Institutional	10	6,371,344	63,713	6,371,344	63,713
	DWS Institutional Cash Plus Fund - Institutional Plan	10	31,756,065	318,526	31,756,065	318,526
	GCCD IDFC Cash Fund - Super Institutional Plan C 21349/70	10	281,882,726	2,819,532	281,882,726	2,819,532
	GFCD IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C	10	84,010,393	840,230	84,010,393	840,230
	GFCD IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C	10	9,998,500	100,000	9,998,500	100,000
	IDFC Cash Fund - Super Inst. Plan C	10	190,491,851	1,905,395	190,491,851	1,905,395
	HDFC Liquid Fund - Premium Plan	12	20,394,844	250,037	20,394,844	250,037
	3010 HDFC Liquid Fund Premium Plan	12	405,523,995	4,971,643	405,523,995	4,971,643
	Kotak Liquid (Institutional Premium) Folio No. 281827 / 68	12	124,307,514	1,520,045	124,307,514	1,520,045
	Kotak Liquid (Institutional Premium)	12	8,179,045	100,014	8,179,045	100,014
	Religare Ultra Short Term Fund - Institutional	10	33,468,536	335,257	33,468,536	335,257
	1542 ICICI Prudential Floating Rate Plan D	100	983	98	983	98
	1564 ICICI Prudential Liquid Super Institutional Plan	100	27,821,273	2,782,747	27,821,273	2,782,747
	1484 ICICI Prudential Ultra Short Term Plan Super Premium	10	95,351,374	955,516	95,351,374	955,516

Notes to the Financial Statements (Contd.)
(Amounts in thousands of Indian Rupees)

11.	Details of units of Mutual funds, Bonds and Others purchased and redeemed/ sold during the year 2010 (Contd.)

			Purchased		Sale / Redemption
		Face	During the Year		Proceeds During the Year
Name of the Mutual Fund		Value	Units	Amount	Units	Amount
A.	Daily Dividend (Contd.)
	Reliance Liquidity Fund	10	275,681,886	2,758,103	275,681,886	2,758,103
	TLSD01 Tata Liquid Super High Investment Plan	1,115	4,862,333	5,419,167	4,862,333	5,419,167
	TLSD01 Tata Liquid Super High Investment Plan	1,115	448,686	500,069	448,686	500,069
	Templeton India ultra short bond fund super Institutional plan 3109903669658	10	206,639	2,069	206,639	2,069
	Total			28,877,600		28,877,600
B.	Weekly Dividend
	Fortis Money Plus Fund - Institutional Plan	10	3,665,232	36,656	3,665,232	36,656
	Birla Sun Life Savings Fund - Insititutional Plan	10	51,336,616	513,675	51,336,616	513,675
	Birla Sun Life Savings Fund - Insititutional Plan	10	276,301,404	2,764,349	276,301,404	2,764,349
	B332WD Birla Sun Life Savings Fund - Insititutional Plan	10	10,011,774	100,162	10,011,774	100,162
	B512IW Birla Sunlife Floating Rate Fund - Long Term - Institutional	10	106,657,840	1,067,807	106,657,840	1,067,807
	B512IW Birla Sunlife Floating Rate Fund - Long Term - Institutional	10	14,060,045	140,765	14,060,045	140,765
	B45 Birla Sun Life Cash manager - IP	10	73,636,768	736,907	73,636,768	736,907
	B45 Birla Sun Life Cash manager - IP	10	14,072,959	140,819	14,072,959	140,819
	DWS Ultra Short Term Fund	10	232,579,222	2,344,505	232,579,222	2,344,505
	GFCW IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - 730278 /08	10	42,558,997	425,811	42,558,997	425,811
	GFCW IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C 21349 / 70	10	483,148,050	4,836,983	483,148,050	4,836,983
	IDFC - Money Manager Fund-Treasury PlanPlan C	10	72,177,271	725,808	72,177,271	725,808
	HDFC Cash Management Fund Treasury Advantage - Wholesale Plan	10	39,378,433	394,694	39,378,433	394,694
	HDFC Cash Management Fund Treasury Advantage - Wholesale Plan	10	407,898,741	4,088,612	407,898,741	4,088,612
	HSBC Floating Rate - Long Term Plan - Institutional Option	11	116,733	1,311	116,733	1,311
	JM Money Manager Fund - Super Plus Plan	10	22,626	233	22,626	233
	Kotak Floater Long-Term	10	318,539,876	3,209,995	318,539,876	3,209,995
	Kotak Floater Long-Term	10	237,678	2,395	237,678	2,395
	1526 ICICI Prudential Flexible Income Plan Premium	105	11,168,508	1,177,897	11,168,508	1,177,897
	1526 ICICI Prudential Flexible Income Plan Premium	105	509,232	53,692	509,232	53,692
	1589 ICICI Prudential Banking and PSU Debt Fund	10	111,306,116	1,115,591	111,306,116	1,115,591
	Reliance Medium Term Fund	17	111,144,752	1,900,448	111,144,752	1,900,448
	Tata Floater Fund	10	273,685,479	2,759,366	273,685,479	2,759,366
	Tata Floater Fund - INF277K01485	10	34,627,126	349,142	34,627,126	349,142
	Total			28,887,623		28,887,623
C.	Monthly Dividend
	B321MD Birla Sun Life Dynamic Bond Fund - Retail Plan	10	9,816,362	101,690	9,816,362	101,690
	DWS Ultra Short Term Fund	10	559,365	5,602	559,365	5,602
	Religare Active Income Fund Institutional	10	27,486,290	274,955	27,486,290	274,955
	1463 ICICI Prudential Medium Term Plan Premium Plus	10	35,792,266	358,742	35,792,266	358,742
	1463 ICICI Prudential Medium Term Plan Premium Plus	10	25,565,904	256,244	25,565,904	256,244
	Total			997,233		997,233

Notes to the Financial Statements (Contd.)
(Amounts in thousands of Indian Rupees)

11.	Details of units of Mutual funds, Bonds and Others purchased and redeemed/ sold during the year 2010 (Contd.)

			Purchased		Sale / Redemption
		Face	During the Year		Proceeds During the Year
Name of the Mutual Fund		Value	Units	Amount	Units	Amount
D.	Quarterly Dividend
	B864D Birla Sunlife Interval Income Fund - Institutional Quarterly Series 1	10	80,982,224	809,822	80,982,224	809,822
	Kotak Quarterly Interval Plan Series 3	10	32,974,947	329,751	32,974,947	329,751
	Kotak Quarterly Interval Plan Series 4	10	20,536,349	205,364	20,536,349	205,364
	Kotak Quarterly Interval Plan Series 6	10	101,120,520	1,011,208	101,120,520	1,011,208
	Kotak Quarterly Interval Plan Series 1	10	41,373,893	413,739	41,373,893	413,739
	Kotak Quarterly Interval Plan Series 8	10	24,999,500	250,000	24,999,500	250,000
	1349 ICICI Prudential Interval Fund IV Quarterly Interval Plan B	10	15,155,400	151,554	15,155,400	151,554
	1295 ICICI Prudential Interval Fund II Quarterly Interval Plan	10	20,291,200	202,912	20,291,200	202,912
	Reliance Quarterly Interval Fund - Series III - Institutional	10	51,182,455	512,008	51,182,455	512,008
	Total			3,886,358		3,886,358
E.	Half Yearly Dividend
	TFIHC3 Tata Fixed Income Portfolio Fund Scheme C3Institutional	10	10,118,200	101,182	10,118,200	101,182
	Total			101,182		101,182
F.	Income Fund
	B889D Birla Sun Life Quarterly - Series 4	10	30,408,431	304,084	30,408,431	304,084
	DSP Blackrock FMP - 3M Series 18 - Maturity Date 3-Nov-2010	10	40,000,000	400,000	40,000,000	400,000
	8005 HDFC Short Term Plan	10	5,078,941	52,419	5,078,941	52,419
	HDFC Fixed Maturity Plan 100 D March 2010 (1) - Series XIII Option Payout	10	15,000,000	150,000	15,000,000	150,000
	HDFC FMP 35D September 2010(1) - Series XIV Option	10	10,000,000	100,000	10,000,000	100,000
	Tata Fixed Income Portfolio Fund Scheme A3 Institutional 441363/58	10	25,234,013	252,340	25,234,013	252,340
	Total			1,258,843		1,258,843
II.	Growth Fund
	Religare Fixed Maturity Plan - Series IV - Plan E	11	46,077,655	503,326	46,077,655	503,326
	Total			503,326		503,326
III.	Certificate of deposit
	Allahabad Bank CD		5,000	492,673	5,000	492,673
	Canara Bank CD		10,000	979,183	10,000	979,183
	Canara Bank CD		2,500	245,047	2,500	245,047
	IDBI Bank CD		2,500	244,518	2,500	244,518
	Punjab National Bank CD		5,000	489,528	5,000	489,528
	CBI CD		5,000	495,150	5,000	495,150
	Union Bank of India CD		2,500	246,296	2,500	246,296
	Punjab National Bank CD		2,500	245,097	2,500	245,097
	UCO Bank CD		2,500	242,681	2,500	242,681
	Punjab and Sind Bank CD		2,500	246,309	2,500	246,309
	Allahabad Bank CD		2,500	246,222	2,500	246,222
	Canara Bank CD		2,500	246,083	2,500	246,083
	Allahabad Bank CD		2,500	246,108	2,500	246,108
	Central Bank of India CD		5,000	487,551	5,000	487,551
	UCO Bank CD		2,500	242,119	2,500	242,119
	Union Bank of India CD		7,500	736,908	7,500	736,908
	UCO Bank CD		2,500	245,624	2,500	245,624
	Canara Bank CD		2,500	245,637	2,500	245,637
	Punjab National Bank CD		2,500	247,508	2,500	247,508
	ICICI Bank		4,000	398,930	4,000	398,930
	State Bank of Patiala		5,000	495,711	5,000	495,711
	Central Bank of India		100	99,020	100	99,020
	Central Bank Bonds 80 units		80	79,640	80	79,640
	Total			7,943,543		7,943,543
	Grand Total			72,455,708		72,455,708

Notes to the Financial Statements (Contd.)
(Amounts in thousands of Indian Rupees)

12	Closing balance and maximum balance outstanding non scheduled banks are as follows:

	Maximum Balance
	outstanding during the year		Year ended
	31 December	31 December	31 December	31 December
	2011	2010	2011	2010
Fleet Bank, Boston, USA	657,197	1,053,584	55,667	307,167
Bank of Tokyo Mitsubishi Limited - Japan	68,464	54,299	21,946	20,790
Bank of Tokyo Mitsubishi Limited - Keihiguchi - Japan	18,013	15,363	522	684
Bank of Tokyo Mitsubishi UFJ - Japan	43,324	71,693	36,902	22,697
ANZ Bank Australia - Australia	66,647	154,694	7,354	10,925
ANZ Bank Australia - Australia	213,551	195,667	90,935	56,012
Handels Bank - Kista Sweden	79,298	1,556	65,654	16
Handels Bank - Kista Sweden	17,109	4,740	15,309	1,260
Handels Bank - Kista Sweden	11,442	14,116	4,234	11,442
Handelsbanken - Finland	10,883	73,278	3,234	8,957
Korea Exchange Bank	2,089	1,801	2,089	1,801
ABN AMRO Bank N.V. - Netherlands	32,978	40,356	20,674	22,451
ABN AMRO Bank - Netherlands	25	27	20	25
Türkiye Garanti bankasiUSD - Turkey	17,221	35,301	1,022	17,221
Türkiye Garanti bankasiTL - Turkey	8,202	8,202	957	8,202
AK Bank - USD - Turkey	81,798	198,954	81,798	43,617
AK Bank - Turkey	—	77	—	—
Credit Suisse - Swiss	22,599	46,955	22,449	5,976
			430,766	539,243

13	Statement of Utilisation of ADS Funds

				31 December	31 December
		No of shares	Price	2011	2010
	Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262	5,739,262
	Share issue expenses			369,406	369,406
	Net proceeds			5,369,856	5,369,856
	Deployment:
	1. Held as short-term investments			593,040	883,399
	2. Utilised for capital expenditure for office facilities			4,776,816	4,486,457
	Total			5,369,856	5,369,856

Notes to the Financial Statements (Contd.)
(Amounts in thousands of Indian Rupees)

14.       Employee Benefit Plans

The Company has calculated the various benefits provided to employees as under:

A.            Defined Contribution Plans and State Plans

During the year the Company has recognized the following defined contribution	31 December	31 December
benefits in the Profit and Loss Account:-	2011	2010
Superannuation Fund	22,109	21,899
Employer’s contribution to Employees’ State Insurance	8,255	6,752
Employer’s contribution to Employees’ Pension Scheme	12,143	10,477
Employer’s contribution to Provident Fund	286,631	203,097
Total	329,138	242,225

B.            Defined Benefit Plans

(i)            Gratuity Benefits

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the Trust and comprise of approved debts and other securities and deposits with banks.

	31 December	31 December
Amount recognized in Balance Sheet	2011	2010
Present Value of Obligations	439,885	362,668
Fair Value of Plan Assets	(325,137)	(268,558)
Net Liability	114,748	94,110

	31 December	31 December
Expense recognized in Statement of Profit and Loss Account	2011	2010
Current Service Cost	63,764	51,605
Interest on Defined Benefit Obligations	28,659	20,620
Expected Return on Plan Assets	(19,293)	(19,563)
Net Actuarial Losses recognized in the year	39,740	6,721
Past Service Cost	—	34,023
Total included in “Personnel cost”	112,870	93,406

Changes in present value of Defined Benefit Obligations and Planed Asset	31 December	31 December
are as follows :	2011	2010
Opening Defined Benefit Obligations	362,668	303,970
Current Service Cost	63,764	51,605
Interest Cost	28,659	20,620
Actuarial Losses/(Gain)	49,136	(4,551)
Past Service Cost	—	34,023
Benefits Paid	(64,342)	(42,999)
Closing Defined Benefit Obligations	439,885	362,668
Opening Fair Value of Plan Assets	268,558	273,266
Expected Return on Plan Assets	19,293	19,563
Actuarial Losses / (Gain)	9,395	(11,272)
Contributions by Employer	92,233	30,000
Benefits Paid	(64,342)	(42,999)
Closing Fair Value of Plan Assets	325,137	268,558
Expected Employer’s Contribution Next Year	150,000	65,000
Plan assets have been invested in corporate bonds, mutual funds and Government of India securities

Notes to the Financial Statements (Contd.)
(Amounts in thousands of Indian Rupees)

14          Employee Benefit Plans (Contd.)

Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	8.20%	7.65%
Employee Turnover	—	—
Expected Rate of Return on Assets (p.a.)	7.50%	7.50%
Salary Increase Rate (p.a.)	10% for first two years, 8% for next 3 years and 6% thereafter	10% for first two years, 8% for next 3 years and 6% thereafter

	31 December	31 December	31 December	31 December	31 December
Experience adjustments	2007	2008	2009	2010	2011
Defined Benefit Obligations	255,999	287,516	303,087	362,668	439,885
Plan Assets	228,521	223,136	273,266	268,558	325,137
Deficit	(27,478)	(64,380)	(29,821)	(94,110)	(114,748)
Experience Adjustments on Plan Liabilities	3,655	1,267	(3,519)	(18,535)	50,559
Experience Adjustments on Plan Assets	(4,544)	6,903	(1,543)	(11,273)	9,395

	31 December		31 December
Composition of Plan Assets	2011	%	2010	%
Central/State Government Securities	2,778	1%	2,910	1%
Investment in Government Securities	186,607	57%	91,957	34%
Public Sector/ Financial Institutions/ Bank bonds/ Term deposits and Rupee bonds	135,752	42%	173,691	65%
	325,137	100%	268,558	100%

(ii)  Pension Benefits

Two former founder directors are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible individual reaches the age of 65 years in respect and is payable to the respective individuals or the surviving spouse. In 2011, the Company settled the pension liability for one of the founder directors by purchasing non participating annuity contract. The funding discharges the Company of all future pension obligations to this individual.

For the other founder director, the payment of pension will start when he reaches the age of 65. The Company has invested in a plan with Life Insurance Corporation of India which will mature at the time the founder director will reach the age of 65. Since the Company is obligated to fund the shortfall, if any, between annuity payable and the value of plan asset, the pension liability is actuarially valued at each balance sheet date.

With regard to former founder directors’ pension plans, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet.

	31 December	31 December
Amount to be recognized in Balance Sheet	2011	2010
Present Value of Funded Obligations	53,808	112,747
Fair Value of Plan Assets	(52,328)	—
Net Liability	1,480	112,747

	31 December	31 December
Expense recognized in Statement of Profit and Loss Account	2011	2010
Current Service Cost	—	—
Interest on Defined Benefit Obligations	8,391	7,996
Net Actuarial Gains recognized in the Year	(2,756)	(14,271)
Total included in “Personnel Cost”	5,635	(6,275)

Notes to the Financial Statements (Contd.)
(Amounts in thousands of Indian Rupees)

14.       Employee Benefit Plans (Contd.)

		31 December	31 December
		2011	2010
(ii)	Pension Benefits (Continued)
	Change in Defined Benefit Obligations
	Opening Defined Benefit Obligations	112,747	125,133
	Interest Cost	8,391	7,996
	Actuarial Gain	(2,756)	(14,271)
	Benefits Paid*	(64,574)	(6,111)
	Closing Defined Benefit Obligations	53,808	112,747
	Expected Employer’s Contribution Next Year	—	6,111
	Opening Fair Value of Plan Assets	—	—
	Expected Return on Plan Assets	—	—
	Actuarial Gain/(Losses)	—	—
	Contributions by Employer	52,328	—
	Benefits Paid	—	—
	Closing Fair Value of Plan Assets	52,328	—

*This represents amount paid for purchase of non participating annuity contract for a Founder Director.

Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	7.00%	7.65%
Salary Increase Rate (p.a.)	0.00%	0.00%

	31 December	31 December	31 December	31 December	31 December
EXPERIENCE ADJUSTMENTS	2007	2008	2009	2010	2011
Defined Benefit Obligations	101,831	134,821	125,133	112,747	53,808
Plan Assets	—	—	—	—	(52,328)
Deficit	(101,831)	(134,821)	(125,133)	(112,747)	(1,480)
Experience Adjustments on Plan Liabilities	(2,741)	1,188	—	(1,067)	(7,116)
Experience Adjustments on Plan Assets	—	—	—	—	—

15.       Additional information pursuant to the provision of paragraphs 3, 4, 4A, 4B, and 4D of Part II of Schedule VI to the Companies Act, 1956

	31 December	31 December
(i) Managerial remuneration	2011	2010
Salaries and allowances	158,726	120,730
Contribution to provident fund	1,102	2,527
Perquisites	2,879	5,712
	162,707	128,969

(a)	Managerial remuneration does not include 299,700 (2010: 118,926) paid/accrued to manager by a subsidiary company during the year ended 31 December 2011.
(b)	Sitting fees paid to non executive directors not included above aggregated 1,100 (2010: 1,240) during the year ended 31 December 2011.
(c)	Commission expense in respect of Non-executive Directors not included above aggregated 10,428 (2010: 14,109).
(d)	The above figure do not include gratuity which is actuarially determined on an overall basis for the company as a whole and separate amount for director is not available.

Notes to the Financial Statements (Contd.)

15.       Additional information pursuant to the provision of paragraphs 3, 4, 4A, 4B, and 4D of Part II of Schedule VI to the Companies Act, 1956 (Contd.)

(e)          Computation of Net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole time directors:

	31 December 2011		31 December 2010
Net profit after tax and before prior period items		5,035,924		6,550,465
Add :
1. Depreciation as per books of accounts	1,097,303		918,975
2. Commission to Non-Whole time Directors	10,428		14,109
3. Pension expense *	5,635		(6,275)
4. Directors Sitting Fees	1,100		1,240
5. Provision for Diminution in Investment	5,689		4,110
6. Provision for taxation	903,910		604,894
7. Provision for doubtful debts and advances	38,585	2,062,650	10,697	1,547,750
		7,098,574		8,098,215
Less :
1. Profit on sale of Fixed Assets	268		488
2. Depreciation under Section 350 of the Companies Act	1,097,303		918,975
3. Profit on sale of non-trade investments	345,175	1,442,746	251,872	1,171,335
Net profit as per Section 350 of the Companies Act,1956		5,655,828		6,926,880
Add: Managerial remuneration		162,707		128,879
Profit as per Section 198		5,818,535		7,055,759
Commission payable to Non-Whole time Directors
Maximum remuneration allowed as per the Companies Act, 1956 at 1%		58,185		70,558
Commission expense in Profit & Loss Account in respect of Non-Whole time Directors		10,428		14,109

*                 Pension expense to ex-founder directors Mr. Ashok K Patni and Mr. Gajendra K Patni.

		31 December	31 December
		2011	2010
(ii)	Value of imports calculated on C.I.F basis:

	Capital goods	247,878	220,955
	Software consumables	3,791	2,470
		251,669	223,425

		31 December	31 December
		2011	2010
(iii)	Expenditure in foreign currency (on accrual basis unless otherwise stated)

	Overseas employee expenses	4,381,193	2,585,885
	Travelling	263,837	132,680
	Professional fees and consultancy charges	286,086	427,807
	Subscription and registration fees	4,708	1,867
	Others	156,572	171,004
		5,092,396	3,319,243

		31 December	31 December
		2011	2010
(iv)	Earnings in foreign currency (on accrual basis)

	Sales and services income (on FOB basis)	21,133,391	18,538,662
	Interest received	43,728	47,592
	Other Income	2,295	3,419
		21,179,414	18,589,673

Notes to the Financial Statements (Contd.)

15.       Additional information pursuant to the provision of paragraphs 3, 4, 4A, 4B, and 4D of Part II of Schedule VI to the Companies Act, 1956 (Contd.)

		31 December		31 December
		2011		2010
(v)	Dividend remitted in foreign currency
	Final Dividend
	Number of non-resident shareholders	—		1
	Number of shares held	—		18,255,396
	Amount remitted in INR (net of Tax)	—		54,766
	Amount remitted in FCY	—
	Year to which it relates	—		2009
	Special Interim Dividend
	Number of non-resident shareholders	—		1
	Number of shares held	—		18,255,396
	Amount remitted in INR (net of Tax)	—		1,150,090
	Amount remitted in FCY	—
	Year to which it relates	—		2010
		—		1,204,856

		31 December		31 December
		2011		2010
(vi)	Auditor’s remuneration
	Remuneration to auditors consists of the following:
(a)	as auditor;	9,687		9,500
(b)	as advisor, or in any other capacity, in respect of -
	(i) taxation matter;	—		600
	(ii) company law matter;	150		95
	(iii) management services; and	—		—
(c)	in any other manner	651		222
		10,488	*	10,417

(* Includes  2,706 paid to previous auditor)

16.       Delisting process

On 16 November 2011, Pan Asia and iGATE Global, subsidiaries of the Company, announced that they were initiating the process of voluntarily delisting the equity shares of Patni from the Indian Stock Exchanges namely, the National Stock Exchange of India Limited (“NSE”) and the Bombay Stock Exchange Limited (“BSE”), and the American Depository Shares (“ADSs”) from the New York Stock Exchange (“NYSE”), by way of postal ballot pursuant to the provisions of Section 192A (2) of the Companies Act, 1956 read with the Companies (Passing of the Resolutions by Postal Ballot) Rules, 2011.

The Postal Ballot closed at 5:00 p.m IST on 6 January 2012 and the Special Resolution contained in the Postal Ballot Notice dated 5 December 2011 was duly passed by the requisite majority as required under Section 189(2) of the Companies Act, 1956, Regulation 8(1) (b) of the Securities and Exchange Board of India (“SEBI”) (Delisting of Equity Shares) Regulations, 2009 (“Delisting Regulations”) as well as the applicable rules of the NYSE and the U.S. Securities and Exchange Commission (“SEC”) and the U. S. Securities Exchange Act of 1934, all as amended from time to time.

The delisting offer (the “Delisting Offer”) involves a price discovery mechanism, which is known in India as a “Reverse Book Building Process.” The offer price (the “Offer Price”) (i.e., the price at which the Shares of the Public Shareholders are to be purchased pursuant to the Delisting Offer) is determined after establishment of a statutorily prescribed “floor price,” which is determined in accordance with Delisting Regulations. Accordingly, the floor price for the Delisting Offer of  356.74 per share was determined.

Pan Asia and iGATE Global may make a public announcement of a delisting offer in accordance with the Indian delisting regulations within a period of one year from the date of the above-mentioned shareholder approval.

If the delisting is successful and all the shares of Common Stock are tendered, iGATE’s beneficial ownership in patni is expected to increase from approximately 80.38% to 100%. Upon delisting being successful, public trading of the Patni shares of Common Stock on the BSE and the NSE and ADSs on the NYSE will cease. The promoters also will seek to cause the Common Stock of Patni to be deregistered under the Exchange Act.

Notes to the Financial Statements (Contd.)

16.       Delisting process (Contd.)

As the sole shareholder of Patni, iGATE will receive the benefit of the right to participate in any and all future increases in Patni’s value and will bear the complete risk of any and all losses incurred in the operation of patni and any decreases in patni’s value.

Upon completion of the delisting, Patni’s public shareholders who tender their shares of Common Stock will not bear the risks of potential decreases in the value of their holdings in Patni based on any downturns in Patni’s future performance. Under the delisting, Patni’s public shareholders will receive a single cash price for their shares of Common Stock (including those represented by ADSs which are converted into Common Stock).

17.       Prior year comparatives

Previous years figures have been appropriately reclassified/regrouped to conform to the current year’s presentation. The figures of previous year were audited by a firm of Chartered Accountants other than S.R. Batliboi & Associates.

As per our report of even date

For S.R. Batliboi & Associates		For and on behalf of the Board of Directors of
Firm registration number: 101049W		Patni Computer Systems Limited
Chartered Accountants

per Kalpesh Jain	Phaneesh Murthy	Arun Duggal
Partner	CEO & Managing Director	Director
Membership No.: 106406
	Ananth Nayak	Arun Kanakal
	Principal Finance Officer	Company Secretary

Mumbai, India	Bangalore, India
25 January 2012	25 January 2012

Balance Sheet Abstract and Company’s General Business Profile

I.	Registration Details

Registration No.	20127	State Code	11

Balance Sheet Date	31	12	2011
Date	Month	Year

II.	Capital raised during the year

Public Issue	Right Issue
NIL	NIL

Bonus Issue	Private Placement
NIL	NIL

III.	Position of Mobilization and Deployment of Funds

Total Liabilities	Total Assets
38859020	38859020

Sources of Fund

Paid-Up Capital including Share Application Money	Reserves and Surplus
268988	33389486

Secured Loans	Unsecured Loans
12011	NIL

Deferred Tax Liability
121940

Application of Funds

Net Fixed Assets	Investments
6350022	22564329

Net Current Assets	Deferred Tax Asset
4732011	295973

Accumulated Losses	Miscellaneous Expenditure
NIL	NIL

IV.	Performance of the Company

Turnover	Total expenditure
22976235	17036401

+ / –	Profit before tax	+ / –	Profit after tax
+	5939834	+	4997841

Earning per share in	Annual Dividend @ %
37.43	NIL

Special interim Dividend @ %
NIL

V.	Generic names of three principal products of the company (As per monetary terms)

Turnover	NIL	Total expenditure	Computer Software and Services

For and on behalf of the Board of Directors of
Patni Computer Systems Limited

	Phaneesh Murthy	Arun Duggal
	CEO & Managing Director	Director

	Ananth Nayak	Arun Kanakal
	Principal Finance Officer	Company Secretary

Mumbai, India	Bangalore, India
25 January 2012	25 January 2012

Statement Pursuant to Section 212 of the Companies Act, 1956 relating to subsidiary companies in Thousand

								Investment		Profit /(loss)
								Other than		before tax
								Investment		and before		Prior
Sr.		Reporting	Exchange	Share		Total	Total	in		prior period	Provision	period	Profit for	Proposed
No.	Name of Subsidairy	Currency	Rate	capital	Reserves	Assets	Liabilities	Subsidairy	Turnover	items	for tax	items	the year	Dividend	Country

1	Patni Americas, Inc.	1USD =	53.06	2,638,934	3,632,501	9,344,835	3,073,400	—	16,633,900	(244,642)	(190,086)	91,216	(145,772)	—	USA

2	Patni Computer Systems (UK) Limited	1GBP =	81.98	1,044,643	(1,192,128)	1,894,185	2,041,670	—	2,729,164	(688,213)	284	11,367	(699,864)	—	UK

3	Patni Computer Systems GmbH	1EUR =	68.66	376,009	(174,890)	242,118	40,999	—	102,478	(1,075)	867		(1,942)	—	Germany

4	Patni Telecom Solutions Private Limited	INR=	1.00	4,198	1,068,843	1,204,438	131,397	777,464	336,174	59,264	8,359	6,115	44,790	—	India

5	Patni Telecom Solutions Inc.	1USD =	53.06	17,312	842,004	893,498	34,182	—	68,217	(28,567)	(11,617)		(16,950)	—	USA

6	Patni Telecom Solutions (UK) Limited	1GBP =	81.98	5,821	200,448	301,166	94,897	—	182,849	(21,268)	—		(21,268)	—	UK

7	Patni Computer Systems (Czech) s.r.o.	1CZK =	2.82	1,871	(3,295)	8,879	10,303	—	—	(643)	—		(643)		Czech

8	PCS Computer Systems Mexico SA de CV	1MXN =	3.89	94,652	(144,090)	84,089	133,527	—	48,871	(46,882)	(722)		(46,160)	—	Mexico

9	Patni (Singapore) Pte Ltd	1SGD =	40.85	342,165	(274,518)	243,485	175,838	—	219,809	(86,938)	—	5,057	(91,995)	—	Singapore

10	CHCS Services Inc.	1USD =	53.06	23	140,305	405,834	265,506	—	1,214,068	23,688	4,375	8,243	11,070	—	USA

11	Patni Computer Systems Japan Inc.	1JPY =	0.69	32,302	(28,733)	60,854	57,285	—	22,750	(7,413)	46		(7,459)	—	Japan

12	Patni Computer Systems (Suzhou) Co., Ltd	1CNY =	8.43	28,016	(15,452)	69,552	56,988	—	62,164	(8,902)	—	5,877	(14,779)	—	China

13	Patni Computer Systems Software (Dalian) Limited	1CNY =	8.43	3,040	(1,089)	1,951	—	—	—	(1,366)	—		(1,366)	—	China

For and on behalf of Board of Directors

Phaneesh Murthy	Arun Duggal	Ananth Nayak	Arun Kanakal
CEO & Managing Director	Director	Principal Finance Officer	Company Secretary

Place : Bangalore
Date : 25 January 2012

Management’s Discussion and Analysis of the

Consolidated Financials under Indian GAAP

Industry Structure and Developments

Global Markets Overview

According to the Forecast Alert: IT Spending, Worldwide, 2008-2015, 4Q11 Update report by Gartner Inc., an IT research and advisory company, the headline is that the global IT spending growth forecast has been revised downward, from 4.6% to 3.7% in 2012. Global economic slowdown and the impact of Eurozone crisis have combined to lower the outlook for the U.S. dollar-denominated growth.

The main reasons for the downward revision are as follows:

•                  The Eurozone crisis has caused market volatility and personal and corporate uncertainty. The short-term outlook for spending on IT products and services by enterprises and consumers has reduced due to the crisis in the Eurozone, affecting major technology sectors such as enterprise software services, IT services and telecommunications services, all of which are expected to see lower growth rates.

•                  Global economic growth will slow down in 2012 to a real GDP growth rate of less than 2% in the U.S. and a mild recession in Europe. U.S. dollar based IT spending in Western Europe has been forecasted to contract in 2012 due to political uncertainty which will lead to more cautious spending on IT products and services.

•                  The 2012 growth outlook across all techonology sectors have been revised downwards. There has been significant revision in the growth outlook for computing hardware, IT services and telecommunication equipment and services sectors with a decrease of 3.4%, 1.3% and 1.3% in spending in those sectors, respectively, compared to the previous quarter’s update.

•                  The reductions in the computing hardware forecast for 2012 reflect concerns for U.S. and Western European market growth, due to weak 4Q11 results, and a highly uncertain economic outlook for both markets. The reductions also reflect the impact of HDD (“Hard Disk Drive”), supply constraints on HDD and PC shipments in the first half of the year. The reduction in the Western European forecast also reflects more aggressive assumptions about the ability of political leadership to adopt effective short term measures to support debt laden countries and reformation of long term structural loans. The supply of hard drives is expected to be reduced by as much as 25% during 2012 due to the impact of floods in Thailand, which is a major hub for hard-drive manufacturing, both for finished goods and components.

•                  Through 2015, the forecast for long term annual average growth in global IT spending has been reduced to 5.0% compared with a 5.4% growth level estimated in the previous quarter.

(Disclaimer: The Gartner Report described herein, Forecast Alert: IT Spending, Worldwide, 2008-2015, 4Q11 Update (ID Number: G00226278 represent) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Report(s) are subject to change without notice.)

Indian IT Industry Outlook

According to Gartner Inc. (Source: Gartner’s Press Release dated 24th Jan, 2012), an IT research and advisory company, Indian Industry IT spending is forecasted to exceed $39 billion in 2012, an increase of 10.3% from 2011 spending of $36 billion. The growth of IT in India is expected to increase, with an annual increase to exceed this level through 2015.

The increase in demand for IT products and services to support the rapid growth of industries has led to the emergence of IT as an enabler in industries beyond manufacturing, government and financial services. The retail industry is expected to achieve the strongest growth in 2012 where IT spending is forecast to grow 11.8%. Recent decisions to allow 100% foreign direct investment (FDI) in single brand retail, and up to 51% in multi brand retail, are expected to provide the sector with significant boost in terms of IT usage and adoption.

The banking and securities sector is expected to reach $11.6 billion in 2015 from $5.2 billion in 2011, a CAGR of 11.6% . Retail is expected to see a growth from $1.7 billion in 2011 to $2.7 billion in 2015, a CAGR of 12.8%.

NASSCOM Strategic Review 2011 states that Information Technology’s evolution, advancements and results have continued to spread at a rapid pace. Despite global uncertainties, natural disasters and low consumer confidence in 2011, global spending on technology and demand for global sourcing for IT-BPO services remained significant. Indian IT-BPO sector has retained its position as the world’s leading global sourcing destination for IT-BPO services with a share of 58% in 2011. India is one of the most cost–competitive providers of IT-BPO services. Service providers are effectively utilizing India’s talent pool by designing large scale talent re-engineering initiatives and employee engagement activities. This is enabling the industry to provide both end-to-end and high-end value-added services across various sectors. IT-BPO services will be instrumental in the economic and social rise of India in the future. As a result, the domestic IT-BPO market is expected to grow in parallel with the growth of the Indian economy. The domestic IT-BPO (excluding hardware) spending trend will continue in 2013 as the industry is expected to grow at 13-16%. IT-BPO exports is expected to grow 11-14% in 2013, driven by proliferation of as-a-service model around enterprise mobility, cloud and platform solutions, analytics offerings and social media.

Software products, IT & BPO sector has approximately spent $1.3 trillion or 63% of the total spending in 2011, with IT hardware accounting for approximately $645 billion or 37% of the total spending in 2011. There was a renewed demand for overall global sourcing, which grew by 12% as compared to 2010 representing twice the global technology growth.

IT software and services sector’s revenue (excluding hardware) is estimated at $88 billion for the year 2012. During this period, direct employment is expected to reach nearly 2.8 million, an addition of 230,000 employees, while indirect job creation is estimated at 8.9 million. As a proportion of national GDP, the sector revenues have grown from 1.2% in 1998 to an estimated 7.5% in 2012. The total share of total Indian exports (merchandise plus services) increased from less than 4.0% in FY1998 to 25.0% in 2012.

Export revenues (excluding hardware) are estimated to reach $69 billion in 2012 accounting for a 2.2 million workforce. This represents a growth of 16.3%; these exports also account for over 68.5% share in aggregate IT-BPO revenue. Within exports, IT services segment is the fastest growing at 19% over 2011 with export revenue of $40 billion, accounting for 58% of total exports. The BPO segment is expected to grow by 12% cent to reach $16 billion in 2012. The software products segments are expected to generate exports of $13 billion, a growth of nearly 14% over 2011.

Domestic IT-BPO revenue (excluding hardware) is expected to grow at almost 17% to reach $918 billion in 2012. Strong economic growth, rapid advancement in technology, infrastructure, increasingly competitive Indian organizations, enhanced focus by the government and emergence of business models that help provide IT to new customer segments are key drivers for increased technology adoption in India. IT services is the fastest growing segment in the Indian domestic market, growing by 18% to reach $589 billion, driven by increasing adoption from all customer segments — government, enterprise, and consumers. Domestic BPO segment is expected to grow by 17% in 2012, to reach $149 billion, driven by demand from voice-based (local language) services and increasing adoption by both traditional and emerging verticals, including the government. The domestic software products segment is set to grow to $180 billion in 2012, a growth of 13% over 2011.

Opportunities and Threats

Global Delivery Model

Global demand for high quality, lower cost IT and IT-enabled services has created a significant opportunity for us, which we use to successfully leverage the benefits of, and address the challenges in using, an offshore talent pool. Our effective use of offshore personnel offers a variety of benefits, including lower costs, faster delivery of new IT solutions and innovations in vertical solutions, processes and technologies.

We have adopted a global delivery model for providing services to our clients. Our global delivery model includes on-site and offshore teams. We have offshore development centers located in Bangalore, Hyderabad, Chennai, Noida, Mumbai, Pune and Gandhinagar in India and have global development centers located in Australia, Mexico, Canada, the United States, China, Singapore and India. The centers can deliver both onsite and offshore services, depending on client location and preferences.

IT services that we deliver using our offshore centers include software application development and maintenance, implementation and support of enterprise applications, package evaluation and implementation, re-engineering, data warehousing, business intelligence, analytics, data management and integration, software testing and IT infrastructure management services. We believe that we deliver high quality solutions to our clients at substantial savings by using our global pool of highly talented people.

IT-enabled operations offshore outsourcing solutions and services that we offer include BPO, transaction processing services and call center services. BPO services are offered to clients that are looking to achieve converged IT and BPO solutions. The transaction processing services offered are focused on the mortgage banking, financial services, insurance and capital market industries, except for the delivery of finance and accounting functions such as accounts payable which can be performed for clients across all industries. Our call center services are offered to clients in several industries and are not industry specific.

Our Competitive Strengths

We believe our competitive strengths enable us to deliver high-quality, efficient and scalable services. These strengths include:

Focused Industry Expertise

We concentrate on industries where we believe we can generate sustained revenue growth, such as insurance, manufacturing, retail and distribution, financial services and communications, media and utilities. Through our extensive experience in these industries, we provide solutions that respond to technological challenges faced by our clients. We also focus on technology practices, specifically in product engineering services.

Successful Client Relationships

We have demonstrated the ability to build and manage our client relationships. Our long-term relationships typically develop from performing discrete projects to providing multiple service offerings spread across a client’s businesses. Through our flexible approach, we believe we offer services that respond to our clients’ needs regardless of their size. By leveraging our industry experience with our project management capabilities and breadth of technical expertise, we solidify and expand our client relationships.

Extensive Suite of IT Services

We provide a comprehensive range of IT services, including application development, application maintenance and support,

packaged software implementation, infrastructure management services, product engineering, business process outsourcing and quality assurance services. Our knowledge and experience span multiple computing platforms and technologies, which enable us to address a range of business needs and to function as a virtual extension of our clients’ IT departments. We offer a broad spectrum of services in select industry sectors, which we leverage to capitalize on opportunities throughout our clients’ organizations.

Delivery and Operational Excellence

Through our mature global delivery model, we deliver high quality and cost-effective IT services from multiple locations in a reduced timeframe. We vary the composition of our employee resource pool, in terms of seniority and location, to maximize our productivity and efficiency. Our processes and methodologies have achieved Capability Maturity Model Integrated (CMMi) Level 5, the highest attainable certification. We use project management tools to deliver services to client specifications in a timely and reliable manner while maintaining a high level of client satisfaction.

Highly-skilled Professionals

We have a highly qualified management team with a broad range of experience in the global IT industry. Our managers and senior technical personnel provide in-depth project management expertise to customers. To maintain this level of expertise, we have placed significant emphasis on recruiting and training our workforce of highly skilled professionals.

Our Strategy

Our Vision: Our vision is “Changing the rules to deliver high-impact outcomes for a new technology-enabled world”. The combination of iGATE and Patni is a fully integrated technology and operations (“iTOPS”) enterprise with a global services model. We enable clients to optimize their business through a combination of process investment strategies, technology leverage and business process outsourcing and provisioning. We have leveraged our deep understanding of diverse business challenges faced by global enterprises, coupled with our thought leadership in IT, and process/operations excellence in building the iTOPS model. We characterize a clear value proposition around our Global Delivery Model (GDM) offering to deliver varied and complex IT-enabled services for client’s global customers across multiple locations. The goal is to bring about business transformation for customers on a pioneering ‘pay for outcomes, not effort’ premise. With a global presence and world-class delivery centers spanning the Americas, Europe- Middle East-Africa (EMEA) and Asia-Pacific, the iGATE Patni GDM meshes a well-defined, single business management system with industry best practices, models and standards such as ISO, CMMI, ITIL and Six Sigma. Robust knowledge and responsibility transition across employees is seamless ensuring clockwork-like efficiency and effectiveness of provided services.

Penetrate and Grow Strategic Client Accounts

We have achieved strong revenue growth by focusing on select, long-term customer relationships which we call strategic accounts. We aim to expand the scope of our client relationships by leveraging our focused industry sector expertise with delivery excellence, responsive engagement models and breadth of services. We intend to focus on adding new strategic clients and further penetrate our existing customer relationships. We address the needs of our larger strategic relationships through dedicated account managers who have responsibility for increasing the size and scope of our service offerings to such clients. We aim to strengthen our sales and marketing teams, a majority of which are aligned to focus on specific industries.

Strengthen and Broaden our Industry Expertise with Micro Vertical Focus

We intend to strengthen our understanding of key industries by investing in building or acquiring intellectual property like platforms, tools, etc in chosen micro verticals within each industry segment that we operate. We shall also continue to invest in a strong base of industry experts, business analysts and solutions architects as well as considering select from targeted acquisitions. We believe we can create competitive differentiation and add more value than a general service provider through such investments by enhancing our understanding in specific industry and domain requirements of our clients.

Strengthen and Broaden our Service Lines

We aim to deepen our existing client relationships through new and more comprehensive service lines. In recent years we have added new capabilities in line with our growth and customer needs. We continually explore new initiatives through our internal centers of excellence, which focus on innovation in specific technology platforms or services. For example, we added quality assurance services as a new service line, and developed increased capabilities such as business intelligence, database administration and legacy system modernization in other service lines.

Optimize and Expand Delivery Capability

Our process and methodologies such as PatniPLUS® consolidate decades of software development and maintenance experience in delivering and supporting enterprise applications and products for our clients. We believe that our mature process frameworks effectively reduce risk and unpredictability across the software development life cycle and flexibly integrate with our clients’ processes. We further believe that our quality systems create strong predictive and diagnostic focus, delivering measurable performance to clients’ “critical to quality” parameters resulting in a faster turnaround, higher productivity, and on-time to first-time-right deliveries. We provide full visibility on our projects for our clients through integrated web-based project management and monitoring tools.

We are committed to enhancing the processes and methodologies that improve our efficiency. We aim to develop new productivity tools, refine our software engineering techniques and maximize reuse of our processes. To maximize improvements in our processes and methodologies we have expanded our infrastructure and we have constructed new knowledge park campuses in India to provide world-class infrastructure, high standards of quality and secure delivery.

Competition

The IT and IT-enabled operations offshore outsourcing services industries are highly competitive, and are served by numerous global, national, regional and local firms. Our primary competitors in the IT and IT-enabled outsourcing industry include IT outsourcing firms, consulting firms, systems integration-firms and general management consulting firms such as Tata Consultancy Services Limited, Infosys Technologies Limited, Cognizant Technology Solutions Corporation, Wipro Limited, Genpact Limited, WNS (Holdings) Limited, EXL Service Holdings Inc., Syntel Inc., Mindtree Limited, and Hexaware Technologies Limited.

We believe that the principal competitive factors in the IT and IT-enabled operations offshore outsourcing markets include the range of services offered, size and scale of service provider, global reach, technical expertise, responsiveness to client needs, speed in delivery of IT solutions, quality of service and perceived value. Many companies also choose to perform some or all of their back office IT and IT-enabled operations internally.

Segment-wise Performance

Patni’s geographic segmentation is based on location of customers and comprises United States of America (“USA”), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorised based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. We expect that a substantial majority of our revenues will continue to be derived from clients located in the United States.

Geographic Segments

	Year ended 31 December
Country	2009	2010	2011
USA	79.0%	79.9%	77.6%
Europe	12.7%	11.4%	13.7%
Japan	3.5%	3.1%	3.3%
India	1.0%	2.2%	2.2%
Others	3.8%	3.4%	3.2%
Total	100.0%	100.0%	100.0%

Outlook, Risks and Concerns

These have been discussed in detail in the Risk management section in this Annual Report.

Internal Control Systems

We maintain internal control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management’s authorization and properly recorded, and accounting records are adequate for preparation of financial statements and other financial information. The internal audit function performs internal audit periodically to ascertain their adequacy and effectiveness.

The Audit Committee which is a sub-committee to Board of Directors consists solely of independent directors. The Audit Committee monitors and provides effective supervision of our financial reporting process with a view towards ensuring accurate, timely and proper disclosures coupled with transparency, integrity and quality of financial reporting. Our Audit Committee oversees the work carried out in the financial reporting process by our management, including the internal auditors and reviews the processes and safeguards employed by each. In addition our Audit Committee has the responsibility of oversight and supervision over our system of internal controls over financial reporting, audit process, and process for monitoring the compliance with related laws and regulations. The committee also holds discussions with Statutory Auditors, Internal Auditors and the Management on matters pertaining to internal controls, auditing and financial reporting. The Committee reviews with the statutory auditors the scope and results of the audit.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment requires the commitment of significant financial and managerial resources. We consistently assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented.

Financial Condition

( in thousands except share data)

	31 December	31 December
	2011	2010
Share capital
Balance at the beginning of the year	262,838	258,252
Shares issued during the year:
- ESOP plan	6,150	4,586
Balance at the close of the year	268,988	262,838

The Company has established the ‘Patni ESOP 2003 — Revised 2009’ Plan, under which it issued 3,075,053 shares to 1,411employees and 13 directors during the year. The Company is authorized to issue up to 19,142,085 equity shares to eligible employees under the said ESOP plan. In June 2009, at the Annual General Meeting the shareholders had authorized the Company to issue additional 8,000,000 equity shares to eligible employees under the “Patni ESOP 2003 - Revised 2009”plan.

Following these issuances of the Company’s equity shares during the year, the issued, subscribed and paid-up share capital increased by 3,075,053 shares.

Reserves and surplus

The Company transferred an amount of  Nil million from its profit for the year to the general reserve, while  4,014.6 million was retained in the profit and loss account.

Secured loans

The Company acquires vehicles under finance lease for a non-cancellable period of four years. The lease rental obligation in relation to such vehicles is recorded under secured loans. As per the lease agreement, the ownership of these vehicles would not transfer to the Company.

Net deferred tax liability

The Company recorded cumulative net deferred tax liability of  118.1 million as of 31 December 2011. The deferred tax liability represents U.S. branch profit taxes for  147.1 million & others  (29) million.

Goodwill

The excess of cost to the parent company of its investment in subsidiaries over the parent company’s portion of equity in the subsidiaries, at the respective dates on which investments in subsidiaries were made, is recognized in the consolidated financial statements as goodwill. Goodwill recorded in the consolidated financial statements has not been amortized, but evaluated for impairment.

The aggregate goodwill recorded in the financial statements comprises the following:

( in thousands)

	31 December 2011	31 December 2010
Balance at the beginning of the year	4,838,060	4,765,305
Acquisition during the year	—	229,237
Effect of foreign currency translation	667,368	(156,482)
Balance at the end of the year	5,505,428	4,838,060

Fixed assets (Tangible)	( in thousands)

	Year ended 31 December 2011	Year ended 31 December 2010	Increase / (Decrease) %
Gross block
Land - freehold	171	171	0.0%
- leasehold	942,940	844,528	11.7%
Buildings	3,775,092	3,657,678	3.2%
Leasehold improvements	470,003	412,990	13.8%
Computers and other service equipment	2,761,759	2,439,744	13.2%
Electrical installations	901,387	888,856	1.4%
Office equipments	1,063,415	1,019,185	4.3%
Furniture and fixtures	1,198,709	1,134,489	5.7%
Vehicles	26,825	53,876	-50.2%
Total	11,140,301	10,451,517	6.6%
Less: Accumulated depreciation	5,836,369	4,811,185	21.3%
Add: Capital work-in-progress	789,319	921,512	-14.3%
Net fixed assets	6,093,251	6,561,844	-7.1%

Fixed assets (Intangible)	( in thousands)

	Year ended 31 December 2011	Year ended 31 December 2010	Increase / (Decrease) %
Goodwill	5,505,428	4,838,060	13.8%
Computer software	2,463,520	2,268,874	8.6%
Intellectual property rights	1,787,690	1,508,468	18.5%
Customer contracts and non contractual customer relationships	82,778	69,935	18.4%
Less: Accumulated depreciation	3,718,501	2,191,715	69.7%
Net fixed assets	6,120,915	6,493,622	-5.7%

During 2011, the net increase in the gross block of fixed assets amounts to  688.78 million. This is mainly represented by  81.8 million on capitalization of land & additional charges paid to SIPCOT authorities towards leasehold land,  17.1 million paid to additional premium on Hinjewadi land for extension of time limit,  117.4 million on capitalization of flats at Glenridge, Powai,  229.3 million due to purchase of computer and equipments,  15.3 million due to capitalization of Pune SEZ  20.6 million capitalization of office equipments of Pune SEZ and  197.5 million due to revaluation of fixed assets of subsidiaries.

The net decrease of  132.2 million under CWIP and capital due to capitalization of flats at Glenridge, Powai.

During 2011, the Company added  1,154.1 million to its Intangible assets. This is represented by  136.9 million due to purchase/capitalization of software’s,  1,001.1 million due to revaluation of goodwill, Intellectual property rights and Customer contracts and non contractual customer relationships of USA and UK.

Investments

Surplus cash generated from operations are invested in long-term and current money market instruments. Investments increased to  16,880.4 million as of 31 December 2011 compared to  12,614.9 million as of 31 December 2010. Increase is due to purchase of various mutual funds.

Deferred tax asset (net)

The Company recorded cumulative deferred tax asset (net) of  1,135.4 million as of 31 December 2011. This relates to the subsidiary companies, Patni Americas Inc. USA, Patni Computer Systems (GmbH), Patni Telecom Solutions Private Limited (India), Patni Telecom Solutions Inc (USA) and Patni Life Sciences Inc. The deferred tax asset represents timing differences arising out of provisions for retirement benefits, provision for bad and doubtful debts, deferred revenues , unbilled revenue, accrued expenses and carry forward losses, unrealized loss on derivatives, employee stock compensation costs, depreciations, amortization of intangible assets.

Sundry debtors

Sundry debtors of  7,314.1 million (net of provision for doubtful debts amounting to  177.9 million) represents 20.5 per cent of revenues for the year ended 31 December 2011. During the year, the debts outstanding for a period exceeding six months increased to 4.6 per cent of gross debtors as compared to 3.9 per cent in the previous year. Provision for doubtful debts as a percentage of sundry debtors decreased to 2.4 per cent from 2.9 per cent in the previous year.

The age profile of debtors is given below:

Period in days	Year ended 31 December 2011	Year ended 31 December 2010
0-180	95.4%	96.1%
More than 180	4.6%	3.9%
Total	100.0%	100.0%

Cash and bank balances

The Company has cash and bank balances of  2,259.8 million and  3,533.7 million as at 31 December 2011 and 2010, respectively. Bank balances include balances maintained both in India and overseas. Bank balances in India include both rupee accounts and foreign currency accounts.

As at 31 December 2011 and 2010, the Company had cash and cash equivalents (cash and bank balances including short term investments) of  19,140.2 million and  16,010.6 million, respectively. Cash and cash equivalents represent 41.9 per cent and 39.6 per cent of total assets as at 31 December 2011 and 2010, respectively.

Unbilled revenue

Unbilled  revenue represent revenues recognized by the Company in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and once customer acceptance is received. Unbilled revenue increased to  1,735.5 million during the year ended 31 December 2011 compared to  1,388.9 million in the year ended 31 December 2010.

Loans and advances

During the year ended 31 December 2011 advances recoverable in cash or kind increased to  373.7 million from  317.1 million as at 31 December 2010.

During the year ended 31 December 2011 Security deposits decreased to  297.2 million from  308.6 million as at 31 December 2010.

The loan to the Company’s employees which were outstanding as at 31 December 2011 was  44.8 million from  62.9 million as at 31 December 2010.

Provision for Income Tax has been computed on the basis of Minimum Alternate Tax (MAT) in accordance with Sec 115JB of the Income Tax Act,1961, the Company has recognized “MAT credit entitlement” of  1,613.6 million as at 31 December 2011 (2010 :  1,780.3 million).

During the year ended 31 December 2011, the amount deposited with tax authorities increased to  345.9 million from  331.4 million as at 31 December 2010.

During the year ended 31 December 2011 derivative assets decreased to  14.7 million from  224.1 million as at 31 December 2010 relate to Mark to Market gain on foreign exchange contracts.

During the year ended 31 December 2011 the amount paid towards advance tax net of provision for tax has increased to  1,241.1 million from  398.2 million as at 31 December 2010.

During the year ended 31 December 2011 amount of service tax receivable increased to  144.5 million from  47.9 million as at 31 December 2010.

Current liabilities

Current liabilities primarily include creditors for goods and expenses of  661.3 million, which represent amounts payable to vendors for goods or services rendered. Deferred revenue of  1,275.1 million denotes billings in excess of revenues recognized. Advances received from customers of  113.04 million include amounts received from customers for the delivery of future services. Accrued exps 3,049.9 million include employee related provision and others. Unrealised loss on derivative financial instruments of  916.1 million relate to Marked to Market loss on foreign exchange contracts. Other liabilities of  404.1 million include provisions for statutory liability.

Provisions

Provision for taxation represents estimated income tax liabilities, both in India and overseas. Provision for taxation (net of advance tax) as of 31 December 2011 was  1,262.6 million.

As at 31 December 2011, provision for retirement benefits decreased to  783.8 million from  1,227.7 million as at 31 December 2010.

Results of operations

The following table sets forth certain financial information for the year ended 31 December 2011 as a percentage of revenues, calculated from the consolidated financial statements:

( in thousands)

	Amount	% of Income
Sales and Service Income	35,679,408	95.7%
Other income	1,600,030	4.3%
Total income	37,279,438	100%
Personnel cost	21,816,897	58.5%
Selling, general and administration cost	8,284,992	22.2%
Depreciation	1,367,889	3.7%
Transfer from revaluation reserves	(81)	(0.0)%
Interest costs	26,827	0.1%
Impairment losses	891,844	2.4%
Total expenses	32,388,368	86.9%
Profit before tax and before prior period items	4,891,070	13.1%
Provision for taxation	715,470	1.9%
Profit after tax and before prior period items	4,175,600	11.2%
Prior period items	(161,029)	(0.4)%
Profit for the year	4,014,571	10.8%

Income

The Company’s sales and service income was  35,679.4 million in 2011 from  31,880.8 million in 2010.

The Company derives a significant proportion of its revenues from clients located in the United States. In 2011, the Company derived 77.5 per cent of its revenues, from clients located in the United States. However, strong revenue growth was achieved in other regions and the business achieved a greater element of geographical diversification.

Other income has reduced to  1,600.03 million in 2011 from  2,194.2 million in 2010. During 2011, other income comprised interest of  62.7 million for reversal of IRS interest and bank deposit interest, dividend income of  655.1 million for dividend on current investments – non trade, gain of  345.3 million on the sale of non trade investments,  383.6 million for foreign exchange gain and other miscellaneous income of  153.2 million comprises sundry creditors and advance from customer written back during the year.

Personnel costs

Personnel costs were  21,816.9 million and  18,898.1 million in 2011 and 2010, respectively. These costs represent 58.5 per cent and 55.5 per cent of the Company’s total income in 2011 and 2010, respectively. Personnel costs comprise salaries paid to employees in India and overseas staff expenses.

Selling, general and administration expenses

The Company incurred selling, general and administration expenses of  8,284.9 million and  6,875.9 million, representing a 22.2 per cent and 20.2 per cent of total income in 2011 and 2010, respectively. Selling, general and administration expenses include costs such as, subcontractor costs, travelling expenses, communication expenses, office expenses, legal and other professional fees, advertisement and publicity, and other miscellaneous selling and administrative costs.

Depreciation and amortisation

The Company provided  1,367.9 million and  1,184.7 million towards depreciation for 2011 and 2010, respectively. Depreciation as a percentage of gross block of fixed assets was 8.8 per cent and 8.3 per cent for 2011 and 2010, respectively.

During the year ended 31 December 2007, Patni has, through its wholly owned subsidiary, Patni USA, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services The Group is using this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. As of and during the year ended 31 December 2011, the Management assessed the carring amount and expected cash flow from this IPR and concluded that the carring amount of this IPR is not recoverable. Accordingly, the Company recorded an impairment charge of  401.0 million for this IPR.

In June 2010, Patni, through its wholly owned subsidiary, Patni UK, acquired from one of its customer, an existing software Intellectual Property Rights (“IPR”) which is used for education sector management in UK and Ireland. The Company intends to increase the revenue by sale of licenses in certain geographies along with significant use in horizontals or verticals other than the learning domain. During the year, the Company evaluated this IPR and concluded that it was impaired as a result of substantial decline in expected cash flow and change in business strategy for usage of IPR. Accordingly, in the year ended 31 December 2011, the Company recorded an impairment charge of  490.8 million.

The aggregate impairment charge of  891.8 million for the year ended 31 December 2011.

Interest

The Company incurred interest costs of  26.8 million and  47.8 million in 2011 and 2010, respectively. These costs mainly comprise interest on tax assessments and interest on finance lease obligations relating to vehicles acquired by the Company.

Provision for taxation

The Company provided for its tax liability both in India and overseas. The details of provision for taxes are as follows:

( In thousands)

	2011	2010
Provision for tax expense consists of the following:
Current taxes:
- Indian	914,072	1,257,624
- Foreign	(250,262)	239,325
- MAT credit entitlement	(222,482)	(709,288)
	441,328	787,661
Deferred tax expense /(credit)
- Indian	248,254	118,589
- Foreign	25,888	(69,179)
	274,142	49,410
	715,470	837,071

The Statute of limitation period for the March 2008 and March 2007 tax return of the US Branch of the Company expired in December 2011 and December 2010 respectively i.e. on expiry of 3 years from the date of filing which was 15 December 2008 and 15 December 2007. Hence the Company has reversed the provision of  390.0 million.

The Company has recognised “MAT credit entitlement” of  222.5 million for the year ended December 2011 (2010:  709.3 million) by crediting to the Profit and Loss Account.

Presently, we benefit from the tax holidays given by the Government of India for the export of IT services from specially designated software technology parks (“STPs”) and special economic zones (“SEZs”) in India. As a result of these incentives, which include a 10 year tax holiday from Indian corporate income taxes for the operation of most of our Indian facilities, our operations have been subject to relatively low tax liabilities. The tax benefits available for all our STP facilities expired on 31 March 2011. Consequently, our effective Indian tax rate has increased significantly.

Development centers operating in SEZs are entitled to certain income tax incentives of 100% of the export profits for a period of five years, 50% of such profits for the next five years and 50% of the profits for a further period of five years subject to satisfaction of certain capital investments requirements. Our profitability would be adversely affected if we are not able to continue to benefit from these tax incentives. Further, provisions of the Indian Income Tax Act 1961 are amended on an annual basis by enactment of the Finance Act. In addition, we may also be subject to changes in taxation resulting from the actions of applicable income tax authorities in India or from Indian tax laws that may be enacted in the future. For example, we may incur increased tax liability as a result of a determination by applicable income tax authorities that the transfer price applied to transactions involving our subsidiaries and the Company was not appropriate.

Increases in our effective tax rate due to expired tax benefits, changes in applicable tax laws or the actions of applicable income tax or other regulatory authorities could materially reduce our profitability.

The Company recorded net deferred tax expenses of  274.1 million and  49.4 million for 2011 and 2010, respectively.

Net Profit after tax and after prior period items

Net profit was  4,014.6 million and  6,231.7 million in 2011 and 2010, respectively. Net profit as a percentage of total income was 10.8% and 18.3% in 2011 and 2010, respectively. The decline in net profit mainly on account of increase in personnel cost was by 15.4%; selling, general and administration expenses by 20.5%; impairment losses and depreciation by 90.7% (impairment in 2011  891.8 million and in 2010 Nil) and reduction in other income by 27.1%, which is offset by higher sales and service income of 11.9% as compared to 2010.

Development in Human Resources

We employed around 18,000, 17,600 and 14,000 employees as of 31 December 2011, 2010 and 2009, respectively. Out of 18,000 employees, around 17,000 were software professionals as of 31 December 2011. Of these software professionals, around 3,000 employees were categorized as onsite and 14,000 as offshore.

We believe that our ability to maintain and continue our growth depends to a large extent on our strength in attracting, training, motivating and retaining our employees. We operate in eight major cities in India, which enables us to recruit technology professionals from different parts of the country. The key elements of our human resource management strategy include recruitment, training and development, compensation and retention.

Consolidated Financials under Indian GAAP

Auditors’ Report

To the Board of Directors of
Patni Computer Systems Limited

1.

We have audited the attached consolidated balance sheet of Patni Computer Systems Limited, its subsidiaries and a joint venture (collectively referred to as the ‘Group’ as described in Note 2c of Schedule 19 to the consolidated financial statements) as at 31 December 2011, and also the consolidated profit and loss account and consolidated cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.

We report that the consolidated financial statements have been prepared by the Group’s management in accordance with the requirements of Accounting Standard (‘AS’) 21, Consolidated Financial Statements and AS 27, Financial Reporting of Interests in Joint Ventures notified pursuant to the Companies (Accounting Standards) Rules, 2006 (as amended).

4.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

	(a)	in the case of the consolidated balance sheet, of the state of affairs of the Group as at 31 December 2011;

	(b)	in the case of the consolidated profit and loss account, of the profit for the year ended on that date; and

	(c)	in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For S.R. Batliboi & Associates
Firm registration number: 101049W
Chartered Accountants

per Kalpesh Jain
Mumbai, India	Partner
25 January 2012	Membership No.: 106406

Consolidated Balance Sheet as at 31 December 2011

(Amounts in thousands of Indian Rupees)

	Schedules	31 December 2011	31 December 2010
SOURCES OF FUNDS
Shareholders’ funds
Share capital	1	268,988	262,838
Stock options outstanding	2	162,624	356,596
Reserves and surplus	3	36,617,005	32,002,922
		37,048,617	32,622,356
Loan funds
Secured loans	4	12,011	10,649
Deferred tax liabilities (net) (refer Note 7 of Schedule 19)		118,109	31,246
TOTAL		37,178,737	32,664,251
APPLICATION OF FUNDS
Fixed assets
Gross block	5	11,140,301	10,451,517
Less: Accumulated depreciation		5,836,369	4,811,185
Net block		5,303,932	5,640,332
Capital work-in-progress including capital advances		789,319	921,512
		6,093,251	6,561,844
Goodwill and intangible assets	6	6,120,915	6,493,622
Investments	7	16,880,437	12,614,890
Deferred tax asset (net) (refer Note 7 of Schedule 19)		1,135,387	695,065
Current assets, loans and advances
Sundry debtors	8	7,314,136	5,438,518
Cash and bank balances	9	2,259,770	3,533,680
Unbilled revenue		1,735,495	1,388,896
Loans and advances	10	4,131,978	3,695,186
	(A)	15,441,379	14,056,280
Less: Current liabilities and provisions
Current liabilities	11	6,422,080	5,182,264
Provisions	12	2,070,552	2,575,186
	(B)	8,492,632	7,757,450
Net current assets	(A-B)	6,948,747	6,298,830
TOTAL		37,178,737	32,664,251
Notes to Accounts	19

The schedules referred to above and notes to accounts form an integral part of the consolidated Balance Sheet.

As per our report of even date

For S.R. Batliboi & Associates	For and on behalf of the Board of Directors of
Firm registration number: 101049W	Patni Computer Systems Limited
Chartered Accountants

per Kalpesh Jain	Phaneesh Murthy	Arun Duggal
Partner	CEO & Managing Director	Director
Membership No.: 106406

	Ananth Nayak	Arun Kanakal
	Principal Finance Officer	Company Secretary

Mumbai, India	Bangalore, India
25 January 2012	25 January 2012

Consolidated Profit and Loss Account for the year ended 31 December 2011

(Amounts in thousands of Indian Rupees, except per share data and unless otherwise stated)

	Schedules	31 December 2011		31 December 2010
INCOME
Sales and service income			35,679,408		31,880,847
Other Income	13		1,600,030		2,194,249
			37,279,438		34,075,096
EXPENDITURE
Personnel costs	14		21,816,897		18,898,084
Selling, general and administration costs	15		8,284,992		6,875,866
Depreciation and amortisation	5 & 6		1,367,889		1,184,676
Transfer from revaluation reserve			(81)		(81)
Interest costs	16		26,827		47,765
Impairment losses	6		891,844		—
			32,388,368		27,006,310
Profit before tax and before prior period items			4,891,070		7,068,786
Provision for tax (refer Note 7 of Schedule 19)
Current tax		663,810		1,496,949
MAT credit entitlement		(222,482)	441,328	(709,288)	787,661
Deferred tax expense			274,142		49,410
Profit after tax and before prior period items			4,175,600		6,231,715
Prior period items	17		(161,029)		—
Profit for the year			4,014,571		6,231,715
Balance brought forward from previous year			18,932,587		22,972,249
Amount available for appropriation			22,947,158		29,203,964
Appropriations:
Proposed Dividend on equity shares			—		2,221
Interim Dividend on equity shares			—		8,244,435
Tax on Dividend			—		1,369,675
Transfer to general reserve			—		655,046
Balance carried forward to the Balance Sheet			22,947,158		18,932,587
Earnings per equity share of 2 each	18
- Basic			30.07		47.90
- Diluted			29.58		46.44
Weighted average number of equity shares used in computing earnings per equity share
- Basic			133,514,624		130,101,442
- Diluted			135,705,830		134,193,727
Notes to Accounts	19

The schedules referred to above and notes to accounts form an integral part of the consolidated Profit and Loss Account.

As per our report of even date

For S.R. Batliboi & Associates	For and on behalf of the Board of Directors of
Firm registration number: 101049W	Patni Computer Systems Limited
Chartered Accountants

per Kalpesh Jain	Phaneesh Murthy	Arun Duggal
Partner	CEO & Managing Director	Director
Membership No.: 106406

	Ananth Nayak	Arun Kanakal
	Principal Finance Officer	Company Secretary

Mumbai, India	Bangalore, India
25 January 2012	25 January 2012

Consolidated Cash Flow Statement for the year ended 31 December 2011

(Amounts in thousands of Indian Rupees)

	31 December 2011	31 December 2010
Cash flows from operating activities
Profit before tax and before prior period items	4,891,070	7,068,786
Adjustments:
Depreciation and amortisation, net of transfer from revaluation reserve	1,367,808	1,184,595
Impairement losses	891,844	—
Prior period items	(161,029)	—
Loss on sale of fixed assets, net	118	316
Profit on sale of investments, net	(345,281)	(252,190)
Loss on decline in value in current investments	5,703	4,112
Employee stock compensation costs	202,383	345,254
Dividend income	(655,188)	(536,461)
Interest income	(14,902)	(62,319)
Interest expense	1,045	1,426
Provision for doubtful debts and advances	49,494	27,767
Deferred loss on settled derivatives	(1,119,811)	(5,929)
Unrealised foreign exchange gain	(222,352)	(76,583)
Operating cash flows before working capital changes	4,890,902	7,698,774
Increase in sundry debtors	(1,195,838)	(436,945)
Increase in unbilled revenue	(106,581)	(497,635)
Increase in loans and advances	(70,601)	(344,780)
Increase in deferred revenue	258,997	549,630
(Decrease)/Increase in current liabilities and provisions	(638,670)	126,411
Cash generated from operations	3,138,209	7,095,455
Income taxes paid	(1,021,647)	(1,448,436)
Net cash provided by operating activities (A)	2,116,562	5,647,019
Cash flows from investing activities
Purchase of intangible assets	—	(573,792)
Purchase of fixed assets (including capital advances)	(747,977)	(535,476)
Proceeds from sale of fixed assets	14,649	22,476
Purchase of investments in mutual fund and others	(41,903,643)	(85,472,796)
Sale of investments in mutual fund and others	38,127,674	90,857,927
Dividend income	655,188	536,461
Interest income	19,997	67,291
Payments for acquisition, net of cash acquired	—	(333,887)
Net cash (used) in/provided by investing activities (B)	(3,834,112)	4,568,204

Consolidated Cash Flow Statement (Contd.)

(Amounts in thousands of Indian Rupees)

	31 December 2011	31 December 2010
Cash flows from financing activities
Proceeds from issuance of share capital	287,957	444,872
Dividend paid, including dividend tax	—	(10,068,359)
Interest paid	(1,045)	(1,426)
Finance lease obligations repaid	(7,733)	(9,761)
Net cash provided by/(used) in financing activities (C)	279,179	(9,634,674)
Effect of exchange differences on cash and cash equivalents held in foreign currency	164,461	509
Net (decrease)/increase in cash and cash equivalents during the year (A+B+C)	(1,438,371)	580,549
Cash and cash equivalents at the beginning of the year	3,533,680	2,952,622
Cash and cash equivalents at the end of the year, as per Schedule - 9 (refer Note 1 below)	2,259,770	3,533,680

Notes:
1. Cash and Bank balance includeds the following, which are not available for use by the Company:
- Investor Education and Protection Fund - Unclaimed dividend	2,665	1,955
- Bank guarantees margin	7,738	6,874
2. The previous year’s figures have been re-classified/re-grouped to conform to current year’s classification

As per our report of even date

For S.R. Batliboi & Associates	For and on behalf of the Board of Directors of
Firm registration number: 101049W	Patni Computer Systems Limited
Chartered Accountants

per Kalpesh Jain	Phaneesh Murthy	Arun Duggal
Partner	CEO & Managing Director	Director
Membership No.: 106406

	Ananth Nayak	Arun Kanakal
	Principal Finance Officer	Company Secretary

Mumbai, India	Bangalore, India
25 January 2012	25 January 2012

Schedules to the Consolidated Financial Statements

(Amounts in thousands of Indian Rupees, except per share data and unless otherwise stated)

Schedule 1: Share capital

	31 December 2011	31 December 2010
Authorised
250,000,000 (2010: 250,000,000) equity shares of 2 each	500,000	500,000
Issued, subscribed and paid up
134,494,133 (2010: 131,419,080) equity shares of 2 each fully paid	268,988	262,838
	268,988	262,838

a)                                      Of the above, 110,090,715 (2010: Nil) equity shares of  2 each are held by Pan-Asia iGATE Solutions {75,177,901 (2010: Nil)} and iGATE Global Solutions Limited {14,750,947 (2010: Nil)}, along with iGATE Corporation {20,161,867 (2010: Nil)}, Holding Company.

b)                                     Of the above:

i)                        14,500,000 equity shares of  2 each were allotted as fully paid bonus shares in March 1995 by capitalisation of general reserve aggregating  29,000 and

ii)                    46,867,500 equity shares of  2 each allotted as fully paid bonus shares in August 2001 by capitalisation of share premium aggregating  93,735 and

iii)                 37,140,283 equity shares of  2 each allotted as fully paid bonus shares in August 2003 by capitalisation of share premium aggregating  74,281.

c)                                      Above shares are after reducing

i)                       Repurchase of 1,650,679 equity shares by utilising the share premium account in December 2002 in persuance of Section 77A of the Companies Act, 1956. In this regard, an amount equivalent to the nominal value of the share capital bought back by the Company aggregating  3,301 has been transferred from general reserve to capital redemption reserve.

ii)                    Repurchase of 10,957,082 equity shares through the Bombay Stock Exchange and the National Stock Exchange for an aggregate consideration of  2,370,000 being 100% of the amount authorised for buy back. Subsequently, the Company extinguished such equity shares as per the requirements of the Section 77A of the Companies Act, 1956. In this regard an amount equivalent to the nominal value of the share capital bought back by the Company aggregating  21,914 has been transferred from general reserve to capital redemption reserve which can be utilised only for the purpose of issuing fully paid bonus shares of the Company.

d)                                     Refer Note 10 of Schedule 19 for employee stock options exercised during the year.

Schedule 2: Stock Options Oustanding

	31 December	31 December
	2011	2010
Employee Stock options outstanding	180,461	695,679
Less: Deferred employee compensation outstanding	17,837	339,083
	162,624	356,596

Schedules to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

Schedule 3: Reserves and surplus

	31 December 2011	31 December 2010
Building revaluation reserve
- Balance brought forward	1,110	1,191
- Transfer to profit and loss account	(81)	(81)
	1,029	1,110
Capital redemption reserve	275,215	275,215

Securities premium account
- Balance brought forward	9,516,263	8,896,407
- Securities premium received on issue of equity shares	281,806	440,286
- Transfer from stock option outstanding	389,529	179,570
	10,187,598	9,516,263
Hedging reserve
- Balance brought forward	47,127	26,007
- Movement during the year	(1,310,995)	21,120
	(1,263,868)	47,127
General reserve
- Balance brought forward	3,239,973	2,584,927
- Transfer from profit and loss account	—	655,046
- Transfer from stock option outstanding	6,827	—
	3,246,800	3,239,973
Foreign currency translation reserve
- Balance brought forward	(9,353)	304,233
- Movement during the year (net)	1,232,426	(313,586)
	1,223,073	(9,353)
Profit and loss account, balance carried forward	22,947,158	18,932,587
	36,617,005	32,002,922

Schedule 4: Secured loans

	31 December 2010	31 December 2010
Lease obligation in relation to vehicles acquired under finance lease*	12,011	10,649
Finance lease obligations are secured against the vehicles acquired on lease.

* Refer Note 6 of Schedule 19 for amount repayable within one year

Schedules to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

Schedule 5: Fixed assets

	Tangible Assets
	Land (Freehold)	Land (Leasehold)	Buildings	Leasehold improvements	Computer and other service equipments	Electrical installations	Office equipments	Furniture and fixtures	Vehicles	Total as at 31 December 2011	Total as at 31 December 2010

Gross block

As at 1 January 2011	171	844,528	3,657,678	412,990	2,439,744	888,856	1,019,185	1,134,489	53,876	10,451,517	10,427,016
Additions on account of business acquisition	—	—	—	—	—	—	—	—	—	—	211,645
Additions(2)	—	98,412	119,952	21,008	259,593	10,681	43,961	26,588	9,898	590,093	366,641
Exchange rate fluctuations	—	—	—	36,005	92,707	3,636	21,347	44,533	(727)	197,501	(43,011)

Deletions	—	—	2,538	—	30,285	1,786	21,078	6,901	36,222	98,810	510,774

As at 31 December 2011	171	942,940	3,775,092	470,003	2,761,759	901,387	1,063,415	1,198,709	26,825	11,140,301	10,451,517

Accumulated depreciation

As at 1 January 2011	—	35,005	408,318	230,830	2,109,038	457,997	776,835	760,138	33,024	4,811,185	4,403,720

Accumulated depreciation on account of business acquisition	—	—	—	—	—	—	—	—	—	—	167,635

Charge for the year	—	9,716	100,785	47,404	230,166	231,560	121,286	203,692	6,730	951,339	750,635

Exchange rate fluctuations	—	—	—	24,481	75,811	1,038	17,867	40,041	19	159,257	(27,711)

Deletions	—	—	2,536	—	28,629	1,265	19,967	6,297	26,718	85,412	483,094

As at 31 December 2011	—	44,721	506,567	302,715	2,386,386	689,330	896,021	997,574	13,055	5,836,369	4,811,185

Net block as at 31 December 2011	171	898,219	3,268,525	167,288	375,373	212,057	167,394	201,135	13,770	5,303,932	5,640,332

Net block as at 31 December 2010	171	809,523	3,249,360	182,160	330,706	430,859	242,350	374,351	20,852	5,640,332

Notes:

(1)	Gross block of vehicles as of 31 December 2011 includes assets acquired on lease (refer Note 6 of Schedule 19).
(2)	Addition to fixed assets includes credit on account of refund of service tax of Nil (2010: 33,105) in building and leasehold improvements and Nil (2010: 7,734) in computer software.
(3)	Capital work-in-progress [including Capital advance of 317,582 (2010: 446,710)] is 789,319 (2010: 921,512).

(Amounts in thousands of Indian Rupees)

Schedule 6: Intangible assets

	Intangible Assets
	Goodwill	Computer software	Intellectual property rights	Customer contracts and non contractual customer relationships	Total as at 31 December 2011	Total as at 31 December 2010
Gross block
As at 1 January 2011	4,838,060	2,268,874	1,508,468	69,935	8,685,337	7,538,124
Additions on account of business acquisition	—	—	—	—	—	4,253
Additions	—	238,188	—	—	238,188	1,201,611
Exchange rate fluctuations	667,368	41,641	279,222	12,843	1,001,074	(55,901)
Deductions	—	85,183	—	—	85,183	2,750
As at 31 December 2011	5,505,428	2,463,520	1,787,690	82,778	9,839,416	8,685,337
Amortisation/impairements
As at 1 January 2011	—	1,578,687	544,876	68,152	2,191,715	1,790,976
Accumulated depreciation on account of business acquisition	—	—	—	—	—	274
Amortisation for the year	—	337,496	77,252	1,802	416,550	434,041
Impairement for the year	—	—	891,844	—	891,844	—
Exchange rate fluctuations	—	31,305	259,412	12,824	303,541	(31,504)
Deductions	—	85,149	—	—	85,149	2,072
As at 31 December 2011	—	1,862,339	1,773,384	82,778	3,718,501	2,191,715
Net block as at 31 December 2011	5,505,428	601,181	14,306	—	6,120,915	6,493,622
Net block as at 31 December 2010	4,838,060	690,187	963,592	1,783	6,493,622

Schedules to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

Schedule 7: Investments

	31 December 2011	31 December 2010
A. Long term investments (At costs)
(i) Other than Trade and Quoted
NABARD Term Deposit 10%	—	138,006
Total long term investments (A)	—	138,006
B. Current investments (At lower of cost and market value) (Unquoted)*
Investment in mutual funds [refer Note 11 of Schedule 19]	16,423,495	10,044,284
Other Investment [refer Note 11 of Schedule 19]	456,942	2,432,600
Total current investments (B)	16,880,437	12,476,884
Grand total (A) + (B)	16,880,437	12,614,890

* Net asset value of current investment in mutual funds and in others as on 31 December 2011  17,104,051 (2010:  12,678,581).

Schedule 8: Sundry debtors (Unsecured)

	31 December 2011	31 December 2010
Debts outstanding for a period exceeding six months
- considered good	180,584	66,724
- considered doubtful	164,235	153,402
	344,819	220,126
Other debts
- considered good	7,133,552	5,371,794
- considered doubtful	13,698	6,506
	7,147,250	5,378,300
Less: Provision for doubtful debts	177,933	159,908
	7,314,136	5,438,518

Schedule 9: Cash and bank balances

	31 December 2011	31 December 2010
Cash on hand	3,216	3,206
Money in transit*	53,136	429,235
Cheques in hand	—	14,533
Balances with scheduled banks
- in current accounts	564,921	287,404
- in term deposit accounts	475	500,475
- in unpaid dividend accounts	2,665	1,955
Balances with other banks
- in current accounts	1,635,357	2,296,872
	2,259,770	3,533,680

*Money in transit represents amount received from subsidiary Company

Schedules to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

Schedule 10: Loans and advances

	31 December 2011	31 December 2010
(Unsecured and Considered good, unless otherwise stated)
Advances recoverable in cash or in kind or for value to be received
- Considered good	351,919	299,697
- Considered doubttful	21,817	17,417
MAT credit entitlement	1,613,647	1,780,322
Interest accrued but not due	1,240	6,297
Premises and other deposits	297,225	308,573
Deposit with tax authorities	345,880	331,399
Loan to employees	44,839	62,876
Advance payments of income-tax (net of provision: 3,625,371; 2010: 1,978,986)	1,241,060	398,210
Service tax receivables	144,489	47,877
Unrealised gain on derivative financial instruments	14,696	224,183
Others	76,983	235,752
	4,153,795	3,712,603
Less :- Provision for doubtful loans and advances	21,817	17,417
	4,131,978	3,695,186

Schedule 11: Current liabilities

	31 December 2011	31 December 2010
Accrued expenses	3,049,882	3,267,628
Deferred revenue	1,275,119	1,003,559
Sundry creditors*	661,274	292,620
Advance from customers	113,044	65,875
Investor Education and Protection Fund shall be credited by following amounts (as and when due)**	2,665	1,955
Unrealised loss on derivative financial instrumets	916,050	285,074
Other liabilities	404,046	265,553
	6,422,080	5,182,264

* Sundry creditors include  36,760 (2010  28,456) of book overdraft balance.

** There is no amount due and outstanding as at balance sheet date to be credited to Investor Education and Protection Fund.

Schedule 12: Provisions

	31 December 2011	31 December 2010
Provision for taxation (net of advance tax: 571,380; 2010: 1,396,911)	1,262,586	1,329,258
Provision for gratuity	133,449	106,976
Provision for compensated absence	648,836	578,979
Provision for pension	1,480	541,767
Provision for warranty	24,201	18,206
	2,070,552	2,575,186

Schedules to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

Schedule 13: Other income

	31 December 2011	31 December 2010
Dividend on current investment - non-trade	655,188	536,461
Foreign exchange gain, net	383,613	993,785
Profit on sale of current investments - non-trade	345,281	252,190
Interest from:
- Loan to employees	144	286
- Bank deposits (tax deducted at source 1,193; 2010: 6,508)	8,170	44,887
- Others (tax deducted at source Nil; 2010: Nil) [(refer Note 7 (c) of Schedule 19)]	54,429	77,390
Miscellaneous income
- Sundry creditors and advance from customer written back	90,674	16,118
- Service tax credit and VAT received	9,516	240,767
- Others	53,015	32,365
	1,600,030	2,194,249

Schedule 14: Personnel costs

	31 December 2011	31 December 2010
Salaries, bonus and allowances, including overseas employee expenses	20,401,101	17,841,602
Employee stock compensation cost	249,067	345,254
Contribution to provident and other funds	517,844	377,664
Staff welfare	88,699	72,728
Pension, gratuity and leave encashment costs (refer Note 13 of Schedule 19)	560,186	260,836
	21,816,897	18,898,084

Schedule 15: Selling, general and administration costs

	31 December 2011	31 December 2010
Travel and conveyance	1,471,755	1,533,155
Outsourced service charges	3,161,821	1,794,136
Legal and professional fees	311,772	385,738
Postage and communication	612,633	633,548
Rent	469,615	506,774
Electricity	358,217	332,462
Advertisement and publicity	104,095	151,329
Rates and taxes	41,292	39,207
Recruitment and training charges	147,552	211,627
Insurance	203,386	135,253
Repairs and maintenance
- computers	254,390	216,642
- building	59,209	49,403
- others	21,554	6,917
Provision for doubtful debts and advances	49,494	27,767
Loss on decline in value of current investments	5,703	4,112
Miscellaneous expenses	1,012,504	847,796
	8,284,992	6,875,866

Schedules to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

Schedule 16: Interest costs

	31 December 2011	31 December 2010
Interest on finance lease obligations	1,036	627
Interest on tax assessments	25,185	35,941
Interest on others	606	11,197
	26,827	47,765

Schedule 17: Prior Period Items

	31 December 2011	31 December 2010
Prior period item for the year ended 31 December 2011 includes following items:
Provision for long term medical benefits	67,290	—
Compensated absences	(8,095)	—
Deferred cost for revenue contracts	101,834	—
Total	161,029	—

Schedule 18: Earnings per equity share (EPS)

	31 December 2011	31 December 2010
Net profit as per Profit and Loss Account for computation of EPS	4,014,571	6,231,715
Weighted average number of shares oustanding in computation of basic EPS	133,514,624	130,101,442
Dilutive effect of stock option oustanding	2,191,206	4,092,285
Weighted average number of equity shares and equity equivalent shares oustanding in computating diluted EPS	135,705,830	134,193,727
Nominal value of equity share (in )	2	2
Earning per eauity share (in )
- Basic	30.07	47.90
- Diluted	29.58	46.44

Notes to the Consolidated Financial Statements

(Amounts in thousands of Indian Rupees)

SCHEDULE 19: Notes to Consolidated Financial Statements

1.              Background

Patni Computer Systems Limited (“Patni” or “the Company”) is a company incorporated in India under the Indian Companies Act, 1956. In February 2004, Patni completed an initial public offering of its equity shares in India. In December 2005, Patni also completed an initial public offering of American Depositary Shares in the United States of America (USA).

Patni together with its subsidiaries (collectively, the “Patni Group” or “the Company”) is engaged in IT consulting, software development and Business Process Outsourcing (“BPO”). The Company provides multiple service offerings to its clients across various industries including banking and insurance; manufacturing, retail and distribution; life sciences; product engineering; communications, media and entertainment; and utilities. The various service offerings include application development and maintenance, enterprise software and systems integration services, business and technology consulting, product engineering services, infrastructure management services, customer interaction and BPO, quality assurance and engineering services.

On 12 May 2011, the Company was acquired by iGATE Corporation (“iGATE”) through two of its wholly-owned subsidiaries, Pan-Asia iGATE Solutions, (“iGATE Mauritius”), and iGATE Global Solutions Limited (“iGS” and, together with iGATE Mauritius, the “Purchasers”). The acquisition involved acquiring 60,091,202 shares or 45.0% of the outstanding share capital from the promoters of the Company and 22,913,948 shares (inclusive of the American Depositary Shares representing 20,161,867 shares) or 17.1% of the outstanding share capital of the Company from General Atlantic Mauritius Limited. Further in accordance with the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission, the Purchasers also acquired an additional 27,085,565 shares or 20.3% of the outstanding shares of the Company through a mandatory open public offer made on 8 April 2011 to the other shareholders of the Company.

As of 31 December 2011, iGATE Corporation holds 81.9% of outstanding shares.

2.              Significant accounting policies

(a)          Basis of preparation of consolidated financial statements

The financial statements have been prepared to comply with the Accounting Standards notified by Companies (Accounting Standards) Rules, 2006, (as amended) the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI) in India, under the historical cost convention with the exception of land and buildings of Patni, which have been revalued, on the accrual basis of accounting. The financial statements have been prepared under the historical cost convention on an accrual basis except for certain financial instruments which are measured at fair values. The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year.

(b)          Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the results of operations during the reporting period. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates.

(c)          Principles of consolidation

These consolidated financial statements relate to Patni Computer Systems Limited and its subsidiaries and a joint venture which are given below:

Subsidiaries of Patni Computer Systems Limited are as follows :-

Sr. No.	Name of the subsidiaries	Country of incorporation	Holding Percentage
1	Patni Americas, Inc.	USA	100%
2	Patni Computer Systems (UK) Limited	UK	100%
3	Patni Computer Systems GmbH	Germany	100%
4	PCS Computer Systems Mexico SA de CV	Mexico	100%
5	Patni (Singapore) Pte Ltd.	Singapore	100%

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

2.              Significant accounting policies (Contd.)

Step down subsidiaries of Patni Computer Systems Limited as mentioned above are as follows :-

Sr. No.	Name of the subsidiaries	Country of incorporation	Holding Percentage
1	Patni Telecom Solutions Inc.	USA	100%
2	Patni Telecom Solutions Private Limited	India	100%
3	Patni Telecom Solutions (UK) Limited	UK	100%
4	Patni Life Sciences Inc. (Merged with Patni Americas, Inc. with effect from 1 October 2010)	USA	100%
5	Patni Computer Systems Brasil Ltda (Dissolved effective with effect till 2010)	Brazil	100%
6	Patni Computer Systems (Czech) s.r.o.	Czech Republic	100%
7	Patni Computer Systems Japan Inc. (Incorporated effective with effect 3 June 2010)	Japan	100%
8	CHCS Services Inc. (Aquired effective with effect 9 June 2010)	USA	100%
9	Patni Computer Systems (Suzhou) Co., Ltd. (Incorporated effective with effect 18 August 2010)	China	100%
10	Patni Computer Systems Software (Dalian) Limited (Incorporated effective with effect 9 November 2010)	China	100%

Joint venture of Patni Computer Systems Limited as mentioned above are as follows :-

Sr. No.	Name of the subsidiaries	Country of incorporation	Holding Percentage
1	J R Kyushu System Solutions Inc, (Joint venture with effect from 1 July 2010)	Japan	49%

Note : During the current year there is no change in the entities.

These consolidated financial statements are prepared in accordance with the principles and procedures prescribed by Accounting Standard 21- “Consolidated Financial Statements” (‘AS-21’) and Accounting Standard 27- “Financial Reporting of interests in Joint Ventures “(‘AS-27’) for the purpose of preparation and presentation of consolidated financial statements.

The financial statements of the Parent Company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealised profits in full. Unrealised losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full. The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries.

Interest in the jointly controlled entity is reported using proportionate consolidation method as prescribed by AS-27.

The financial statements of the entities used for the purpose of consolidation are drawn up to the same reporting date as that of the Company i.e. year ended 31 December 2011.

Consolidated financial statements are prepared using uniform accounting policies across the Group.

Goodwill

The Goodwill has been recorded to the extent that the cost of acquisition, comprising purchase consideration and transactions costs, exceeds the book value of net assets in each acquiree company. The goodwill arising on consolidation is not amortised but testsed for impairment on a periodic basis. The Group evaluates the carrying amount of its goodwill whenever events or changes in circumstances indicate that its carrying amount may be impaired.

(d) Fixed assets, intangible assets and depreciation / amortisation

Fixed assets are stated at cost less accumulated depreciation, except for items of land and buildings which were revalued in March 1995. Cost includes inward freight, duties, taxes and incidental expenses related to acquisition and installation of the asset. Depreciation is provided on the Straight Line Method (‘SLM’) based on the estimated useful lives of the assets as determined by the management. For additions and disposals, depreciation is provided pro-rata for the period of use. Lease hold land is amortised over the period of lease.

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

2.              Significant accounting policies (Contd.)

(d)          Fixed assets, intangible assets and depreciation / amortisation (Contd.)

With effect from 1 April 2011, the Group has aligned the estimated useful lives of furniture and fixtures and electrical installations with those followed by iGATE Corporation, its ultimate parent Company.

The rates of depreciation based on the estimated useful lives of fixed assets are higher than those prescribed under Schedule XIV to the Companies Act, 1956. The useful lives of fixed assets are stated below :-

Asset	Useful life (in years)
Land	—
Buildings	40
Leasehold land	Over the lease term
Leasehold improvements	Over the lease term of the useful life of the assets, whichever is shorter
Computers, computer software and other service equipments	3-5
Electrical installations	5
Office equipments	5
Furniture and fixtures	5
Vehicles	4-5

Fixed assets individually costing upto  5000 are depreciated over a period of 12 months from the date of purchase.

Intangible assets acquired either through a business combination or individually are stated at the consideration paid for acquisition and amortised over their respective individual estimated useful lives in proportion to the economic benefits consumed in each period. Intangible assets comprise others (customer and technology related) and intellectual property rights/marketing related intangible assets and are being amortised over a period of 5-7 years and 7-10 years respectively. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

(e)          Impairment of assets

The carrying amounts of assets are reviewed at each balance sheet date if there is any indication of impairment based on internal/external factors. An impairment loss is recognized wherever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the asset’s net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

(f)            Leases

Finance leases, which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on the implicit rate of return. Finance charges are charged directly against income.

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased item, are classified as operating leases. Operating lease payments are recognized as an expense in the Profit and Loss account on a straight-line basis over the lease term.

(g)         Revenue and cost recognition

The Group derives its revenues primarily from software services and BPO services. Revenue from time-and-material contracts is recognized as related services are rendered. The Group’s fixed price contracts include application maintenance and support services, on which revenue is recognized rateably over the term of maintenance. Revenue with respect to other fixed price contracts is recognized on a proportional performance method where the price for an entire project is agreed upon for a pre-determined fee before the project starts.

Unbilled revenue represents revenues recognized in excess of amounts billed. These amounts are billed after the milestones specified in the agreement are achieved and the customer acceptance for the same is received. Billings in excess of revenue recognized is disclosed as deferred revenue and is grouped under current liability.

i)                          Software services

Provision for estimated losses on uncompleted fixed price contracts are made in the year in which such losses are determined.

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

2.                   Significant accounting policies (Contd.)

(g)                          Revenue and cost recognition (Contd.)

i)                Software services (Contd.)

The Group grants volume discounts to certain customers, which are computed based on a pre-determined percentage of the total revenues from those customers during a specified period, as per the terms of the contract. These discounts are earned only after the customer has provided a specified cumulative level of revenues in the specified period. The Group reports revenues net of discounts offered to customers.

Revenue on maintenance contracts is recognized rateably over the term of maintenance.

Revenues are shown net of sales tax, value added tax, service tax and applicable volume discounts and allowances.

ii)            BPO services

Revenues from BPO Services are derived from both time-based and transaction-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

iii)        Dividend income

Dividend income is recognized when the Group’s right to receive dividend is established. Interest income is recognized on the time proportion basis.

(h)                         Employee retirement and other benefits

Provident fund

Retirement benefits in the form of Provident Fund is a defined contribution scheme and the contributions are charged to the Profit and Loss Account of the year when the contributions to the respective funds are due. There are no other obligations other than the contribution payable to the respective funds.

Gratuity

Gratuity liability is defined benefit obligation and is provided for on the basis of an actuarial valuation on projected unit made at the end of each financial year.

Pension

Certain directors of the Group are entitled to receive pension benefit upon retirement or on termination from employment @ 50% of their last drawn monthly salary. The pension is payable from the time the eligible director reaches the age of sixty-five in respect of Founder directors of Patni India and is payable to the director or the surviving spouse. The liability for pension is actuarially determined by an independent actuary at the end of each financial year using the Projected Unit Credit Method, which recognizes each period of service as giving rise to additional unit of employee benefit entitlement and measures each unit separately to build up the final obligation.

Others

The Group’s liabilities towards compensated absences are determined on the basis of actuarial valuations, as at balance sheet date, carried out by an independent actuary using Projected Unit Credit Method. Actuarial gain and losses comprise experience adjustments and the effects of changes in actuarial assumption and are recognized immediately in the Profit and Loss Account.

(i)                             Foreign currency transactions

India operations

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at the year-end are translated at the year-end exchange rate. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of monetary assets and liabilities are recognized in the profit and loss account. Non monetary foreign currency items which are carried in terms of historical cost are reported using the exchange rate at the date of transactions.

Hedging

a)    Cash flow hedging

The Group uses derivative financial instruments (foreign currency forward and option contracts) to hedge its risks associated with foreign currency fluctuations relating to certain forecasted transactions.

The use of foreign currency forward contracts and options are governed by the Company’s policies, which provide written principles on the use of such financial derivatives consistent with the Company’s risk management strategy. The Company does not use derivative financial instruments for speculative purposes.

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

2.            Significant accounting policies (Contd.)

(i)                                    Foreign currency transactions (Contd.)

The derivative instruments are initially measured at fair value, and are remeasured at subsequent reporting dates in accordance with recognition and measurement principles of AS-30 “Financial Instruments: Recognition and Measurement”.

In respect of derivative contracts which are replaced with successive new contracts up to the period in which the forecasted transactions are expected to occur (roll-over hedging), the hedge effectiveness is assessed based on changes in fair value attributable to changes in spot prices, are recorded in hedging reserve account under reserves until the hedged transactions occur and at that time are recognized in the Profit and Loss Account. Accordingly, the changes in the fair value of the contract related to the changes in the difference between the spot price and the forward price i.e. forward premium/discount are excluded from assessment of hedge effectiveness and is recognized in Profit and Loss Account and are included in foreign exchange gain (loss).

In respect of derivative contracts which hedge the foreign currency risk associated with the both anticipated sales transaction and the collection thereof i.e. dual purpose hedges, the hedge effectiveness is assessed based on overall changes in fair value, and the effective portion of gains or losses are included in hedging reserve account under reserves. Effective portion of gain or loss attributable to forecasted sales are reclassified from hedging reserve account under reserves and recognized in profit and loss account when the sales occur. Post the date of sales, the Company reclassifies an amount from hedging reserve account under reserves to earnings to offset foreign currency translation gain/loss recorded for receivable during the period. Further, the Company determines the amount of cost to be ascribed to each period of the hedging relationship based on the functional currency interest rate implicit in the hedging relationship and recognizes this cost by reclassifying from hedging reserve account under reserves to Profit and Loss Account for recognized receivables based on pro rata method.

Hedge accounting is discontinued from the last testing date when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Cumulative gain or loss on such hedging instrument recognized in shareholders’ funds is retained there until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in shareholders’ funds is transferred to Profit and Loss Account for the year.

b)    Hedging of monetary assets and liabilities

The premium or discount arising at the inception of forward exchange contracts and option is amortised as expense or income over the life of the contract. Exchange differences on such contracts are recognized in the statement of profit and loss in the year in which the exchange rates change. Any profit or loss arising on cancellation or renewal of forward exchange contract is recognized as income or as expense for the year.

(j)                             Translation of integral foreign operation

Income and Expenditure other than depreciation costs are translated into the reporting currency at the prevailing exchange rates at the date of the transaction. Foreign currency denominated monetary assets and monetary liabilities at balance sheet date are translated at exchange rates prevailing on the date of the balance sheet. Fixed assets are translated at exchange rates on the date of the transaction and depreciation on fixed assets is translated at the exchange rates used for translation of the underlying fixed assets. Net exchange difference resulting from translation of items, in the financial statements of the foreign branches is recognized in the Profit and Loss Account.

In translating the financial statements of a non-integral foreign operation for incorporation in financial statements, the assets and liabilities, both monetary and non-monetary, of the non-integral foreign operation are translated at the closing rate; income and expense items of the non-integral foreign operation are translated at monthly weighted average rates, which approximate the actual exchange rates; and all resulting exchange differences are accumulated in a foreign currency translation reserve until the disposal of the net investment.

On the disposal of a non-integral foreign operation, the cumulative amount of the exchange differences which have been deferred and which relate to that operation are recognized as income or as expenses in the same period in which the gain or loss on disposal is recognized.

Pursuant to para 24 of AS-11, the financial statements of the foreign subsidiaries, being non-integral operations, are translated into Indian rupees as follows:

a)              Income and expense items are translated by using an appropriate monthly weighted average exchange rate for the periods.

b)             Assets and liabilities, both monetary and non-monetary, are translated at the closing rate.

c)              All resulting exchange differences are accumulated in a foreign currency translation reserve which is included under Reserves and Surplus, until the disposal of the net investment in the subsidiary.

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

2.              Significant accounting policies (Contd.)

(k)                  Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments. All other investments are classified as long-term investments. Current investments are carried at lower of cost and fair value determined on an individual investment basis. Long-term investments are carried at cost. However, provision for diminution in value is made to recognize a decline other than temporary in the value of the investments.

(I)                      Taxation

Tax expense comprises current and deferred tax. Current income tax expense comprises taxes on income from operations in India and in foreign jurisdictions. Income tax payable in India is determined in accordance with the provisions of the Income Tax Act, 1961 and tax expense relating to overseas operations is determined in accordance with tax laws applicable in countries where such operations are domiciled.

Deferred tax expense or benefit is recognized on timing differences being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred tax assets and liabilities are measured using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to the taxes on income levied by the same governing taxation laws.

Deferred tax assets are recognized only to the extent that there is reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised. In situations where the Company has unabsorbed depreciation or carry forward tax losses, all deferred tax assets are recognized only if there is virtual certainty supported by convincing evidence that they can be realised against future taxable profits.

At each balance sheet date the Company re-assesses recognized and unrecognized deferred tax assets. The Company writes-down the carrying amount of a deferred tax asset to the extent that it is no longer reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available against which the deferred tax asset can be realised. Any such write-down is reversed to the extent that it becomes reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available. The Company recognizes unrecognized deferred tax assets to the extent that it has become reasonably certain or virtually certain, as the case may be, that sufficient future taxable income will be available against which such deferred tax assets can be realized.

Minimum Alternative Tax (MAT) credit is recognized as an asset only when and to the extent there is convincing evidence that the Company will pay normal income tax during the specified period. In the year in which the MAT credit becomes eligible to be recognized as an asset in accordance with the recommendations contained in guidance note issued by the Institute of Chartered Accountants of India, the said asset is created by way of a credit to the profit and loss account and shown as MAT Credit Entitlement. The Company reviews the same at each balance sheet date and writes down the carrying amount of MAT Credit Entitlement to the extent there is no longer convincing evidence to the effect that Company will pay normal income tax during the specified period.

(m)                Earnings per share

Basic earnings per share are calculated by dividing the net profit or loss for the period attributable to equity shareholders by the weighted average number of equity shares outstanding during the period. For the purpose of calculating diluted earnings per share, the net profit or loss for the period attributable to equity shareholders and the weighted average number of shares outstanding during the period are adjusted for the effects of all dilutive potential equity shares.

(n)                   Provisions and contingent liabilities

Warranty costs on sale of services are accrued based on management’s estimates and historical data at the time related revenues are recorded.

The Group creates a provision when there is present obligation as a result of a past event that probably requires an outflow of resources embodying in economic benefits and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. When there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

2.              Significant accounting policies (Contd.)

(n)                   Provisions and contingent liabilities (Contd.)

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Contingent assets are not recognized in the financial statements. However, contingent assets are assessed continually and if it is virtually certain that an inflow of economic benefits will arise, the asset and related income are recognized in the period in which the change occurs.

(o)                    Employee stock options

The Group determines the compensation cost based on intrinsic value method. The compensation cost is amortised on a straight line basis over the vesting period. Measurement and disclosure of the employee share-based payment plans is done in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the Guidance Note on Accounting for Employee Share-based Payments, issued by the Institute of Chartered Accountants of India.

(p)                    Cash and cash equivalents

Cash and cash equivalents for the purposes of cash flow statement comprise cash at bank and in hand and short-term investments with an original maturity of three months or less

(q)                    Interest in joint venture

The Company has a 49% interest in the assets, liabilities, expenses and income of the J R Kyushu System Solutions Inc., incorporated in Japan, which is involved in development of software.

The Company’s share of the assets, liabilities, income and expenses of the jointly controlled entity are as follows at 31 December

Liabilities	2011	2010
Reserve and surplus	10,234	874
Secured loans	—	876
Current liabilities	53,306	15,178
Provisions	53	31
Assets
Fixed assets (Gross block)	11,499	7,334
Accumulated depreciation on fixed assets	(4,473)	(1,122)
Net block	7,026	6,212
Sundry debtors	5,682	2,223
Cash and bank balances	14,786	13,781
Unbilled revenue	56,691	15,221
Loans and advances	537	652
Profit and loss account (debit balance)	4,826	4,826
Income
Sales and service income	147,592	26,172
Other Income	297	5
Expenditure
Personnel costs	8,106	7,062
Selling, general and administration costs	133,099	22,885
Depreciation	2,480	1,011
Interest costs	13	15
Provision for taxation	56	31
Capital commitment and contingent liability	Nil	Nil

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

3.              Business acquisitions

Acquisition of CHCS

Effective 9 June 2010, Patni Americas Inc., USA acquired 100% equity interest in CHCS from one of its Insurance customer. CHCS is a Third Party Administrator (“TPA”) providing services to Insurance companies. The primary purpose for the acquisition is to step into a new line of business as a TPA in the insurance and healthcare sector, to enhance Patni’s existing BPO capabilities to deliver end-to-end platform based solution and TPA services to insurance providers’ back office transactions. As part of acquisition, Patni obtained an assembled and trained work force of 250 employees. A considerable expenditure for recruiting, selecting and training would be required to replace these employees with individuals of comparable skills and expertise. The value of assembled and trained workforce is not included in purchase price summary but is included with the residual value of goodwill. The terms of the Stock Purchase Agreement provided for payment of cash consideration of  279,660 and an amount equal to the working capital to the selling shareholders. Acquisition-related expenses incurred by the Company amounted to  26,195, which have been recorded under selling, general and administrative expenses. This transaction has been accounted using the purchase method of accounting. The exceed of purchase price of  339,678 over the book value of assets and liabilities aggregating  229,237 has been accounted as goodwill.

Net current assets	60,249
Fixed assets	47,989
Deferred tax assets	2,203
Goodwill	229,237
Total purchase price	339,678

The aggregate goodwill recorded in these consolidated financial statements comprise the following:

	2011	2010
Goodwill
Patni USA	1,263,767	1,263,767
The Reference Inc	135,174	135,174
Patni Telecom Solutions Inc	2,557,981	2,557,981
Patni Life Sciences Inc	378,699	378,699
Logan-Orviss International Associates BV	261,399	261,399
CHCS Services Inc	229,237	229,237
Effect of foreign currency translation	679,171	11,803
Closing balances	5,505,428	4,838,060

Intellectual Property Rights

During the year ended 31 December 2007, Patni has, through its wholly owned subsidiary, Patni USA, acquired from one of its major customer, the worldwide rights for a software Proprietary Intellectual Property Rights (“IPR”) that enables communication service providers to offer customer management, retail point-of-sale and billing services for a variety of products and services. Cost of acquisition of the IPR amounting to  811,485 has been capitalised as an intangible asset and is being amortised over a period of ten years. The Group is using this intellectual property for the purposes of software licensing, provision of reusable IP-led IT services, managed services and provision of hosted or software-as-a-service solutions. A royalty of 5% is payable to the seller on such sales.

Due to adverse market conditions, during the year ended 31 December 2009 the Company reviewed the recoverability of the carrying amount of the IPR. Based on management estimate, the expected discounted cash flows from the use of this IPR was lower than the carrying amount and accordingly, an impairment charge of  237,562 for the year ended 31 December 2009 had been recorded and included under depreciation in the consolidated Profit and Loss Account. The new cost basis for this IPR as of 31 December 2010 was  433,187.

As of and during the year ended 31 December 2011, the Management assessed the carring amount and expected cash flow from this IPR and concluded that the carring amount of this IPR is not recoverable. Accordingly, the Company recorded an impairment charge of  401,010 for this IPR.

In June 2010, Patni, through its wholly owned subsidiary, Patni UK, acquired from one of its customer, an existing software Intellectual Property Rights (“IPR”) which is used for education sector management in UK and Ireland. Cost of acquisition

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

3.              Business acquisitions (Contd.)

Intellectual property Rights (contd).

of the IPR and marketing rights amounting to  558,032 has been capitalised as an intangible asset and is being amortised over a period of seven years. The Company intends to increase the revenue by sale of licenses in certain geographies along with significant use in horizontals or verticals other than the learning domain.

During the year, the Company evaluated this IPR and concluded that it was impaired as a result of substantial decline in expected cash flow and change in business strategy for usage of IPR. Accordingly, in the year ended 31 December 2011, the Company recorded an impairment charge of  490,834 .

The aggregate impairment charge of  891,844 for the year ended 31 December 2011.

4                 Segmental information

The Group’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, during predecessor period revenues represented along industry classes comprised the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting was performed on the basis of the geographical location of the customers. Consequent to iGATE acquiring majority ownership in the Company, there has been change in operational and management structure of the Company. With this change, the board of directors and Chief Executive Officer of the Company review the performance of the Company as one primary segment as IT and IT-enabled operations solutions and services. Secondary segmental reporting continues to be performed on the basis of the geographical segmentation since Company operates in various countries. The Company has assessed and concluded in that it operates in a single operating segment of IT and IT-enabled operations solutions and services considering similar risk and return for various types of services provided by the Company. The Company allocates resources in terms of employees and infrastructures based on the requirement of each project and are used interchangeably between various services.

Patni’s geographic segmentation is based on location of customers and comprises United States of America (“USA”), Europe, Japan, India and Others. Revenue in relation to geographic segments is categorised based on the location of the specific customer entity for which services are performed irrespective of the customer entity that is billed for the services and whether the services are delivered onsite or offshore. Categorisation of customer related assets in relation to geographic segments is based on the location of the specific customer entity which is billed for the services.

Significant portions of assets other than customer related assets are located in India except for goodwill which is significantly located in USA. The majority of additions to fixed assets are in India.

Geographic segments

As at 31 December 2011 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	27,665,892	4,894,559	1,182,001	777,606	1,159,350	35,679,408
Sundry debtors	5,403,739	1,290,369	125,945	242,206	251,877	7,314,136
Unbilled revenue	1,183,621	311,874	91,067	59,005	89,928	1,735,495

As at 31 December 2010 and for the year then ended

Particulars	USA	Europe	Japan	India	Others	Total
Sales and service income	25,462,280	3,636,223	985,219	702,849	1,094,276	31,880,847
Sundry debtors	4,208,747	745,616	77,089	221,090	185,976	5,438,518
Unbilled revenue	929,372	281,085	60,496	36,098	81,845	1,388,896

5.              Related party transactions

(a)	Related parties where control exists
Category of related parties
Holding Company and ultimate holding companies
	iGATE Corporation	with effect from 12 May 2011
	iGATE Holding Corporation	with effect from 12 May 2011
	iGATE Technologies Inc.	with effect from 12 May 2011
	Pan-Asia iGATE Solutions, (Mauritius)	with effect from 12 May 2011
Others
Patni Computer Systems Limited Employee Gratuity Fund
Patni Computer Systems Limited Employee Superannuation Trust

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

5.              Related party transactions (Contd.)

Joint Ventures
J R Kyushu Patni Systems Inc.
(b)	Related parties with whom transactions have taken place during the year Holding Company and ultimate holding companies
	iGATE Corporation	with effect from 12 May 2011
	iGATE Technologies Inc.	with effect from 12 May 2011
Fellow Subsidiaries
	iGATE Global Solutions Limited	with effect from 12 May 2011
	iGATE Technologies (Canada) Inc.	with effect from 12 May 2011
	Mascot Systems GmbH	with effect from 12 May 2011
Joint Ventures
J R Kyushu Patni Systems Inc.
Entities over which key management personnel exercise significant influence (Affiliates)
	PCS Technology Limited and its subsidiaries	ceased to be related party with effect from 12 May 2011
	Ashoka Computer Systems Private Limited	ceased to be related party with effect from 12 May 2011
	PCS Cullinet Private Limited	ceased to be related party with effect from 12 May 2011
	PCS Finance Private Limited	ceased to be related party with effect from 12 May 2011
	Ravi & Ashok Enterprises	ceased to be related party with effect from 12 May 2011
	iSolutions Inc.	ceased to be related party with effect from 12 May 2011
Parties with substantial interest
	Members of Patni family and their relatives (ceased to be related party with effect from 12 May 2011)	1)	Sadhana A. Patni
		2)	Amit Kumar G. Patni
		3)	Rajnikanta G. Patni
		4)	Apoorva A. Patni
		5)	Arihant G. Patni
		6)	Shruti Arihant Patni
		7)	Ruchi Patni
		8)	Aysuhi Amitkumar Patni
		9)	Aakriti Amitkumar Patni
		10)	Poonam patni
		11)	Vasoondhara A. Patni
	General Atlantic Mauritius Limited (‘GA’)	ceased to be related party with effect from 12 May 2011
Others
	Anirudh Patni	ceased to be related party with effect from 12 May 2011
Patni Computer Systems Limited Employee Gratuity Fund
(c)	Key management personnel and relative of key management personnel (KMP)
	Mr. Narendra K Patni	resigned with effect from 12 May 2011
	Mr. Ashok K Patni	resigned with effect from 12 May 2011
	Mr. Gajendra K Patni	resigned with effect from 8 February 2011
	Mr. Jeya Kumar	resigned with effect from 12 May 2011
	Mr. Phaneesh Murthy	appointed as CEO & Managing Director with effect from 12 May 2011
Mr. Derek Kemp

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

5.              Related party transactions (Contd.)

(d) Transactions and balances with related parties

						Parties
						with
	Holding		Fellow			substantial
Nature of the transaction	Company		Subsidiaries	Affiliates	KMP	interest	Others
Transactions during the year ended 31 December 2011
Remuneration	—		—	—	515,539	—	—
Sitting fees paid	—		—	—	100	—	—
Sales and service income	183,022		127,829	—	—	6,906	—
Purchase of fixed assets	—		10,215	—	—	—	—
Amount incurred on behalf of fellow subsidiary	—		10,406	—	—	—	—
Rent and other expenses	—		16,390	2,356	—	—	—
Contribution to Patni Computer Systems Limited Employee Gratuity Fund	—		—	—	—	—	92,233
Purchase of services	—	*	1,073,877	—	—	—	—
Employee stock compensation costs	38,311		—	—	—	—	—
Other services	—		11,182	—	—	—	—
Deposit received	—		—	1,545	—	—	—
Balances at 31 December 2011
Security deposits paid	—		—	203	—	—	—
Debtors	171,033		88,678	—	—	—	—
Unbilled revenue	16,116		64,944	—	—	—	—
Advances	—		92,855	—	—	—	—
Accounts payable	5,264		308,144	—	—	—	—
Remuneration payable to the directors	—		—	—	25,710	—	—
Transactions during the year ended 31 December 2010
Remuneration	—		—	—	193,202	—	—
Pension	—		—	—	48,329	—	—
No. of RSUs granted	—		—	—	240,500	—	—
Sitting fees paid	—		—	—	200	—	—
Sales and service income	—		—	—	—	18,433	—
Sale of vehicle	—		—	—	—	—	1,681
Rent and other expenses	—		—	4,328	—	—	—
Dividend paid	—		—	1,204,856	885,846	3,387,638	—
Contribution to Patni Computer Systems Limited Employee Gratuity Fund	—		—	—	—	—	30,000
Balances at 31 December 2010
Security deposits	—		—	1,748	—	—	—
Debtors	—		—	—	—	2,921	—
Accounts payable	—		—	2,849	—	—	—
Remuneration payable to the directors	—		—	—	109,331	—	—
Provision for pension benefits	—		—	—	541,767	—	—
Stock option outstanding	—		—	—	34,821	—	—

(*) In August 2011, Patni Americas, Inc. has entered into an agreement for sales and administrative support service with iGate Technologies Inc. As per the terms of an agreement, iGate Technologies Inc. will charge a sum of $49 million per annum for sales and marketing services rendered. In the month of August 2011, Patni Americas, Inc. has transferred 130 employees along with their liability (amounting to  172,584) to iGate Technologies Inc.

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

5.              Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under:

Particulars		2011	2010
Transactions during the year
i)	Remuneration
	Mr. Jeya Kumar	162,707	128,879
	Mr. Narendra K Patni	299,700	118,926
	Mr. Derek Kemp	44,441	28,195
	Mr. Ashok K Patni	—	(3,137)
	Mr. Gajendra K Patni	—	(3,137)
ii)	No of RSU’s granted
	Mr. Jeya Kumar	—	240,500
iii)	Sitting fees paid
	Mr. Ashok K Patni	60	100
	Mr. Gajendra K Patni	40	100
vi)	Sales and service income
	Holding Company
	iGATE Technologies Inc.	183,022	—
	Fellow Subsidiaries
	iGate Global Solution Limited	86,095	—
	Mascot Systems GmbH	41,734	—
	Affiliates
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	6,906	18,433
v)	Purchase of Fixed Asset
	Fellow Subsidiaries
	iGate Global Solution Limited	10,215	—
vi)	Dividend paid
	Affiliates
	iSolutions Inc.	—	1,204,856
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	—	1,512,321
	Mr. Arihant G. Patni	—	322,766
	Ms. Vasoondhara A. Patni	—	330,000
	Key Management Personnel
	Mr. Ashok K Patni	—	476,771
	Mr. Gajendra K Patni	—	269,894
	Mr. Narendra K Patni	—	139,181
vii)	Sale of vehicle
	Others
	Mr. Anirudh Patni	—	1,681
viii)	Amount incurred on behalf of fellow subsidiary
	Fellow Subsidiaries
	iGate Global Solution Limited	10,406	—
ix)	Rent and other expenses
	Fellow Subsidiaries
	iGATE Global Solutions Limited	16,390	—
	Affiliates
	Ashoka Computer Systems Private Limited	684	1,396
	PCS Cullinet Private Limited	953	1,531
	PCS Finance Limited	598	1,281
x)	Purchase of Services
	Fellow Subsidiaries
	iGATE Global Solutions Limited	1,067,040	—

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

5.              Related party transactions (Contd.)

Out of the above, transactions with related parties in excess of 10% of the total related party transactions are as under: (Contd.)

Particulars		2011	2010
xi)	ESOP Compensation
	Holding Company
	iGATE Technologies Inc.	38,311	—
xii)	Other Services
	Fellow Subsidiaries
	iGATE Global Solutions Limited	11,182	—
xiii)	Deposits received
	Affiliates
	Ashoka Computer Systems Private Limited	540	—
	PCS Cullinet Private Limited	525	—
	PCS Finance Limited	450	—
xiv)	Contribution to Patni Computer Systems Limited Employee Gratuity Fund
	Others
	Contribution to Patni Computer Systems Limited Employee Gratuity Fund	92,233	30,000
	Balances as at the year end
i)	Security deposits
	Affiliates
	Ashoka Computer Systems Private Limited	—	591
	PCS Cullinet Private Limited	—	627
	PCS Finance Limited	—	501
ii)	Debtors
	Holding Company
	iGATE Technologies Inc.	171,033	—
	Fellow Subsidiaries
	iGate Global Solution Limited	85,566	—
	Affiliates
	Parties with substantial interest
	General Atlantic Mauritius Limited (‘GA’)	—	2,921
iii)	Advances
	Fellow Subsidiaries
	iGATE Global Solutions Limited	92,855	—
iv)	Unbilled revenue
	Holding Company
	iGATE Technologies Inc	16,116	—
	Fellow Subsidiaries
	iGATE Global Solutions Limited	27,864	—
	Mascot Systems GmbH	37,080	—
v)	Amounts payable
	Holding Company
	iGATE Technologies Inc.	5,264	—
	Fellow Subsidiaries
	iGATE Global Solutions Limited	308,144	—
	Affiliates
	PCS Cullinet Private Limited	—	847
	Ashoka Computer Systems Private Limited	—	1,105
	PCS Finance Limited	—	808
vi)	Remuneration payable to the directors
	Mr. Jeya Kumar	—	54,989
	Mr. Derek Kemp	25,710	7,975
vii)	Stock option outstanding
	Mr. Jeya Kumar	—	34,821
viii)	Provision for pension benefits
	Mr. Narendra K Patni	—	429,020
	Mr. Ashok K Patni	—	65,541
	Mr. Gajendra K Patni	—	47,205

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

6.              Leases

Finance lease:

The Group has acquired certain vehicles under finance lease for a non-cancellable period of 4 to 5 years. At the inception of the lease, fair value of such vehicles has been recorded as an asset under gross block of vehicles with a corresponding lease obligation recorded under secured loans. There is no escalation clause in the lease aggrement. There are no restriction imposed by lease arrangements. Fixed assets include the following amounts in relation to the above leased assets:

	31 December	31 December
As at	2011	2010
Gross block of vehicles	22,512	18,524
Less: Accumulated depreciation	9,625	8,805
Net block	12,887	9,719

Total minimum lease payments and maturity profile of finance leases at the balance sheet date, the element of interest included in such payments, and the present value of the minimum lease payments as of 31 December 2011 are as follows:

	Total minimum	Interest included	Present value of
	lease payments	in minimum lease	minimum lease
Particulars	oustanding	payments	payments
31 December 2011
No later than one year	5,241	1,411	3,830
Later than one year and not later than five years	9,660	1,479	8,181
Totals	14,901	2,890	12,011
31 December 2010
No later than one year	4,699	818	3,881
Later than one year and not later than five years	7,696	928	6,768
Total	12,395	1,746	10,649

Operating lease:

The Group has taken certain office spaces and accommodation for its employees under operating lease agreements, which expires at various dates through year 2018. Some of the lease agreement have a price escalation clause. The lease rental expense recognized in the profit and loss account for the year is  437,295 (2010 :  485,607). The escalation amount for non-cancellable operating lease payable in future years and accounted for by the Company is  7,589. There are no subleases. Future minimum lease payments and the payment profile of non-cancellable operating leases are as follows:

	31 December	31 December
Particulars	2011	2010
No later than one year	140,330	120,133
Later than one year and not later than five years	214,370	280,626
	354,700	400,759

7.                Taxes

		31 December	31 December
		2011	2010
a)	Provision for tax expense consists of the following:
	Current taxes
	- Indian (refer Note c)	914,072	1,257,624
	- Foreign	(250,262)	239,325
	- MAT credit entitlement	(222,482)	(709,288)
		441,328	787,661

	Deferred tax expense/(credit)
	- Indian	248,254	118,589
	- Foreign	25,888	(69,179)
		274,142	49,410
		715,470	837,071

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

7.              Taxes (Contd.)

		31 December	31 December
		2011	2010
b)	The significant components of deferred tax asset and liability consists of the following:
	Deferred tax assets
	Provision for retirement benefits	498,495	378,386
	Provision for bad and doubtful debts	24,874	20,882
	Deferred revenue, net	38,970	17,297
	Intangible assets	318,588	120,049
	Unbilled revenue	49,716	23,871
	Accrued expenses	72,653	153,479
	Carry forward loss	3	69,128
	Unrealised loss on derivatives	239,350	58,298
	Employee stock compensation costs	9,055	41,529
	Depreciation	(93,294)	(169,425)
	Others	(23,023)	(18,429)
	Deferred tax assets, net	1,135,387	695,065
	Deferred tax liabilities
	US branch profit taxes	(147,070)	(68,372)
	Others	28,961	37,126
	Deferred tax liabilities, net	(118,109)	(31,246)

c)

The Statute of limitation period for the March 2008 and March 2007 tax return of the US Branch of the Company expired in December 2011 and December 2010 respectively i.e. on expiry of 3 years from the date of filing which was 15 December 2008 and 15 December 2007. Hence the Company has reversed the provision for that year on account of taxes and interest. Accordingly the following amounts have been included in the Income Statement for the year ended 31 December 2011 and 2010.

	31 December	31 December
	2011	2010
Reversal of interest expense*	(43,341)	(47,572)
Decrease in income taxes -current	(354,501)	(301,064)
Increase in income taxes -deferred	7,883	19,145
Total	(389,959)	(329,491)

* Included in ‘Other Income’

8.              Commitment and contingent liabilities

			31 December	31 December
			2011	2010
i)	Capital and other commitments
	a)	Capital commitments Estimated amount of unexecuted
		Estimated amount of unexecuted capital contracts (net of advances)	134,575	2,434,693
	b)	Outstanding letter of credit	4,404	—
			138,979	2,434,693
ii)	Contingent Liabilities
	a)	Disputed Income Tax	5,395,507	3,745,312
	b)	Outstanding bank guarantees	49,333	176,534
			5,444,840	3,921,846

Estimated amount of contracts remaining to be executed on capital account and not provided for includes cases wherein purchase orders have been released and work has either not commenced or has been partially completed.

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

8.              Commitment and contingent liabilities (Contd.)

The Company has received the Income Tax Demand orders, amounting to  5,395,509 for the relevant Assessment Years (A.Y) 2002-03, 2003-04, 2004-05, 2005-06, 2006-07, 2007-08. The assessment orders demand is raised mainly on account of disallowance of certain 10A benefits and transfer pricing adjustment on account of interest on delayed recoveries from Associated Enterprises and BPO operation. Although the Company has paid certain amounts related to these demands pending various levels of appeals, management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2011, the income tax department has issued the draft assessment order for A.Y 2008-09 disallowing the tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a transfer pricing adjustment for delayed recoveries from the Associated Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel newly set up under the Income Tax Act. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The Company is involved in lawsuits and claims which arise in ordinary course of business. Management believes that the ultimate outcome of these matters will not have a material adverse impact on its financial position, results of operations and cash flows.

9.              Derivative Financial Instruments and Hedge Accounting

Foreign currency forward and option contracts

The Group is exposed to foreign currency fluctuations on foreign currency assets/liabilities, forecasted cash flows denominated in foreign currency. The use of derivatives to hedge foreign currency forecasted cash flows is governed by the Company’s strategy, which provides principles on the use of such forward contracts and currency options consistent with the Company’s Risk Management Policy. The counter party in these derivative instruments are banks and the Company considers the risks of non-performance by the counter party as non-material. A majority of the forward foreign exchange/option contracts mature between one to seventeen months and the forecasted transactions are expected to occur during the same period. The Company does not use forward contracts and currency options for speculative purposes.

The following table presents the aggregate contracts principle amounts of the Group’s derivative contracts outstanding :

	31 December	31 December
Sell Covers	2011	2010
	INR equivalent	INR equivalent
USD/INR	18,112,031	13,826,828
JPY/USD	51,421	274,806
GBP/USD	1,097,753	605,482
EUR/INR	113,297	—
	19,374,502	14,707,116

	31 December	31 December
Options	2011	2010
Range Forward
USD/INR	265,300	223,500
	265,300	223,500

The following table summarises activity in the hedging reserve related to all derivative financial instruments classified as cash flow hedges during the years ended 31 December 2011 and 31 December 2010:

	31 December	31 December
Particulars	2011	2010
(Loss)/gain as at the beginning of the year	(36,132)	77,008
Unrealised gain on cash flow hedging derivatives during the year	716,736	377,621
Net income reclassified into profit and account on occurrence of hedged transactions	1,093,265	(490,761)
Gain/(loss) as at the end of the year (refer Note 1 and 2 below)	1,773,869	(36,132)

As of the balance sheet date, the Company’s net foreign currency exposure that is not hedged is  29,780 (2010 :  42,604).

Notes:

1.               Balance as at year end is inclusive of deferred tax liability of  510,001 (2010 :  10,996).

2.               At 31 December 2011, the estimated net amount of existing loss that is expected to be reclassified into the profit and loss account within the next twelve months is  1,774,862 (previous year loss of:  295,732).

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

10.            Employee stock compensation plans

On 30 June 2003 Patni established the ‘Patni ESOP 2003’ plan (‘the plan’). Under the plan, the Company is authorised to issue up to 11,142,085 equity shares to eligible employees. Employees covered by the Plan are granted an option, which may be based on service or performance criteria, to purchase shares of the Company subject to the requirements of vesting. The options vest in a graded manner from one year to four years and expire at the end of five years from the date of vesting. The Stock based compensation expense is recognized over the vesting term of each separately vesting portion of an award (accelerated amortisation method). A compensation committee constituted by the Board of Directors of the Company administers the plan. The plan has been amended to enable the Company to issue up to 2,000,000 ADR linked options (wherein one ADR linked option is equal to two equity shares of the Company) to the employees of the Company as well as its subsidiaries. Accordingly, “Patni ESOP 2003- Revised 2009” has come into force with effect from 21 June 2006. The same has been approved by shareholders in it’s meeting held on 30 June 2003.

In June 2009, the shareholders authorised the Company to issue upto an additional 8,000,000 equity shares to eligible employees under the 2003 ESOP Plan (hereinafter referred to as the “ESOP Plan”).

The exercise price of the grant approximated the fair value of the underlying equity shares at the date of the grant, except in the case of restricted stock units, where in the exercise price for the grants offered to employees is at face value of the share price.

Stock options* activity under the plan is as follows:

		Year ended 31 December 2011
		Range of	Weighted	Weighted average
	Shares arising	exercise	Average	remaining contractual
	out of options	prices	Exercise Price	life (months)
Outstanding at the beginning of the year	2,315,895	2	2	59
	1,500,000	106	106	68
	150,000	112	112	71
	101,853	145	145	17
	1,078,460	254-338	332	37
	1,355,740	339-493	440	49
Outstanding at the beginning of the year	6,501,948		177
Granted during the year	20,250	2	2	85
Granted during the year	20,250		2
Forfeited during the year	288,987	2	2	—
	2,980	145	145	—
	134,588	254-338	334	—
	436,070	339-493	452	—
Forfeited during the year	862,625		281
Exercised during the year	1,611,627	2	2	—
	750,000	106	106	—
	150,000	112	112	—
	35,124	145	145	—
	390,997	254-338	330	—
	137,305	339-493	412	—
Exercised during the year	3,075,053		107	—
Expired during the year	16,751	145	145	—
	74,674	254-338	338	—
	48,599	339-493	446	—
Expired during the year	140,024		352
Outstanding at the end of the year	435,531	2	2	60
	750,000	106	106	—
	46,998	145	145	11
	478,201	254-338	333	34
	733,766	339-493	438	39

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

10.            Employee stock compensation plans (Contd.)

		Year ended 31 December 2011
		Range of	Weighted	Weighted average
	Shares arising	exercise	Average	remaining contractual
	out of options	prices	Exercise Price	life (months)
Outstanding at the end of the year	2,444,496		217
Exercisable at the end of the year	342,481	2	—	56
	750,000	106	—	—
	46,998	145	—	11
	369,626	254-338	—	26
	661,516	339-493	—	31
Exercisable at the end of the year	2,170,621		—

		Year ended 31 December 2010
		Range of	Weighted	Weighted average
	Shares arising	exercise	Average	remaining contractual
	out of options	prices	Exercise Price	life (months)
Outstanding at the beginning of the year	2,246,900	2	2	72
	277,675	145	145	24
	274,000	112	112	82
	1,500,000	106	106	80
	2,279,076	254-338	332	40
	1,806,926	339-493	437	57
Outstanding at the beginning of the year	8,384,577		212
Granted during the year	1,043,940	2	2	90
	60,000	339-493	471	61
Granted during the year	1,103,940		27
Forfeited during the year	6,000	145	145	—
Forfeited during the year	6,000		145
Exercised during the year	832,217	2	2	—
	124,000	112	112	—
	155,846	145	145	—
	957,483	254-338	333	—
	184,922	339-493	407	—
Exercised during the year	2,254,468		192
Expired during the year	142,728	2	2	—
	13,976	145	145	—
	243,133	254-338	327	—
	326,264	339-493	447	—
Expired during the year	726,101		314
Outstanding at the end of the year	2,315,895	2	2	59
	1,500,000	106	106	68
	150,000	112	112	71
	101,853	145	145	17
	1,078,460	254-338	332	37
	1,355,740	339-493	440	49
Outstanding at the end of the year	6,501,948		177
Exercisable at the end of the year	264,354	2	—	52
	375,000	106	—	50
	101,853	145	—	17
	789,210	254-338	—	26
	951,240	339-493	—	36
Exercisable at the end of the year	2,481,657		—

* Includes stock options granted to employees of subsidiary companies.

The Company has allotted 3,075,053 (2010: 2,293,048) number of shares at par value of  2 per share to the employee’s on the exercise of the options for the year ended 31 December 2011.

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

10.            Employee stock compensation plans (Contd.)

Patni uses the intrinsic value method of accounting for its employee stock options. Patni has therefore adopted the pro-forma disclosure provisions as required by the Guidance Note on “Accounting for Employee Share-based payments” issued by the ICAI with effect from 1 April 2005. Had the compensation cost been determined in a manner consistent with the fair value approach described in the aforesaid Guidance Note, Patni’s net profit and EPS as reported would have been adjusted to the pro-forma amounts indicated below:

Particulars	31 December 2011	31 December 2010
Profit for the year after taxation as reported	4,014,571	6,231,715
Add : Stock based employee compensation determined under the intrinsic value method	249,067	345,254
Less : Stock based employee compensation determined under the fair value method	227,004	403,206
Proforma profit	4,036,634	6,173,763
Reported earnings per equity share of 2 each
- Basic	30.07	47.90
- Diluted	29.58	46.44
Pro-forma earnings per equity share of 2 each
- Basic	30.23	47.45
- Diluted	29.75	46.01

The stock based compensation disclosed above is with respect to all stock options granted on or after 1April 2005.

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for equity linked options.

	31 December	31 December
	2011	2010
Dividend yield	0.67%	0.60% - 1.06%
Weighted average dividend yield	0.67%	0.68%
Expected life	3.5 - 5.5 years	3.5 - 6.5 years
Risk free interest rates	8.29% - 8.37%	6.81% - 7.96%
Volatility	38.47% - 39.13%	37.69% - 42.84%
Weighted Average Volatility	38.84%	41.85%

The fair value of each stock option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions for ADR Linked Options:

	31 December	31 December
	2011	2010
Dividend yield	0.68%	0.60% - 1.06%
Weighted average dividend yield	0.68%	0.64%
Expected life	3.5 - 5.5 years	1.0 - 6.5 years
Risk free interest rates	0.58% - 1.15%	0.48% - 2.93%
Volatility	38.27% - 40.64%	30.54% - 46.33%
Weighted average volatility	39.71%	32.14%

The expected volatility was determined based on historical volatility data.

The compensation expense for RSU’s granted is accounted as per Intrinsic value method and shown under the head personnel cost as stated below:

	31 December	31 December
	2011	2010
Personnel cost	249,067	345,254

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

11.            The details of investments in mutual funds

			31 December		31 December
		Face	2011		2010
Particulars		Value	Units	Amount	Units	Amount
I.	Dividend/income fund
A	Daily Dividend
	Reliance Liquidity Fund	10	99,989,324	1,000,147	—	—
	DSP BlackRock Liquidity Fund - Institutional Plan	1,000	817,476	817,734	—	—
	Templeton India Ultra-short Bond Fund - Super Institutional	10	66,038,540	661,151	—	—
	Birla Sun Life Floating Rate Fund - Short Term Plan	100	6,131,403	613,263	—	—
	DWS Insta Cash Plus Fund Super Institutional Plan	100	4,985,859	500,102	—	—
	Templeton India Treasury Management Account -Super Institutional Plan	1,001	385,976	386,235	—	—
	Birla Sun Life Cash Plus-Institutional Premium Plan	100	2,818,870	282,436	—	—
	Birla Sun Life Cash Manager - Plan A	100	2,803,087	280,393	—	—
	Birla Sun Life Floating Rate Fund-Short Term Plan	100	2,510,292	251,079	—	—
	ICICI Prudential Liquid Plan - Super Institutional	100	2,406,766	240,731	—	—
	Templeton India Treasury Management Account - Super Institutional Plan	1,001	239,876	240,038	—	—
	Religare Liquid Fund - Super Institutional	1,001	180,414	180,556	—	—
	DSP BlackRock Money Manager Fund - Institutional Plan	1,001	118,770	118,865	—	—
	IDFC-Money Manager Fund - Treasury Plan C	10	1,684,025	16,843	—	—
	Birla Sun Life Cash Plus-Institutional Premium Plan	100	11,036	1,106	—	—
	Birla Sun Life Floating Rate Fund - Short Term Plan	100	708,641	70,878	—	—
	IDFC CF-Plan C - LIQUID	10	813,172	813,375	3,512,345	35,132
	TATA Liquid Super High Investment Fund	1,115	722,265	804,979	203,882	227,230
	HDFC Liquid Fund - Premium Plan	12	—	—	40,790,685	500,086
	IDFC Cash Fund - Super Institutional Plan C	10	—	—	38,377,184	383,868
	IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C	10	—	—	15,254,123	152,564
	Total			7,279,911		1,298,880
B	Weekly Dividend
	Tata Floater Fund	10	50,424,340	508,494	—	—
	DWS Ultra Short Term Fund - Inst Plan	10	35,759,163	360,543	—	—
	IDFC-Money Manager Fund-Investment Plan - Inst Plan B	10	24,261,872	244,191	—	—
	HSBC Income Fund - Short Term - Inst. Plus	10	15,341,150	154,260	—	—
	ICICI Prudential Flexible Income Plan Premium	106	1,045,073	110,236	—	—
	Religare Short Term Plan - Regular	10	9,087,890	92,601	—	—
	IDFC-Money Manager Fund-Investment Plan	10	4,329,209	43,607	—	—
	Reliance Money Manager Fund-Institutional Plan	1,003	41,211	41,300	—	—
	Tata Floater Fund	10	9,866,746	99,484	15,851,656	159,834
	TATA Floater Fund	10	15,242,644	153,704	8,005,714	80,708
	ICICI Prudential Flexible Income Plan	105	596,497	62,902	557,011	58,738
	Birla Sunlife Liquid Plus Institutional	10	708,255	70,902	6,611,834	66,105
	Reliance Medium Term Fund	17	3,690,044	63,096	3,446,164	58,932

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

11.            The details of investments in mutual funds (Contd.)

			31 December		31 December
		Face	2011		2010
Particulars		Value	Units	Amount	Units	Amount
B	Weekly Dividend (Contd.)
	IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C	10	9,705,306	97,464	8,331,900	83,610
	HDFC Cash Management Fund - Treasury Advantage Plan	10	8,603,285	86,249	8,045,463	80,630
	Kotak Floater Long Term	10	8,566,483	86,256	7,997,615	80,523
	Reliance Liquid Fund - Cash Plan	11	—	—	36,650,995	400,115
	IDFC-Money Manager Fund - Treasury Plan	10	—	—	7,588,343	76,264
	ICICI Prudential Flexible Income Plan Premium	105	—	—	62,374	6,577
	Total			2,275,289		1,152,036
C.	Fortnightly Dividend
	IDFC - SSIF - ST - Plan C	10	25,104,823	244,182	—	—
	IDFC - SSIF - ST - Plan C	11	15,082,539	161,650	—	—
	ICICI Prudential Short Term Plan - Institutional Plan	12	20,847,871	250,643	20,010,930	237,138
	G75 IDFC - SSIF - ST - Plan D	10	—	—	15,348,843	154,482
				656,475		391,620
D.	Monthly Dividend
	IDFC Ultra Short Term Fund	10	25,602,613	258,739	—	—
	Kotak Bond Short Term Plan	10	10,465,488	105,221	—	—
	HDFC Short Term Plan	10	7,915,672	81,694	7,416,595	76,546
	Reliance Short Term Fund - Retail Plan	11	15,149,458	161,789	14,342,616	152,364
	ICICI Prudential Long Term Floating Rate plan C	10	—	—	20,135,761	201,954
	Total			607,443		430,864
E.	Quarterly Dividend
	ICICI Prudential interval fund II Quarterly Interval Plan D	10	10,000,000	100,000	39,701,839	400,000
	Birla Sun Life Quarterly - Series 4	10	—	—	20,408,431	204,084
	Birla Sunlife Interval Income Fund - Instititutional Quarterly Series 1	10	—	—	20,000,000	200,000
	Kotak Quarterly Interval Plan Series 7	10	—	—	19,997,200	200,000
	ICICI Prudential Interval Fund II Quarterly Interval Plan B	10	—	—	15,328,264	153,283
	Total			100,000		1,157,367
F.	Income Funds
	DSP BlackRock FMP - 12M - Series 12	10	25,000,000	250,000	—	—
	DSP BlackRock FMP - 12M - Series 13	10	25,000,000	250,000	—	—
	ICICI Prudential Fixed Maturity Plan - Series 53 - 1 Year Plan F	10	20,000,000	200,000	—	—
	ICICI Prudential Fixed Maturity Plan - Series 55 - 1 Year Plan A	10	18,700,000	187,000	—	—
	DSP BlackRock - Series 21 - 3M	10	15,000,000	150,000	—	—
	Kotak FMP Series 38 (370 Days)	10	15,000,000	150,000	—	—
	Kotak FMP Series 48 (272 Days)	11	15,000,000	150,000	—	—
	ICICI Prudential Fixed Maturity Plan - Series 55 - 1 Year Plan C	10	15,000,000	150,000	—	—
	Reliance Fixed Horizon Fund - XIX - Series 6	10	15,000,000	150,000	—	—

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

11.       The details of investments in mutual funds (Contd.)

			31 December		31 December
		Face	2011		2010
Particulars		Value	Units	Amount	Units	Amount
F.	Income Funds (Contd.)
	Kotak FMP Series 37 (370 Days)	10	14,500,000	145,000	—	—
	Birla Sun Life Fixed Term Plan - Series CO	10	14,000,000	140,000	—	—
	Kotak FMP Series 34 (370 Days)	10	14,000,000	140,000	—	—
	Kotak FMP Series 32 (370 Days)	10	12,000,000	120,000	—	—
	Tata Fixed Maturity Plan Series 30 Scheme A	10	11,781,301	117,813	—	—
	IDFC FMP - QS 67	10	10,350,000	103,500	—	—
	DSP BlackRock FMP - Series 19 - 3M	10	10,106,373	101,064	—	—
	DWS Fixed Term Fund - Series 86 (DFTF - 86)	10	10,000,000	100,000	—	—
	DSP BlackRock FMP - Series 22 - 3M	10	10,000,000	100,000	—	—
	DSP BlackRock FMP - Series 26 - 3M	10	10,000,000	100,000	—	—
	Religare Fixed Maturity Plan - Series IV - Plan F (368 Days)	10	10,000,000	100,000	—	—
	Religare Fixed Maturity Plan - Series IX - Plan C (182 days)	10	10,000,000	100,000	—	—
	Kotak Quarterly Interval Plan Series 6	10	7,997,761	80,000	—	—
	DWS Fixed Term Fund - Series 82 (DFTF - 82)	11	5,000,000	50,000	—	—
	DSP BlackRock Fixed Maturity Plan 3 month Series 25	10	10,000,000	100,000	15,000,000	150,000
	DSP BlackRock Fixed Maturity Plan - 3 month - Series 23	10	—	—	40,010,400	400,104
	Birla Sun life Short term Fixed Maturity Plan Series 2	10	—	—	35,004,869	350,049
	Kotak Quarterly Interval Plan Series 8	10	—	—	34,958,505	349,586
	DSP BlackRock Fixed Maturity Plan - 3 month - Series 22	10	—	—	32,100,000	321,000
	DSP Blackrock Fixed Maturity Plan - 3 month Series 21	10	—	—	30,000,000	300,000
	ICICI Prudential Blended Plan B - II	10	—	—	28,840,330	300,000
	ICICI Prudential Fixed Maturity Plan - Series 53 - One Year Plan C-Cumulative	10	—	—	22,000,000	220,000
	Religare Fixed Maturity Plan Sr IV A - 3 month	10	—	—	20,400,000	204,000
	Kotak Quarterly Interval Plan Series 6	10	—	—	20,000,000	200,000
	Religare Fixed Maturity Plan Sr IV Plan C (3 Months)	10	—	—	20,000,000	200,000
	Kotak Quarterly Interval Plan Series 8	10	—	—	16,727,513	167,276
	BNP Paribas Fixed Term Fund Series 17D - Fixed Maturity Plan	10	—	—	15,000,000	150,000
	Reliance Fixed Horizon Fund 16 sr 2	10	—	—	14,015,690	140,157
	Birla Fixed Term Plan Sr. CG investment	10	—	—	10,000,000	100,000
	DSP BlackRock Fixed Maturity Plan - 12 Month - Series 9	10	—	—	10,000,000	100,000
	Kotak Fixed Maturity Plan 6M series 9	10	—	—	10,000,000	100,000
	Total			3,234,377		3,752,172
II.	Growth Fund
	Birla Sun Life Fixed Term Plan - Series CK	11	30,000,000	300,000	—	—
	ICICI Prudential Fixed Maturity Plan - Series 56 - 1 Year Plan B Cumulative	11	25,000,000	250,000	—	—

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

11.  The details of investments in mutual funds (Contd.)

			31 December		31 December
		Face	2011		2010
Particulars		Value	Units	Amount	Units	Amount
II.	Growth Fund (Contd.)
	ICICI Prudential Fixed Maturity Plan - Series 56 - 1 Year Plan A Cumulative	11	18,000,000	180,000	—	—
	HDFC FMP 375D JULY 2011 (2)	10	15,000,000	150,000	—	—
	Kotak FMP Series 30 (370 Days)	11	15,000,000	150,000	—	—
	Kotak FMP Series 40 (370 Days)	11	15,000,000	150,000	—	—
	Kotak FMP Series 57 (370 Days)	10	12,000,000	120,000	—	—
	IDFC FMP - YS - 43	10	10,000,000	100,000	—	—
	HSBC Fixed Term Series 79	11	10,000,000	100,000	—	—
	Kotak FMP Series 52 (370 Days)	10	10,000,000	100,000	—	—
	Kotak FMP Series 56 (370 Days)	10	10,000,000	100,000	—	—
	Kotak FMP Series 59 (160 Days)	10	10,000,000	100,000	—	—
	TFMP Series 31 Scheme C	11	10,000,000	100,000	—	—
	TFMP 37 Scheme A	10	8,000,000	80,000	—	—
	DSP Blackrock FMP - 3M Series 24	10	7,000,000	70,000	—	—
	Reliance Fixed Horizon Fund - XX - Series 22	10	7,000,000	70,000	—	—
	Kotak Fixed Maturity Plan 370 Days Series 29	10	15,000,000	150,000	15,000,000	150,000
	DSP BlackRock Fixed Maturity Plan 12 Month Series 10	10	—	—	30,000,000	300,000
	Kotak Fixed Maturity Plan Sr 28	10	—	—	25,010,419	250,011
	Religare Fixed Maturity Plan - Series IV - Plan E	10	—	—	25,000,000	250,000
	Reliance Fixed Horizon Fund - XVI - Series 5	10	—	—	20,008,551	200,086
	DWS Fixed Term Fund- Series 77	10	—	—	20,000,000	200,000
	Kotak Fixed Maturity Plan 370 Days Series 10	10	—	—	10,001,418	100,014
	Religare Fixed Maturity Plan - Series - III Plan F (370 Days)	10	—	—	10,000,000	100,000
	Kotak Fixed Maturity Plan 370 Days Series 10	10	—	—	6,090,602	60,906
	ICICI Prudential Interval Fund - Annual Interval Plan IV	12	—	—	4,317,548	50,328
	ICICI Prudential Interval Fund - Annual Interval Plan IV	12	—	—	4,289,379	50,000
	DSP Blackrock FMP - 3M Series 24	10	—	—	15,000,000	150,000
	Total			2,270,000		1,861,345
	Grand Total			16,423,495		10,044,284
III.	Other Investments - Certificate of deposits
	State Bank of Travancore	97,554	5,000	456,942	2,500	243,884
	Corporation Bank	94,721	—	—	5,000	473,606
	United Bank of India	99,387	—	—	2,500	248,468
	Syndicate Bank	97,963	—	—	2,500	244,907
	Punjab National Bank	97,927	—	—	2,500	244,818
	Canara Bank	97,844	—	—	2,500	244,612
	HDFC Bank Limited	97,773	—	—	2,500	244,433
	Andhra Bank	97,701	—	—	2,500	244,252
	State Bank of Bikaner and Jaipur	97,448	—	—	2,500	243,620
	Total			456,942		2,432,600

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

12.  Statement of Utilisation of ADS Funds

			31 December	31 December
	No of shares	Price	2011	2010
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262	5,739,262
Share issue expenses			369,406	369,406
Net proceeds			5,369,856	5,369,856
Deployment :
1 Held as short term investments			593,040	883,399
2 Utilised for capital expenditure for office facilities			4,776,816	4,486,457
Total			5,369,856	5,369,856

13.       Employee Benefit Plans

The Company has calculated the various benefits provided to employees as under:

A.            Defined Contribution Plans and State Plans

During the year the Company has recognized the following defined	31 December	31 December
contribution benefits in the Profit and Loss Account:	2011	2010
Superannuation Fund	22,109	21,899
Employer’s contribution to Employees’ State Insurance	8,331	6,771
Employer’s contribution to Employees’ Pension Scheme	24,908	63,825
Employer’s contribution to providend fund	296,280	211,198
Total	351,628	303,693

B.            Defined Benefit Plans

(i)            Gratuity Benefits

In accordance with the Payment of Gratuity Act, 1972, Patni provides for gratuity, a defined retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s defined portion of last salary and the years of employment with the Company.

Patni contributes each year to a gratuity fund based upon actuarial valuations performed by an actuary. The fund is administered by Patni through a trust set up for the purpose. All assets of the plan are owned by the Trust and comprise of approved debts and other securities and deposits with banks.

	31 December	31 December
Amount recognized in Balance Sheet	2011	2010
Present Value of Obligations	458,586	375,534
Fair Value of Plan Assets	(325,137)	(268,558)
Net Liability	133,449	106,976
Expense recognized in Statement of Profit and Loss Account
Current Service Cost	71,828	54,268
Interest on Defined Benefit Obligations	29,724	21,434
Expected Return on Plan Assets	(19,293)	(19,563)
Net Actuarial Losses recognized in the year	41,547	6,332
Past Service Costs	—	34,073
Total included in “Personnel Cost”	123,806	96,544

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

13          Employee Benefit Plans (Contd.)

Changes in present value of Defined Benefit Obligations are as follows :

	31 December	31 December
	2011	2010
Opening Defined Benefit Obligations	375,534	314,920
Current Service Cost	71,828	54,268
Interest Cost	29,724	21,434
Actuarial Losses/(Gain)	50,943	(4,941)
Past service costs	—	34,073
Benefits Paid	(69,443)	(44,220)
Closing Defined Benefit Obligations	458,586	375,534
Opening Fair Value of Plan Assets	268,558	273,266
Expected Return on Plan Assets	19,293	19,563
Actuarial Losses/(Gain)	9,395	(11,273)
Contributions by Employer	94,053	31,167
Benefits Paid	(66,162)	(44,165)
Closing Fair Value of Plan Assets	325,137	268,558
Expected Employer’s Contribution Next Year	154,264	68,312
Plan assets have been invested in corporate bonds, mutual funds and Government of India securities
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	8.20%	7.65%
Employee Turnover	—	—
Expected Rate of Return on Assets (p.a.)	7.50%	7.50%
Salary increase Rate (p.a.)	10% for first 2 years, 8% for next 3 years & 6% thereafter	10% for first 2 years, 8% for next 3 years & 6% thereafter

	31 December	31 December	31 December	31 December	31 December
EXPERIENCE ADJUSTMENTS	2007	2008	2009	2010	2011
Defined Benefit Obligations	261,896	296,451	313,877	375,534	458,586
Plan Assets	228,521	223,136	273,266	268,558	325,137
Deficit	(33,375)	(73,315)	(40,611)	(106,976)	(133,449)
Experience Adjustments on Plan Liabilities	3,993	1,550	(3,654)	(19,490)	52,406
Experience Adjustments on Plan Assets	(4,544)	6,903	(1,543)	(11,273)	9,395

	31 December		31 December
Composition of plan assets :	2011	%	2010	%
Central/State Government Securities	2,778	1%	2,910	1%
Investment in Government Securities based funds	186,607	57%	91,957	34%
Public Sector/Financial Institutions/ Bank bonds/Term deposits/ Rupee Bonds	135,752	42%	173,691	65%
	325,137	100%	268,558	100%

(ii)        Pension Benefits

Two former founder directors of Patni India are entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible individual reaches the age of 65 years in respect and is payable to the respective individuals or the surviving spouse.

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

13.       Employee Benefit Plans (Contd.)

In 2011, the Company settled the pension liability for one of the founder directors by purchasing non-participating annuity contract. The funding discharges the Company of all future pension obligations to this individual.

For the other founder director, the payment of pension will start when he reaches the age of 65. The Company has invested in a plan with Life Insurance Corporation of India which will mature at the time the founder director will reach the age of 65. Since the Company is obligated to fund the shortfall, if any, between annuity payable and the value of plan asset, the pension liability is actuarially valued at each balance sheet date.

With regard to former founder directors’ pension plans, the following table sets forth the plan’s funded status and amounts recognized in the Company’s consolidated balance sheet.

Pension Benefits - Indian Directors

Amount to be recognized in Balance Sheet

	31 December	31 December
	2011	2010
Present Value of Funded Obligations	53,808	112,747
Fair Value of Plan Assets	(52,328)	—
Net Liability	1,480	112,747

Expense recognized in Statement of Profit and Loss Account

	31 December	31 December
	2011	2010
Current Service Cost	—	—
Interest on Defined Benefit Obligations	8,391	7,996
Net Actuarial Gains recognized in the Year	(2,756)	(14,271)
Total included in “Personnel cost”	5,635	(6,275)

Change in Defined Benefit Obligations

	31 December	31 December
	2011	2010
Opening Defined Benefit Obligations	112,747	125,133
Interest Cost	8,391	7,996
Actuarial Gain	(2,756)	(14,271)
Benefits Paid*	(64,574)	(6,111)
Closing Defined Benefit Obligations	53,808	112,747
Expected Employer’s Contribution Next Year	—	6,111
Opening Fair Value of Plan Assets
Expected Return on Plan Assets	—	—
Actuarial Gain/(Losses)	—	—
Contributions by Employer	52,328	—
Benefits Paid	—	—
Closing Fair Value of Plan Assets	52,328	—

*This represents amount paid for purchase of non participating annuity contract for a Founder Director.

Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	7.00%	7.65%
Salary increase Rate (p.a.)	0.00%	0.00%

	31 December	31 December	31 December	31 December	31 December
EXPERIENCE ADJUSTMENTS	2007	2008	2009	2010	2011
Defined Benefit Obligations	101,831	134,821	125,133	112,747	53,808
Plan Assets	—	—	—	—	(52,328)
Deficit	(101,831)	(134,821)	(125,133)	(112,747)	(1,480)
Experience Adjustments on Plan Liabilities	(2,741)	1,188	—	(1,067)	(7,116)
Experience Adjustments on Plan Assets	—	—	—	—	—

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

13.       Employee Benefit Plans (Contd.)

A former founder and executive director with Patni USA is entitled to receive pension benefits upon retirement or on termination from employment at the rate of 50% of their last drawn monthly salary. The pension is payable from the time the eligible individual reaches the age of 71 years and is payable to the respective individual or the surviving spouse. In 2011, the Company settled the pension liability by funding non participating annuity contract. The funding discharges the Company of all future pension obligations to this individual.

(ii)             Pension Benefits - US Director

Amount to be recognized in Balance Sheet

	31 December	31 December
	2011	2010
Present Value of Unfunded Obligations	—	429,020
Amounts in Balance Sheet
Provision for pension	—	429,020

Expense recognized in Statement of Profit and Loss Account

	31 December	31 December
	2011	2010
Current Service Cost	4,153	10,060
Interest on Defined Benefit Obligations	7,330	17,301
Settlement	12,680	—
Net Actuarial Losses recognized in the Year	39,279	27,243
Total included in “Personnel Cost”	63,442	54,604

Change in Defined Benefit Obligations

	31 December	31 December
	2011	2010
Opening Defined Benefit Obligations	429,020	374,416
Current Service Cost	4,153	10,060
Interest Cost	7,330	17,301
Actuarial Losses	39,279	27,243
Settlement	12,680	—
	492,462	429,020
Amount paid for non participating annuity contract	492,462	—
Closing Defined Benefit Obligations	—	429,020
Financial Assumptions at the Valuation Date
Discount Rate (p.a.)	—	4.50%
Salary increase Rate (p.a.)	—	10.00%

	31 December	31 December	31 December	31 December	31 December
EXPERIENCE ADJUSTMENTS	2007	2008	2009	2010	2011
Defined Benefit Obligations	279,570	348,079	374,416	429,020	—
Plan Assets	—	—	—	—	—
Deficit	(279,570)	(348,079)	(374,416)	(429,020)	—
Experience Adjustments on Plan Liabilities	(36,441)	47,990	632	(13,232)	(10,680)
Experience Adjustments on Plan Assets	—	—	—	—	—

Notes to the Consolidated Financial Statements (Contd.)

(Amounts in thousands of Indian Rupees)

14.  Delisting process

On 16 November 2011, Pan Asia and iGATE Global, subsidiaries of the Company, announced that they were initiating the process of voluntarily delisting the equity shares of Patni from the Indian Stock Exchanges namely, the National Stock Exchange of India Limited (“NSE”) and the Bombay Stock Exchange Limited (“BSE”), and the American Depository Shares (“ADSs”) from the New York Stock Exchange(“NYSE”), by way of postal ballot pursuant to the provisions of Section 192A (2) of the Companies Act, 1956 read with the Companies (Passing of the Resolutions by Postal Ballot) Rules, 2011.

The Postal Ballot closed at 5:00 p.m IST on 6 January 2012 and the Special Resolution contained in the Postal Ballot Notice dated 5 December 2011 was duly passed by the requisite majority as required under Section 189(2) of the Companies Act, 1956, Regulation 8(1) (b) of the Securities and Exchange Board of India (“SEBI”) (Delisting of Equity Shares) Regulations, 2009 (“Delisting Regulations”) as well as the applicable rules of the NYSE and the U.S. Securities and Exchange Commission (“SEC”) and the U. S. Securities Exchange Act of 1934, all as amended from time to time.

The delisting offer (the “Delisting Offer”) involves a price discovery mechanism, which is known in India as a “Reverse Book Building Process.” The offer price (the “Offer Price”) (i.e., the price at which the Shares of the Public Shareholders are to be purchased pursuant to the Delisting Offer) is determined after establishment of a statutorily prescribed “floor price,” which is determined in accordance with Delisting Regulations. Accordingly, the floor price for the Delisting Offer of  356.74 per share was determined.

Pan Asia and iGATE Global may make a public announcement of a delisting offer in accordance with the Indian delisting regulations within a period of one year from the date of the above-mentioned shareholder approval.

If the delisting is successful and all the shares of Common Stock are tendered, iGATE’s beneficial ownership in Patni is expected to increase from approximately 80.38% to 100%. Upon delisting being successful, public trading of the Patni shares of Common Stock on the BSE and the NSE and ADSs on the NYSE will cease. The promoters also will seek to cause the Common Stock of Patni to be deregistered under the Exchange Act.

As the sole shareholder of Patni, iGATE will receive the benefit of the right to participate in any and all future increases in Patni’s value and will bear the complete risk of any and all losses incurred in the operation of Patni and any decreases in Patni’s value.

Upon completion of the delisting, Patni’s public shareholders who tender their shares of Common Stock will not bear the risks of potential decreases in the value of their holdings in Patni based on any downturns in Patni’s future performance. Under the delisting, Patni‘s public shareholders will receive a single cash price for their shares of Common Stock (including those represented by ADSs which are converted into Common Stock).

15.  Prior year comparatives

Previous years figures have been appropriately reclassified / regrouped to conform to the current year’s presentation. The figures of previous year were audited by a firm of Chartered Accountants other than S.R. Batliboi & Associates.

For S.R. Batliboi & Associates	For and on behalf of the Board of Directors of
Firm registration number: 101049W	Patni Computer Systems Limited
Chartered Accountants

per Kalpesh Jain	Phaneesh Murthy	Arun Duggal
Partner	CEO & Managing Director	Director
Membership No.: 106406

	Ananth Nayak	Arun Kanakal
	Principal Finance Officer	Company Secretary

Mumbai, India	Bangalore, India
25 January 2012	25 January 2012

Risk Management

This section on Risk Management discusses the various aspects of Risk Management Framework existing in the Company. Readers are cautioned that the risk related information outlined here is not exhaustive and is for information purposes only. Readers are advised to exercise their own judgment in assessing the risk associated with the Company and refer to the risk in the Company’s previous annual reports and filings with the Stock Exchanges in India and the Security and Exchange Commission in U.S.

Framework

The Company has adopted a risk management framework that enables continuous identification, assessment, monitoring and management of the organization’s risks. The Audit Committee of the Board monitors the risk management framework and provides direction to the management. The mitigation plan is designed based on management’s response to the assessed risks. The risk framework seeks to address the following key risks.

Business Risks

Being the driver of the Company’s strategy, the top management is acquainted with the risks inherent to the software development business and the risks emerging from its strategic decisions. Top management plays a significant role in addressing business risks. These risks can be classified as follows:

Client Concentration

A significant proportion of the Company’s revenues are derived from a limited number of customers in a few selected industries. In 2009, 2010 and 2011 our top ten clients accounted for 49.7%, 48.8% and 46.0% of our revenues, respectively. Revenues from clients in top 10 grew by 2% whereas outside the top 10 grew by 14.1% in 2011 as compared to 2010. The Company is making conscious efforts to diversify its customer base, thereby reducing the share of business with few limited customers.

Country Concentration

The Company primarily derives its revenues from the U.S & Europe geographies. Our U.S. based revenues grew by 5.4% whereas revenues from Europe grew by 30% in 2011. With slowdown in the global economy, technology spending by clients may be reduced or postponed. This may negatively impact the Company’s business. The Company continues to focus on market expansion in Europe, Japan, Asia-Pacific and other regions. The following is the geography-wise break-up of revenues:

Scanning the Competitive Environment

The Company operates in a highly competitive environment. It faces competition from Indian IT service companies, multinational IT service companies, in-house IT departments, consulting firms, offshore service providers in countries with low wage costs such as China, Philippines, countries in Eastern Europe and Latin America; and involvement of third party intermediaries who negotiate IT services and outsourcing contracts on behalf of their clients. The Company has expanded in recent times its service offerings and industry expertise and broadened its geographic presence.

The Company strives to provide customers with superior solutions, by continuously developing technology intensive and innovative solutions. We believe innovation should be institutionalized so as to ensure our ability to help clients meet emerging challenges. We have a Research and Innovation group involved in our research and development activity initiatives, which also provides analysis on the trends in client requirements and evolving needs.

Business Models and Structure

The Company offers a wide spectrum of services in several industry and technology practices. The Company is continuously working towards enhancing the number of industry segments and service lines to manage revenue concentration and excessive dependence on any one industry practice, technology practice or service lines. The Company has a dedicated enterprise risk management team that focuses on project delivery risks. It identifies the critical projects and monitors the delivery risks faced in relation to such projects.

Accounts Receivable

The Company’s business is spread across various geographies governed by local laws in which they are incorporated and operate. The Company acquires several new customers each year for which it undertakes suitable credit assessments to secure itself from credit defaults and bad debts on account of such customers.

Integration Risk

Integration of our operations with that of iGATE posed certain challenges primarily covering aspects like cultures of both the organizations, retention of key executives, increase in attrition rate, retention of customer base, and other related integration concerns. Recognizing the importance of Integration as one of the pre-requisites for success of Patni’s acquisition by iGATE, leaders of both companies came together to drive the integration process. An Integration Steering Committee and an Integration Management Office was formed and six tracks were identified as key integration areas. With adequate attention to culture aspects as well, the organization achieved objectives set for it to function as a seamless entity.

Existence and Adequacy of Internal Controls

The Company has a well defined internal control system that is adequate and commensurate with the size and nature of its business. Clear roles, responsibilities and authorities, coupled with robust internal information systems, ensure appropriate information flow to facilitate effective monitoring. Adequate controls are established to ensure that assets of the Company are safeguarded and transactions are executed in accordance with documented policies. Compliance with the above policies is monitored through regular internal audits of processes as well as underlying transactions. The Company has a Corporate Risk Management team that focuses on internal controls and internal audits, besides engaging independent audit firms as internal auditors. The Audit Committee approves Annual Internal Audit Plan and periodically reviews their reports and recommendations. Action plans are agreed with the process owners to facilitate proper implementation of the recommendations.

Risks Emerging from Nature of Financial Operations

Foreign Exchange Fluctuations

The Company earns revenues in various currencies, with revenues in US dollars comprising the bulk, whereas a significant part of costs is in Indian Rupee. This exposes the Company to risks arising out of fluctuations in the foreign exchange rates, especially in case of USD-INR. The Company seeks to reduce effect of such risks by using hedging instruments such as currency forwards and options. The treasury team focuses on mitigating foreign exchange fluctuation risks in accordance with the Forex policy framed by the Audit Committee in this regard.

Liquidity Management

The Company’s cash reserves and liquid assets are managed through a dedicated treasury department. The investible surpluses are deployed in debt oriented investment avenues such as cash, liquid or short term debt funds, short tenure certificate of deposits etc. The company also invests in fixed maturity plans of various tenors. These investments are governed by prudential norms and Investment Policy framed by the Audit Committee in this regard. The Company is a nearly zero-debt Company except for a small exposure towards car lease.

Legal and Regulatory Risks

Conformity with Local Laws and Regulation

The Company has trans-national operations, with a global workforce. This requires it to ensure that its diverse workforce is sensitive to and compliant with local laws. The Company has processes to make the workforce aware of local employment laws and significant legal requirements pertaining to work practices.

The Company has issued ADRs in the US and is listed on the New York Stock Exchange since December 2005. The Company is exposed to regulatory requirements in the U.S. The Company engages consultants and legal firms at different locations where it has its operations for advice on various regulatory requirements.

Taxation

The Company has trans-national operations. The Company operates in various geographies and is exposed to international tax laws including various elements of payroll taxes in such geographies. The Company is suitably represented by competent tax experts in such geographies where it has its operations. The Company takes a proactive approach and engages experts and consultants before the operations are set-up, so as to be compliant from initial stages itself.

Business, Property and People Insurance

The Directors and Officers of the Company are exposed to risk arising out of their commitments, statements and decisions on behalf of the Company. The Company’s operation necessitates geographical spread of its Property and People. The Company has taken suitable insurance covers in respective geographies to ensure and mitigate such risks.

Contracts

Contractual risks may arise out of non-performance of contracts or any other breach in the contracts signed by the Company with its customers or other external entities. The Company has a centralized contract management cell that reviews contracts with the Company’s customers, key suppliers, business partners and associates. Suitable insurance covers including Errors & Omission and Commercial & General Liability have also been obtained.

Intellectual Property

The Company has developed a comprehensive approach to protect itself against infringement of Intellectual Property (IP). The IP may belong to its customers, third parties or even to the Company. Processes are in place to protect the Company’s IP from misuse by third parties. At the same time, the Company has controls in place to ensure that it is not exposed to risks associated with the misuse of IP or technology products owned by third parties. The Company ensures that only licensed software is used in all its facilities. Further, the Contracts cell ensures that IP related issues are given due consideration while executing agreements with customers or third parties.

Conducive Environment for Employee Retention and Development

The Company operates in a sector where human resources are the most critical resources and the attrition rates are high. It therefore faces the challenge of attracting and retaining professional and skilled talent to be able to continuously deliver a superior quality of service. The Company endeavors to attract and retain the best professional talent, by creating a professional work culture, by offering growth opportunities and by exposing employees to new technologies through on-going training programmes.

Technology Obsolescence, Business Continuity and Disaster Recovery Planning

The Company could face challenges with its existing infrastructure such as unavailability of internet, voice and international links, power failures, network systems failures, etc. which could adversely impact the delivery of services. To overcome these challenges, each development centre is connected to the national backbone built with high speed multiple data links from multiple vendors. The national backbone is designed with state-of-the-art technologies and protocols. The Company has several links to US & UK Data Centers, using different routes provided by multiple service providers. Redundancy in air-conditioning equipment, UPS, generators, power supply, LAN & WAN equipment, links and 24x7 tracking & monitoring of IT infrastructure ensures that standby mechanisms take over immediately whenever any critical system breaks down. For mission critical systems and applications, the Company is using high end blade and cluster servers with built-in high availability and redundancy. Company has also deployed Virtualization technology to get advantage of better utilization of IT assets and efficient recovery of servers and applications. The Company has deployed multi tier security mechanism to protect Company’s IT infrastructure from malicious users. Multi-tier clustered firewalls and intrusion prevention and/or detection systems are in place at all internet gateways to ensure adequate safety to all the Company’s systems and to prevent hacking.

The Company has a Disaster Recovery and Business Continuity Practice (DR/BCP) for all its operations. Periodic reviews are carried out to ensure that all the DR/BCP compliance requirements are met. The security audit and architecture organization was strengthened with adoption of the ISO 27001 standard for information security to further enhance the security processes. The Company has ensured un-interrupted power supply to all its development and data centers by deploying adequate redundant power sources to take care of power outages. The Company has deployed technologies like Storage Area Network (SAN) to ensure high availability of its own data.

Patni World-wide

AMERICAS	DENMARK	SWITZERLAND
MEXICO	Patni Computer Systems Ltd.	Patni Computer Systems Limited
PCS Computer Systems Mexico, SA de CV	(Denmark Branch)	(Switzerland Branch)
Av. Prolongacion Tecnologico s/n	C/o Skatkon ApS	Seestrasse 131
Edificio Parque Tecnologico, 6to. Piso	OmØgade 8, 3	8027 Zurich
Fracc. San Pablo, C.P. 76130	2100 KØbenhavn Ø	Switzerland.
Querétaro, Qro., Mexico.	Denmark.	C/o Tel: +49 69 710 455 231
Tel: +52 442 290 6400	Tel: +44 20 8283 2300	C/o Fax: +49 69 710 455 450
Fax: +52 442 290 6436	Fax: +44 20 8759 9501	C/o E-mail: germany@igatepatni.com
E-mail: mexico@igatepatni.com	E-mail: denmark@igatepatni.com
THE NETHERLANDS
U.S.A.	FINLAND	Patni Computer Systems Ltd.
Patni Americas, Inc.	Patni Computer Systems Ltd.	(Netherlands Branch)
One Broadway, 13th Floor	(Finland Branch)	Joop Geesinkweg 901-999
Cambridge, MA 02142.	Mannerheimintie 44A, 3rd Floor	1096 AZ Amsterdam
Tel: +1 617 914 8000	00260, Helsinki	The Netherlands.
Fax: +1 617 914 8200	Finland.	Tel: +31 20 5616063
E-mail: usa@igatepatni.com	Tel: +358 9 4730 7240	Fax: +31 20 5616666
	Fax: +358 9 493 353	E-mail: nl@igatepatni.com
Patni Americas, Inc.	E-mail: finland@igatepatni.com
11260 Chester Road, Suite # 600		UAE
Spectrum Office Tower	GERMANY	Patni Telecom Solutions Pvt. Ltd.
Cincinnati, OH 45246.	Patni Computer Systems GmbH	(Dubai Branch)
Tel: +1 513 772 2072	Excellent Business Center	Office No- 232, 2nd Floor
Fax: +1 513 772 5082	Bockenheimer Landstraße 17/19	KML Business Centre
E-mail: usa@igatepatni.com	60325 Frankfurt am Main	Al Qouz, Dubai
	Germany.	UAE.
Patni Americas, Inc.	Tel: +49 69 710 455 231	PO Box – 124097.
Harborside Plaza 5	Fax: +49 69 710 455 450	Tel: +971 4 3307647
Suite 2910, 29th Floor	E-mail: germany@igatepatni.com	Fax: +971 4 3306570
Jersey City, NJ 07311.		E-mail: dubai@igatepatni.com
Tel: +1 201 680 7600	IRELAND
Fax: +1 201 333 2180	Patni Computer Services Ltd.	UNITED KINGDOM
E-mail: usa@igatepatni.com	(Ireland Branch)	Patni Computer Systems (UK) Ltd.
	3rd Floor, Behan House	The Patni Building
Patni Americas, Inc.	Lower Mount Street	264-270, Bath Road
16 Zane Grey	Dublin 2	Heathrow UB3 5JJ
Suite 250/300	Ireland.	United Kingdom.
El Paso, TX 79906.	Tel: +44 20 8283 2300	Tel: +44 20 8283 2300
Tel: +1 915 774 7001	Fax: +44 20 8759 9501	Fax: +44 20 8759 9501
Fax: +1 915 774 7099	E-mail: uk@igatepatni.com	E-mail: uk@igatepatni.com
E-mail: usa@igatepatni.com
	SOUTH AFRICA	ASIA-PACIFIC (APAC)
CHCS Services, Inc.	Patni Telecom Solutions Pvt. Ltd.	INDIA
411 N. Baylen Street	(South Africa Branch)	Patni Computer Systems Ltd.
Pensacola, FL 32501.	2 Eglin Road, Sunning Hill	Ackruti Softech Park
Tel: +1 888 262 0952	Johannesburg 2157	MIDC Cross Road No. 21
Fax: +1 954 888 4889	South Africa.	Andheri (E), Mumbai 400 093
E-mail: usa@igatepatni.com	Tel: +27 83212 8681	India.
	Fax: +27 11209 4505	Tel: +91 22 6693 0500
EUROPE, MIDDLE EAST, AFRICA	E-mail: sa@igatepatni.com	Fax: +91 22 2832 1750
(EMEA)		E-mail: mumbai@igatepatni.com
CZECH REPUBLIC	SWEDEN
Patni Computer Systems (Czech) s.r.o.	Patni Computer Systems Ltd.	Patni Computer Systems Ltd.
Praha 4	(Sweden Branch)	55, SDF II, SEEPZ
Hvezdova 1716/2b	Kungstensgatan 57	Andheri (E), Mumbai 400 096
PSC 140 00, Czech Republic.	113 59 Stockholm, Sweden.	India.
Tel: +44 20 8283 2300	Tel: + 46 8 50 66 57 20	Tel: +91 22 2829 1454
Fax: +44 20 8759 9501	Fax: + 46 8 50 66 57 29	Fax: +91 22 2829 1575
E-mail: uk@igatepatni.com	E-mail: sweden@igatepatni.com	E-mail: mumbai@igatepatni.com

Patni Computer Systems Ltd.	Patni Computer Systems Ltd.	AUSTRALIA
Building No. 305, Sector No. II	Patni Knowledge Center	Patni Computer Systems Ltd.
Millennium Business Park, Mahape	142 E&F, B Block	(Australia Branch)
Navi Mumbai 400 710	Noida Special Economic Zone (NSEZ)	Suite 202, 54 Miller Street
India.	Noida, 201 305	North Sydney, NSW 2060
Tel: +91 22 2778 3600	India.	Australia.
Fax: +91 22 2778 1086	Tel: +91 120 332 6000.	Tel: +61 2 8920 1122
E-mail: mumbai@igatepatni.com	Fax: +91 120 332 4799	Fax: +61 2 8920 1622
	E-mail: noida@igatepatni.com	E-mail: australia@igatepatni.com
Patni Computer Systems Ltd.
Patni Knowledge Park	Patni Computer Systems Ltd.	CHINA
IT 1 / IT 2, TTC Industrial Area	A-78/9, GIDC Electronics Estate	Patni Computer Systems (Suzhou) Ltd.
Thane-Belapur Road, Airoli	Sector 25, Gandhinagar 382 016	Building No.3, Suzhou Software &
Navi Mumbai 400 708	Gujarat, India.	Technology Park, No.2 Keling Road
India.	Tel: +91 79 2328 7000	SND Suzhou – 215163, China.
Tel: + 91 22 3917 5000	Fax: +91 79 2328 7007	Tel: +86 (512) 6661 6666
Fax: +91 22 3917 5002	E-mail: gnr@igatepatni.com	Fax: +86 (512) 6661 6668
E-mail: airoli@igatepatni.com		E-mail: china@igatepatni.com
Patni Computer Systems Ltd.
Patni Computer Systems Ltd. Unit 5-8, Electronic Sadan III,	A-201 & 202, Bldg # 1, Mindspace SEZ Koba, Gandhinagar 382 009	Patni Computer Systems Software (Dalian) Co. Ltd.
MIDC Bhosari, Pune 411 026 India.	Gujarat, India. Tel: +91 79 4038 1100	502B, 269 Wuyi Road, Sha He Kou District Dalian 116000, China.
Tel: +91 20 2710 5000	Fax: +91 79 2328 7007	Tel: +86 (411) 8473 6166
Fax: +91 20 2712 1882	E-mail: gnr@igatepatni.com	C/o Fax: +86 (512) 6661 6668
E-mail: pune@igatepatni.com		E-mail: china@igatepatni.com
Patni Computer Systems Ltd.
Patni Computer Systems Ltd.	Plot No: 155-156 (P), 158-162(P) & 165(P)-
Level 0,1,2,5 & 6 Tower III	170(P), EPIP Phase II, Whitefield	JAPAN
Cyber City, Magarpatta City	Bengaluru, 560 066, India.	Patni Computer Systems Japan Inc.
Hadapsar, Pune 411 013	Tel: +91 80 4104 0000	Ichigaya UN Building 2F
India.	Fax: +91 80 4125 9090	4-3-8, Kudan-Kita, Chiyoda-ku
Tel.: +91 20 3984 2000	E-mail: bengaluru@igatepatni.com	Tokyo 102-0073, Japan.
Fax: +91 20 3984 2082		Tel: +81 3 3222 8031
E-mail: pune@igatepatni.com	Patni Computer Systems Ltd.	Fax: +81 3 3222 8030
	Sipcot IT Park	E-mail: japan@igatepatni.com
Patni Computer Systems Ltd.	Old Mahabalipuram Road
Level 4 Tower VIII	Siruseri, Chennai 603 103	Patni Computer Systems Ltd.
SEZ Magarpatta City	India.	(Japan Branch)
Hadapsar, Pune 411 013	Tel: +91 44 4744 4444	Ichigaya UN Building 2F
India.	Fax: +91 44 4744 4445	4-3-8, Kudan-Kita, Chiyoda-ku
Tel.: +91 20 3984 2000	E-mail: chennai@igatepatni.com	Tokyo 102-0073, Japan.
Fax: +91 20 3984 2082		Tel: +81 3 3222 8031
E-mail: pune@igatepatni.com	Patni Telecom Solutions Pvt. Ltd.	Fax: +81 3 3222 8030
	Maximus Towers ‘2B’, III & IV Floors	E-mail: japan@igatepatni.com
Patni Computer Systems Ltd.	Raheja Mindspace IT Park
Patni Knowledge Center	Software Units Layout,	SINGAPORE
139, 140, A Block	Madhapur, Hyderabad 500 081	Patni (Singapore) Pte. Ltd.
Noida Special Economic Zone (NSEZ)	India.	61 Robinson Road
Noida, 201 305	Tel: +91 40 3071 5000	#16-02 Robinson Centre
India.	Fax: +91 40 3071 5001	Singapore 068893.
Tel: +91 120 332 6000	E-mail: hyd@igatepatni.com	Tel: +65 6602 6600
Fax: +91 120 332 6200		Fax: +65 6602 6610
E-mail: noida@igatepatni.com	Patni Computer Systems Ltd.	E-mail: singapore@igatepatni.com
5Q4-A1 & A2, Cyber Towers
	Hitec City, Madhapur	Patni (Singapore) Pte. Ltd.
	Hyderabad 500 081	438B Alexandra Road
	India.	Unit #01-02 Alexandra Techno Park
	Tel: +91 40 4488 6000	Singapore119968.
	Fax: +91 40 4488 6002	Tel: +65 6602 6600
	E-mail: hyd@igatepatni.com	Fax: +65 6602 6610
E-mail: singapore@igatepatni.com

Corporate Information

Board of Directors	Auditors to the Company
Mr. Jai S Pathak, Chairman (Independent Director)	S.R. Batliboi & Associates
Mr. Phaneesh Murthy, Chief Executive Officer & Managing Director	14th Floor, The Ruby
Mr. Göran Lindahl, Non-Executive Director	29 Senapati Bapat Marg
Mr. Shashank Singh, Non-Executive Director	Dadar (West), Mumbai - 400 028
Mr. Arun Duggal, Independent Director	India.
Mr. Vimal Bhandari, Independent Director	Tel: +91 22 6192 0000
Fax: +91 22 6192 1000
Company Secretary
Mr. Arun Kanakal	Registered Office
Level II, Tower 3, Cybercity,
Bankers	Magarpatta City, Hadapsar
Standard Chartered Bank	Pune - 411 013
90 M G Road, Fort	India.
Mumbai - 400 001	Tel: +91 20 3984 2000
India.	Fax: +91 20 3984 2082

Registrars and Transfer Agents	Mumbai Office
Karvy Computershare Private Limited	Ackruti Softech Park,
Plot No. 17-24	MIDC Cross Road No. 21
Vittal Rao Nagar, Madhapur	Andheri (E), Mumbai - 400 093
Hyderabad - 500 081	India.
India.	Tel: +91 22 6693 0500
Tel: +91 40 2342 0815-820	Fax: +91 22 2832 1750
Fax: +91 40 2342 0814	E-mail: investors.redressal@igatepatni.com
E-mail: igkcpl@karvy.com

Notes

Notes

www.igatepatni.com

PATNI COMPUTER SYSTEMS LIMITED

Regd. Office: Level II, Tower 3,Cybercity, Magarpatta City, Hadapsar, Pune - 411 013. India

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Thirty Fourth Annual General Meeting of the Members of Patni Computer Systems Limited will be held at Hotel Le Meridien, R.B.M. Road, Behind Pune Railway Station, Pune - 411 001 on Tuesday, 10 April 2012, at 3:00 p.m. to transact the following business:

Ordinary Business:

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to take all such actions as may be required to give effect to this resolution.”

By Order of the Board

Arun Kanakal

25 January 2012	Vice President & Company Secretary

1.      To receive, consider and adopt the audited Balance Sheet as at 31 December 2011 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon.

2.      To appoint a director in place of Mr. Shashank Singh, who retires by rotation and being eligible, offers himself for re-appointment.

3.      To appoint a director in place of Mr. Göran Lindahl, who retires by rotation and being eligible, offers himself for re-appointment.

4.      To reappoint Auditors to hold office from conclusion of this Meeting to the conclusion of next Annual General Meeting and to fix their remuneration.

Special Business:

5.      Appointment of Branch Auditors

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of sub-section 3 of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, the Board of Directors be and is hereby authorized to re-appoint M/s. Revideco AB, Authorized Public Accountants, as Sweden Branch Auditors to hold office from the conclusion of this Meeting to the conclusion of the next Annual General Meeting and to fix their remuneration for auditing the accounts of the Company’s branch office at Sweden for the year ended 31 December 2012.”

RESOLVED FURTHER THAT that pursuant to the provisions of Section 228 of the Companies Act 1956 and other applicable provisions, if any, the Board of Directors of the Company be and is hereby authorized to appoint from time to time, in consultation with the Company’s Auditors, any person qualified to act as the Branch Auditor(s) of the Company within the provisions of Section 228 of the Companies Act, 1956, to carry out the audit of the accounts of the branch office(s) which may be opened hereinafter in India or abroad and to fix the remuneration of such Branch Auditors.”

6.      Payment of remuneration made to non-executive directors during the year 2008

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

“RESOLVED THAT subject to the approval of the Central Government pursuant to sub-section 5B of section 309 and other applicable provisions of the Companies Act, 1956 (“the Act”), if any, the consent of the Members of the Company be and is hereby accorded for waiver from recovery of remuneration of  19,550,636 each already paid/provision made towards the pension liability of Mr. Gajendra K Patni and Mr. Ashok K Patni, Ex-non executive directors, exceeding the limits prescribed under section 309 of the Act, during the year 2008 in accordance to the terms of their respective employment agreements.

Ackruti Softech Park

MIDC Cross Road No.21

MIDC, Andheri (East)

Mumbai - 400 093.

Notes:

1.      The Explanatory Statement, pursuant to Section 173 of the Companies Act, 1956, in respect of the business under Item Nos. 5 & 6, is annexed hereto.

2.      A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

The Instrument appointing a Proxy, to be effective, must be duly filled, stamped and signed and must reach the Company’s Registered Office not less than 48 hours before the commencement of the Meeting.

3.      The Register of Members and the Share Transfer Books of the Company will be closed from 3 April 2012 to 10 April 2012 (both days inclusive) for the purpose of ensuing Annual General Meeting.

All correspondence regarding shares of the Company should be addressed to the Company’s Registrar and Share Transfer Agent (“R & T Agent”), Karvy Computershare Private Limited, (Unit: Patni Computer Systems Limited) at Plot No.17—24, Vittal Rao Nagar, Madhapur, Hyderabad - 500 081.

4.      Members may avail of the facility for making nominations by nominating, in the prescribed form, a person to whom Member’s shares in the Company shall vest in the event of Member’s death. Interested Members may write to the Company / R & T Agent for the prescribed form.

5.      Members who wish to claim Dividends, which remain unclaimed, are requested to approach the Company / the Company’s Registrar and Share Transfer Agent, Karvy Computershare Private Limited, (Unit: Patni Computer Systems Limited) at Plot No.17—24, Vittal Rao Nagar, Madhapur, Hyderabad - 500 081. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company’s Unpaid Dividend Account, will, as per Section 205A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund(“IEPF”). Members who have not yet encashed their dividend warrant(s) for the financial year ended 31 December 2004 are requested to make their claims without any delay. It may be noted that the unclaimed dividend for the said financial year will be transferred to IEPF in July 2012.

6.      Queries, if any, on Accounts and Operations of the Company, may please be sent to the Company’s Mumbai Office mentioned above seven days in advance of the Meeting so that the answers may be made available at the Meeting.

7.      Members are requested to bring their personal copy of the Annual Report to the Meeting.

8.      The Ministry of Corporate Affairs has taken a green initiative by permitting companies to send various documents like notices, annual

1

reports including annual accounts etc. to its Members through electronic mode. Keeping in spirit with the said initiative, we request you to register/update your email addresses with your respective Depository Participants in case of shares held in dematerialized form and with R & T Agent - M/s Karvy Computershare Private Limited in case of shares held in physical form. Your Company supports this green initiative and proposes to send all permitted communications electronically to the preferred email addresses of the Members.

EXPLANATORY STATEMENT

Pursuant to Section 173(2) of the Companies Act, 1956

The following Explanatory Statement sets out all material facts relating to Item Nos. 5 & 6 of the accompanying Notice of the Annual General Meeting to be held on 10 April 2012.

Item No. 5

The Company has a branch office in Sweden. The Company had appointed M/s. Revideco AB, Authorized Public Accountants, as Auditors of the Sweden Branch as per requirements of Swedish law, until the conclusion of this Annual General Meeting. It is proposed to re-appoint them as the Auditors for Sweden Branch. M/s. Revideco AB have confirmed their willingness to act as the Auditors, if appointed.

Pursuant to provisions of Section 228 (3) of the Companies Act, 1956, the Members of the Company in a general meeting can appoint a person having the requisite qualification (other than its statutory auditor) for audit of accounts of the branch office of the Company or alternatively can authorise the Board of Directors of the Company for making such appointment in consultation with the Company’s Auditors.

In view of these provisions, the approval of the Members is also being sought for authorizing the Board of Directors to appoint Branch Auditors of the Company from time to time for the branch office(s) of the Company which may be opened hereafter in India or abroad, and also to fix their remuneration.

Accordingly, it is proposed to seek the approval of the members as per the resolution proposed.

The Board recommends the resolution for your approval.

None of the Directors of the Company are concerned or interested in the resolution.

Item No. 6

Mr. Gajendra K Patni and Mr. Ashok K Patni, were Executive Directors of the Company till October 2007 who were paid remuneration as per their respective terms of appointment which were also approved by the shareholders of the Company at the 28th Annual General Meeting held on 21 June 2006. It may be noted that one of the terms of the appointment of Mr. Gajendra K Patni and Mr. Ashok K Patni included the payment of pension.

Accordingly, when they ceased to be Executive Directors in October 2007, a total provision for a pension of  39,101,272 was made in accounts as per the terms of their appointments. The total remuneration to non-executive directors in the year ended 2008, including the abovementioned provision for pension was  73,067,620 (excluding sitting fees of  940,000) which was 1.94% of the profits under section 198 of the Companies Act, 1956 (“the Act”) and was in excess of the limits prescribed under section 309 of the Act. However, these payments were made as per their terms of appointments which were earlier approved by the Members of the Company. Please also note that both Mr. Gajendra K Patni and Mr. Ashok K Patni were ceased to be directors of the Company w.e.f. 8 February 2011 and 12 May 2011 respectively.

In view of the above, the Company proposes to make an application to the Central Government to seek the waiver of recovery of excess remuneration provided for Mr. Gajendra K Patni and Mr. Ashok K Patni during the year 2008.

The Board of Directors of the Company at its meeting held on 25 January 2012 has, subject to the approval of the Members of the Company and the Central Government under section 309 (5B) of the Act and any other applicable provisions, accorded its consent for waiver from recovery of excess amount as described herein above which were already paid/

provided towards pension payment of Mr. Gajendra K Patni and Mr. Ashok K Patni, Ex-non Executive Directors of the Company during the financial year 2008 as mentioned herein which was in excess of the limits prescribed under section 309 of the Act.

Accordingly, it is proposed to seek the approval of the Members as per the resolution proposed.

The Board recommends the resolution for your approval.

None of the Directors of the Company are concerned or interested in the resolution.

For Patni Computer Systems Limited

Arun Kanakal

Vice President & Company Secretary

25 January 2012

ANNEXURE TO ITEM NOS. 2 & 3

Details of Directors seeking re-appointment at the Annual General Meeting

Mr. Shashank Singh, aged 35 years (DoB: 3 June 1976), has been a Director of the Company since February 2011. Mr. Singh has an MBA from Harvard Business School, from which he graduated as a Baker Scholar. He also has a first class degree in economics from Cambridge University, and a BA (Honours) with distinction from St. Stephen’s College (University of Delhi).

Mr. Singh is the Partner and Co-Head of the India office of Apax Partners, having helped to start the office in 2007. Shashank joined Apax in 2004 in London, where he specialised in Tech & Telecom deals. Shashank has led or participated in a number of deals at Apax including iGATE Patni, TIM Hellas/Q-Telecom, Weather Investments, TDC, Bezeq and Synetrix. Prior to joining Apax Partners, Mr. Singh was a strategy consultant with Monitor Company, where he advised clients in the telecoms and high technology sectors. He also acts as an observer on the Board of iGATE Corporation.

Mr. Singh is not a relative of any of the Directors of the Company.

Mr. Singh is the Chairman of the Shareholders’ / Investors’ Grievance Committee of the Company.

As on date, Mr. Singh neither holds any shares in the Company nor has any options granted to him under Company’s Stock Options Scheme.

Mr. Göran Lindahl, aged 66 years (DoB: 28 April 1945), has been a Director of the Company since May 2011. Mr. Lindahl earned a master’s degree in electrical engineering from Chalmers University of Technology in Gothenburg, Sweden. Mr. Lindahl also received an Honorary Doctorate Degrees, D.Sc. and Ph.D.

Mr. Lindahl was the Chief Executive Officer and President of the Global Technology and Engineering Group ABB, headquartered in Zurich, Switzerland, from 1 January, 1997 to 31 December, 2000 and spent more than thirty years in various positions within ABB. He previously held a number of management positions in research and marketing and has been a global business area manager and president of several ABB companies. He is the chairman of Avinode Holdings AB, IKEA GreenTech AB and LivSafe Group. In addition, he serves on the boards of directors of iGate Corporation and INGKA Holding BV (IKEA) and various other private non-public companies and advisory boards.

Mr. Lindahl is not a relative of any of the Directors of the Company.

Mr. Lindahl is not a Member of any Committee of the Board of Directors of the Company.

As on date, Mr. Lindahl neither holds any shares in the Company nor has any options granted to him under Company’s Stock Options Scheme.

2

PATNI COMPUTER SYSTEMS LIMITED Regd. Office: Level II, Tower 3,Cybercity, Magarpatta City, Hadapsar, Pune - 411 013. India Proxy Form DP ID* Ledger Folio No. Client ID* No. of shares held I/We of being a Member(s) of the abovenamed Company, hereby appoint or failing him of as my/our proxy to attend and vote for me/us on my/our behalf at the THIRTY-FOURTH ANNUAL GENERAL MEETING of the Company at Hotel Le Meridien, R.B.M. Road, Behind Pune Railway Station, Pune 411 001, to be held on Tuesday, 10 April 2012, at 3.00 p.m. or at any adjournment thereof. Signed this day of, 2012. * Applicable to Members holding shares in electronic form. (Signature of the Member) Note: This form, duly completed and signed, should be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the Meeting. PATNI COMPUTER SYSTEMS LIMITED Regd. Office: Level II, Tower 3,Cybercity, Magarpatta City, Hadapsar, Pune - 411 013. India Attendance Slip To be handed over at the entrance of the Meeting Hall DP ID* Ledger Folio No. Client ID* No. of shares held Full Name of the Member attending (IN BLOCK LETTERS): Full Name of Proxy (IN BLOCK LETTERS): (To be filled in if Proxy attends instead of the Member) I hereby record my presence at the THIRTY-FOURTH ANNUAL GENERAL MEETING of the Company at Hotel Le Meridien, R.B.M. Road, Behind Pune Railway Station, Pune 411 001, on Tuesday, 10 April 2012, at 3.00 p.m. (Signature of the Member) *Applicable to Members holding shares in electronic form. (To be signed at the time of handing over this slip) Note: Members are requested to bring their copies of the Annual Report to the Meeting.

. FOLD AND DETACH HERE Please mark your votes as indicated in this example X FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Mark Here for Address Change or Comments SEE REVERSE Patni Computer Systems Limited WO# 19948 NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature Signature Date RESTRICTED SCAN LINE AREA Ordinary Business: 1. To receive, consider and adopt the audited Balance Sheet as at 31 December 2011 and the Profit & Loss Account for the year ended on that date and the reports of the Directors and the Auditors thereon. 2. To appoint a director in place of Mr. Shashank Singh, who retires by rotation and being eligible, offers himself for re-appointment. 3. To appoint a director in place of Mr. Göran Lindahl, who retires by rotation and being eligible, offers himself for re-appointment. 4. To reappoint Auditors to hold office from conclusion of this Meeting to the conclusion of next Annual General Meeting and to fix their remuneration. Special Business: 5. Appointment of Branch Auditors 6. Payment of remuneration made to non-executive directors during the year 2008 Voting on this proxy card is by reference to the Notice of Meeting for the Annual General Meeting dated January 25, 2012, issued by the Company. For a copy of the annual report and financial statements please go to www.igatepatni.com.

. FOLD AND DETACH HERE THE BANK OF NEW YORK MELLON PO BOX 3549 S HACKENSACK NJ 07606-9249 Address Change/Comments (Mark the corresponding box on the reverse side) (Continued and to be marked, dated and signed, on the other side) WO# 19948 PATNI COMPUTER SYSTEMS LIMITED Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York time) on April 2, 2012) The undersigned registered holder of American Depositary Shares (“ADSs”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADSs of Patni Computer Systems Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on March 1, 2012 (ADS Record Date) at the Annual General Meeting of Shareholders of Patni Computer Systems Limited to be held on Tuesday, April 10, 2012 at Hotel Le Meridien, R.B.M. Road, Behind Pune Railway Station, Pune – 411001, India in respect of the resolutions specified on the reverse. NOTES: 1. Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: March 21, 2012	By:	/s/ ARUN KANAKAL
Arun Kanakal
Vice President & Company Secretary